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                            KINROSS GOLD CORPORATION




                             ANNUAL INFORMATION FORM


                      FOR THE YEAR ENDED DECEMBER 31, 2004




                             DATED FEBRUARY 10, 2006

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                                TABLE OF CONTENTS
                                                                            PAGE

CAUTIONARY STATEMENT...........................................................1
RISK FACTORS...................................................................1
CORPORATE STRUCTURE...........................................................10
GENERAL DEVELOPMENT OF THE BUSINESS...........................................11
DESCRIPTION OF THE BUSINESS...................................................15
   Employees..................................................................15
   Competitive Conditions.....................................................15
   Environmental Protection...................................................16
   Operations.................................................................16
   Gold Equivalent Production (Ounces)........................................17
   Marketing..................................................................18
   Mineral Reserves and Mineral Resources.....................................20
   Material Properties........................................................25
     Fort Knox Mine and Area, Alaska..........................................25
     The Porcupine Joint Venture..............................................32
     La Coipa Mine............................................................40
     Paracatu Mine............................................................45
     Refugio Mine.............................................................53
     Round Mountain...........................................................59
DIVIDEND POLICY...............................................................65
LEGAL PROCEEDINGS.............................................................65
DESCRIPTION OF CAPITAL STRUCTURE..............................................69
MARKET PRICE FOR KINROSS COMMON SHARES........................................71
DIRECTORS AND OFFICERS........................................................72
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS......................77
CONFLICT OF INTEREST..........................................................77
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....................78
TRANSFER AGENT AND REGISTRAR..................................................78
MATERIAL CONTRACTS............................................................78
INTERESTS OF EXPERTS..........................................................79
AUDIT COMMITTEE...............................................................79
ADDITIONAL INFORMATION........................................................80
GLOSSARY OF TECHNICAL TERMS...................................................81

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UNLESS  OTHERWISE  STATED,  ALL DOLLAR AMOUNTS IN THIS ANNUAL  INFORMATION  FORM
("ANNUAL INFORMATION FORM") ARE IN UNITED STATES DOLLARS.

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                              CAUTIONARY STATEMENT
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This Annual Information Form of Kinross Gold Corporation ("Kinross" or the
"Company") contains "forward-looking statements." Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans," "expects," or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved." Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kinross to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to the factors Kinross currently believes to be material, which are identified under "Risk Factors," other factors not currently viewed as material could cause actual results to differ materially from those described in the forward-looking statements. In addition, known or unknown risks could have a greater or different effect than currently expected which could cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements which speak only as of the date of this Annual Information Form. Kinross does not undertake any obligation to update or revise these forward-looking statements.

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                                  RISK FACTORS
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        The business and operations of Kinross are subject to risks. In addition to considering the other information in this Annual Information Form, you should consider carefully the following factors in deciding whether to invest in securities of Kinross. If any of these risks occur, or if other risks not currently anticipated or fully appreciated occur, the business and prospects of Kinross could be materially adversely affected, which could have an adverse effect on the trading price for its shares.

KINROSS' MINERAL EXPLORATION AND MINING OPERATIONS INVOLVE SIGNIFICANT RISKS, INCLUDING THE DIFFICULT NATURE OF ESTABLISHING THE EXISTENCE OF ECONOMIC MINERALIZATION, SIGNIFICANT UP-FRONT CAPITAL REQUIREMENTS, VARIABILITY IN DEPOSITS, AND OTHERS THAT MAY RESTRICT KINROSS' ABILITY TO RECEIVE AN ADEQUATE RETURN ON ITS CAPITAL IN THE FUTURE.

        The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience, and knowledge may not eliminate. Few mining properties that are explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities. Large amounts of capital are frequently required to purchase necessary equipment. Delays due to equipment malfunction or inadequacy may adversely affect Kinross' results of operations. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

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        Whether a gold deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade, costs and efficiencies of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold, and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

KINROSS IS SUBJECT TO RISKS CAUSED BY VARIOUS EXTERNAL FACTORS, INCLUDING LEGAL LIABILITY CREATED BY ITS OPERATIONS.

        The operations of Kinross are subject to the hazards and risks normally incident to exploration, development, and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Kinross has interests. Hazards, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, or other conditions may be encountered in the exploration, mining, and removal of material.

CHANGES TO THE EXTENSIVE REGULATORY AND ENVIRONMENTAL RULES AND REGULATIONS TO WHICH KINROSS IS SUBJECT COULD HAVE A MATERIAL ADVERSE EFFECT ON KINROSS' FUTURE OPERATIONS.

        Kinross' mining and processing operations and exploration activities in the Americas, Russia, Africa and other countries and regions are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases the mine development and operating costs of Kinross. Changes in regulations and laws could adversely affect Kinross' operations or substantially increase the costs associated with those operations.

        Kinross' exploration programs in North America are subject to federal, state, and local environmental regulations. Some of Kinross' mining claims are on United States public lands. The United States Forest Service (the "USFS") and Bureau of Land Management (the "BLM") extensively regulate mining operations conducted on public lands. Most operations involving the exploration for minerals are subject to laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners. In addition, in order to conduct mining operations, Kinross will be required to obtain performance bonds related to environmental permit compliance. These bonds may take the form of cash deposits or, if available, could be provided by outside insurance policies. Kinross may be required to prepare and present to federal, state, or local authorities' data pertaining to the effect or impact that any proposed exploration or mining activity may have upon the environment. All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration or production operations.

KINROSS IS SUBJECT TO RISKS AND EXPENSES RELATED TO RECLAMATION COSTS AND RELATED LIABILITIES. INCREASES IN THESE COSTS OVER CURRENT ESTIMATES COULD HAVE A MATERIAL ADVERSE EFFECT ON KINROSS.

        Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation costs under CICA Handbook Section 3110 at $131.7 million as at December 31, 2004 based on information available as of that date. In addition, Kinross spent $17.9 million in 2004 and planned reclamation spending of approximately $23.6 million in 2005 as part of its plans and to get as many closure projects as possible to post-closure monitoring by the end of 2006. Any increases over the current estimates of these costs could have a material adverse effect on Kinross.

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KINROSS IS SUBJECT TO RISKS RELATED TO ENVIRONMENTAL LIABILITY, INCLUDING
LIABILITY FOR ENVIRONMENTAL DAMAGES CAUSED BY MINING ACTIVITIES PRIOR TO OWNERSHIP BY KINROSS. THE PAYMENT OF SUCH LIABILITIES WOULD REDUCE FUNDS OTHERWISE AVAILABLE AND COULD HAVE A MATERIAL ADVERSE EFFECT ON KINROSS.

        Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the ownership of a property by Kinross. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fund fully the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

KINROSS' OPERATIONS COULD BE ADVERSELY AFFECTED BY CHANGES IN MINING LAWS RELATED TO ROYALTIES, NET PROFIT PAYMENTS, LAND AND MINERAL OWNERSHIP AND SIMILAR MATTERS.

        Bills proposing major changes to the mining laws of the United States have been considered by the U.S. Congress. If these bills, which may include royalty fees or net profit payments, are enacted in the future, they could have a significant effect on the ownership, use, operation and profitability of mining claims in the United States, including claims that Kinross owns or holds. Any amendment to current laws and regulations governing the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or more stringent implementation thereof in the United States or other countries where Kinross has operations, could have a material adverse impact on Kinross' financial condition and results of operation.

THE BUSINESS OF KINROSS IS ADVERSELY AFFECTED BY THE LACK OF INFRASTRUCTURE NEAR ITS MINESITES.

        Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross' operations, financial condition, and results of operations.

THE RESERVE AND RESOURCE FIGURES OF KINROSS ARE ONLY ESTIMATES AND ARE SUBJECT TO REVISION BASED ON DEVELOPING INFORMATION. A SIGNIFICANT REDUCTION IN THESE RESERVES AND RESOURCES OR IN THEIR ESTIMATES COULD NEGATIVELY AFFECT THE PRICE OF KINROSS' STOCK.

        The figures for reserves and resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates. Such estimates are materially dependent on prevailing gold prices and costs of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of gold or increases in the costs to recover gold at Kinross' mines may render the mining of ore reserves uneconomical and materially adversely affect Kinross' results of operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

        Unless otherwise noted, proven and probable reserves at Kinross' mines and development projects as of December 31, 2004 were calculated based upon a gold price of $350 per ounce, and measured and indicated resources for Kinross were calculated based upon a gold price of $400 per ounce. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially Kinross' reserves and resources. Should such reductions occur, material write downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained gold in proven and probable reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

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        There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this Annual Information Form are based on various assumptions relating to gold prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.

THE MINERAL RESOURCES OF KINROSS MAY NOT BE ECONOMICALLY DEVELOPABLE, IN WHICH CASE KINROSS MAY NEVER RECOVER ITS EXPENDITURES FOR EXPLORATION AND/OR DEVELOPMENT.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Measured, indicated and inferred mineral resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

IF KINROSS DOES NOT DEVELOP ADDITIONAL MINERAL RESERVES, IT MAY NOT BE ABLE TO SUSTAIN FUTURE OPERATIONS.

        Because mines have limited lives, Kinross must continually replace and expand its mineral reserves as its mines produce gold in order to continue its operations. The life-of-mine estimates included in this Annual Information Form for each of Kinross' material properties are based on a number of factors and assumptions and may prove incorrect. Kinross' ability to maintain or increase its annual production of gold will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines.

THE OPERATIONS OF KINROSS OUTSIDE OF NORTH AMERICA MAY BE ADVERSELY AFFECTED BY CHANGING POLITICAL, LEGAL, AND ECONOMIC CONDITIONS.

        Kinross has mining and exploration operations in Brazil, Chile, Russia and Africa and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

        Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labor relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operations. A future government of these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

THERE ARE SIGNIFICANT CURRENCY AND TAX RISKS RELATED TO KINROSS' RUSSIAN OPERATIONS, WHICH COULD ADVERSELY AFFECT KINROSS' RUSSIAN OPERATIONS.

        Kinross is subject to the considerations and risks of operating in the Russian Federation. The Russian economy continues to display characteristics of an emerging market. These characteristics include, but are not limited to, a currency that is not freely convertible outside of the country and extensive currency controls. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

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        Russian laws, licenses, and permits have been in a state of change and new laws may be given retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, Kinross' interpretation of tax legislation as applied to its transactions and activities may not coincide with that of Russian tax authorities. As a result, transactions may be challenged by tax authorities and Kinross' Russian operations may be assessed, which could result in significant additional taxes, penalties and interest. The periods remain open to review by the tax authorities for three years. See "Business of Kinross--Legal Proceedings--Russia".

ZIMBABWE SUFFERS FROM SIGNIFICANT ECONOMIC INSTABILITY WHICH COULD ADVERSELY AFFECT KINROSS' OPERATIONS IN THIS COUNTRY.

        Kinross is subject to risks relating to an uncertain or unpredictable political and economic environment in Zimbabwe. In the short term, significant economic instability in this region is expected to negatively impact the business environment and may lead to long-term negative changes in the approaches taken with respect to ownership of natural resources by foreign companies. In 2001, Kinross recorded a writedown of $11.8 million relating to Kinross' inability to manage this operation because of political turmoil creating inflationary pressure within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services, and civil unrest. Due to Kinross' continuing inability to control distributions from the operations in Zimbabwe, Kinross stopped reporting mining production in Zimbabwe in 2003.

KINROSS REQUIRES THE ISSUANCE AND RENEWAL OF LICENSES AND PERMITS IN ORDER TO CONDUCT ITS OPERATIONS, AND FAILURE TO RECEIVE THESE LICENSES MAY RESULT IN DELAYS IN DEVELOPMENT OR CESSATION OF CERTAIN OPERATIONS.

        The operations of Kinross require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays and uncertainties. Such licenses and permits are subject to change in various circumstances. Kinross may be unable to timely obtain or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

THE SUCCESS OF KINROSS IS DEPENDENT ON GOLD PRICES OVER WHICH IT HAS NO CONTROL.

        The profitability of Kinross' operations are significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and changes in exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.

KINROSS HAS A HISTORY OF LOSSES, AND FUTURE PROFITABLE OPERATIONS CANNOT BE ASSURED.

        Kinross had net losses attributable to common shareholders of $427.7 million and $63.1 million for 2003 and 2004, respectively. Kinross' ability to operate profitably in the future will depend on the success of its principal mines, the ability of Kinross to expend its mineral reserves, the price of gold and the ability of Kinross to control costs. These can be no assurance Kinross can obtain profitability or even generate sufficient cash flow to sustain its operations and development and exploration activities at current levels.

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THE TITLE TO PROPERTIES OF KINROSS MAY BE UNCERTAIN AND SUBJECT TO RISKS.

        The validity of mining claims which constitute most of Kinross' property holdings in the Americas, Russia and Africa may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

        Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit). However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

NUMEROUS OTHER COMPANIES COMPETE IN THE MINING INDUSTRY, MANY OF WHICH HAVE GREATER RESOURCES AND TECHNICAL CAPACITY THAN KINROSS AND, AS A RESULT, KINROSS MAY BE UNABLE TO EFFECTIVELY COMPETE IN ITS INDUSTRY, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON KINROSS' FUTURE OPERATIONS.

        The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

KINROSS MAY REQUIRE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE.

        The mining, processing, development, and exploration of Kinross' properties may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross' properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavorable to Kinross.

KINROSS' INSURANCE MAY NOT COVER THE RISKS TO WHICH ITS BUSINESS IS EXPOSED.

        Kinross' business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kinross' properties or the properties of others, delays in mining, monetary losses and legal liability.

        Available insurance does not cover all the potential risks associated with a mining company's operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to Kinross or to other companies in the mining industry on acceptable terms. As a result, Kinross might become subject to liability for pollution or other hazards for which it is uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

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THE OPERATIONS OF KINROSS IN VARIOUS COUNTRIES ARE SUBJECT TO CURRENCY RISK.

        Currency fluctuations may affect the revenues which Kinross will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Russian rubles, Chilean pesos, Brazilian reals, and Zimbabwean dollars. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. Currency hedging involves risks and may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Kinross' financial position. While the Russian ruble, Chilean peso, Brazilian real, and the Zimbabwean dollar are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.

FLUCTUATIONS IN UNITED STATES AND CANADIAN EXCHANGE RATES MAY NEGATIVELY AFFECT THE PRICE OF KINROSS' COMMON SHARES IN UNITED STATES DOLLARS.

        Fluctuations in the exchange rate between Canadian and United States dollars may affect the United States dollar value of the Kinross common shares in ways that are different than changes in the Canadian dollar value of Kinross common shares.

KINROSS MAY NOT BE ABLE TO CONTROL THE DECISIONS AND STRATEGY OF JOINT VENTURES TO WHICH IT IS A PARTY.

        Some of the mines in which Kinross owns interests are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Kinross' profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Kinross' results of operations and financial condition:

        - inability to exert influence over certain strategic decisions made in respect of joint venture properties;
        - disagreement with partners on how to develop and operate mines efficiently;
        - inability of partners to meet their obligations to the joint venture or third parties; and
        -       litigation between partners regarding joint venture matters.

THE FAILURE OF KINROSS TO PAY ROYALTIES WOULD ADVERSELY AFFECT ITS BUSINESS AND OPERATIONS.

        Kinross' mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

THE COMMODITY HEDGING ACTIVITIES OF KINROSS MAY HAVE AN ADVERSE EFFECT ON ITS RESULTS OF OPERATIONS.

        Kinross has historically reduced its exposure to gold price fluctuations by engaging in hedging activities. In 2002, Kinross changed its hedging strategy and discontinued its hedging activities for gold and as a result is fully exposed to any future decline in the market price of gold. If Kinross were to resume its hedging activities, it may be unable to achieve realized prices for gold produced in excess of average market prices. Hedging may not adequately protect against declines in the price of gold and may prevent Kinross from benefiting fully from gold price increases. Hedging may require margin activities. Sudden fluctuations in the price of gold could result in margin calls that could have an adverse effect on the financial position of Kinross.

THE BUSINESS OF KINROSS IS DEPENDENT ON GOOD LABOR AND EMPLOYMENT RELATIONS.

        Production at Kinross' mines is dependent upon the efforts of employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labor relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross with its employees may have a material adverse effect on Kinross' business, results of operations, and financial condition.

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LIMITATIONS ON THE RIGHTS OF KINROSS' FOREIGN SUBSIDIARIES COULD ADVERSELY
AFFECT ITS ABILITY TO OPERATE EFFICIENTLY.

        Kinross conducts operations through foreign subsidiaries and joint ventures, and a substantial part of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Kinross' ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse impact on Kinross' valuation and stock price. For example, currently Kinross is subject to limitations on the transfer of cash or assets for its operations in Zimbabwe.

THE RESULTS OF KINROSS' OPERATIONS COULD BE ADVERSELY AFFECTED BY ITS ACQUISITION STRATEGY.

        As part of Kinross' business strategy, it has sought, and will continue to seek, to acquire new mining and development opportunities in the mining industry. In pursuit of such opportunities, Kinross may fail to select appropriate acquisition candidates or to negotiate acceptable arrangements, including arrangements to finance acquisitions or to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition or business arrangement that it pursues on favorable terms. Any acquisitions or business arrangements completed may not ultimately benefit Kinross' business.

CHANGES IN THE MARKET PRICE OF KINROSS COMMON SHARES MAY BE UNRELATED TO ITS RESULTS OF OPERATIONS AND COULD HAVE AN ADVERSE IMPACT ON KINROSS.

        The Kinross common shares are listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE"). The price of the Kinross common shares is likely to be significantly affected by short-term changes in gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor's ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE, further reducing market liquidity.

        As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect Kinross' long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Kinross may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

ANY FUTURE RESTATEMENT OF KINROSS' FINANCIAL STATEMENTS MAY ADVERSELY AFFECT THE TRADING PRICE OF ITS COMMON SHARES.

        Kinross has completed the restatement of its consolidated financial statements and believes they are presented in accordance with the requirements of generally accepted accounting principles. However, such restatements do not prevent future changes or adjustments, including additional restatements. If there were future restatements of the consolidated financial statements, such restatements may adversely affect the trading price of Kinross' common shares. See "General Development of Business - Restatements"

KINROSS HAS NOT PAID DIVIDENDS IN THE PAST AND DOES NOT ANTICIPATE DOING SO IN THE FUTURE.

        No dividends on the common shares have been paid by Kinross to date. Kinross anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. Kinross does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Kinross' board of directors, after taking into account many factors, including Kinross' operating results, financial condition, and current and anticipated cash needs.

THE LOSS OF KEY EXECUTIVES COULD ADVERSELY AFFECT KINROSS.

        Kinross has a relatively small executive management team. In the event that the services of a number of these executives were no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-man life insurance with respect to its executives.

SHORTAGE OF SUPPLIES COULD ADVERSELY AFFECT KINROSS' ABILITY TO OPERATE.

        Kinross is dependent on various supplies and equipment to carry out its mining operations. The shortage of such supplies, equipment and parts could have a material adverse effect on the Company's ability to carry out its operations and therefore limit or increase the cost of production.

KINROSS IS SUBJECT TO CERTAIN LEGAL PROCEEDINGS AND MAY BE SUBJECT TO ADDITIONAL LITIGATION IN THE FUTURE.

        Kinross is a party to the legal proceedings described under the caption "Legal Proceedings". If decided adversely to Kinross, these legal proceedings, or others that could be brought against Kinross in the future which are not now known, for example, litigation based on its business activities, environmental laws, volatility in its stock price, failure of its disclosure obligations or as a result of its financial restatement (see "General Development of the Business
- Restatements"), could have a material adverse effect on Kinross' financial condition or prospects. In July 2005, Kinross was notified by the enforcement division of the SEC that Kinross would be requested to provide documentation in connection with an informal inquiry focused on Kinross' accounting for the business combination with TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). No further request has been made by the SEC to date. However, a regulatory investigation could result in significant costs and damages and divert management's attention and resources.

IT MAY BE DIFFICULT TO ENFORCE A UNITED STATES JUDGMENT AGAINST THE OFFICERS AND DIRECTORS OF KINROSS OR THE EXPERTS NAMED IN THIS ANNUAL INFORMATION FORM OR TO ASSERT UNITED STATES SECURITIES LAWS CLAIMS IN CANADA.

        Substantially all of the executive officers and directors of Kinross and its independent accountants are non residents of the United States, and a substantial portion of Kinross' assets are located outside the United States. These executives and accountants reside in Canada, making it difficult or impossible to effect service upon them in the United States. As a result, it may be difficult for U.S. residents to effect service in the United States or enforce a judgment obtained in the United States against Kinross or any such persons. Execution by United States courts of any judgment obtained against Kinross or its officers or directors in United States courts would be limited to the assets of Kinross or such persons, as the case may be, located in the United States. Additionally, it may be difficult for U.S. residents to obtain Canadian enforcement of U.S. judgment or to assert civil liabilities under United States securities laws in original actions instituted in Canada.

--------------------------------------------------------------------------------
                               CORPORATE STRUCTURE
--------------------------------------------------------------------------------

        Kinross Gold Corporation was initially created in May 1993 by amalgamation of CMP Resources Ltd. ("CMP Resources"), Plexus Resources Corporation ("Plexus Resources"), and 1021105 Ontario Corp ("1021105"). In December 2000, Kinross amalgamated with LT Acquisition Inc., in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX and in January 2006 it amalgamated with its wholly-owned subsidiary, Echo Bay. Kinross is the continuing entity resulting from these amalgamations. Kinross is governed by the BUSINESS CORPORATIONS ACT (Ontario) and its' registered and principal offices are located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

        Each of Kinross' operations is a separate business unit managed by its vice president and general manager, who in turn, reports to the Chief Operating Officer. Exploration activities, corporate financing, tax planning, additional technical support services, hedging and acquisition strategies are managed centrally. Kinross' risk management programs are subject to overview by its Audit Committee and the Board of Directors.

        A significant portion of Kinross' business is carried on through subsidiaries. A chart showing the names of the significant subsidiaries of Kinross and their respective jurisdictions of incorporation is set out below as of January 1, 2006. All subsidiaries are 100% owned unless otherwise noted. Unless otherwise indicated herein, the term "Kinross" includes, collectively, all of the subsidiaries of Kinross.



           [Graphic depicting the organizational structure of Kinross and its subsidiaries]

--------------------------------------------------------------------------------
                       GENERAL DEVELOPMENT OF THE BUSINESS
--------------------------------------------------------------------------------

OVERVIEW

        Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties primarily in the Americas and Russia. The principal products of Kinross are gold and silver produced in the form of dore that is shipped to refineries for final processing.

        Kinross' strategy is to increase shareholder value through increases in precious metal reserves, production and long-term cash flow and earnings per share. Kinross' strategy also consists of optimizing the performance and, therefore, the value of existing operations, investing in quality exploration and development projects and acquiring new potentially accreditive properties and projects. Kinross generated revenues of $666.8 million in 2004, $571.9 million in 2003 and $261.0 million in 2002.

        Kinross' operations and reserves are impacted by changes in metal prices. Over the past three years, gold has averaged approximately $361 per ounce and was $436 per ounce on the last trading day of 2004. Gold traded above $375 per ounce in 2004 and above $400 per ounce in 2005. Kinross used a gold price forecast of $350 per ounce at the end of 2004 and $325 at the end of 2003 to estimate reserves.

        Kinross' share of proven and probable reserves as at December 31, 2004, was 19.4 million ounces of gold and 32.8 million ounces of silver. These estimates have been calculated using industry standard methodology and the appropriate cut-off grade assuming a gold price of $350 per ounce.

THREE YEAR HISTORY

        Kinross completed an equity offering in February 2002, pursuant to which
7.7 million Kinross common shares were issued for net proceeds of $18.5 million. The majority of funds raised were used for a $16.00 per share cash tender offer for the preferred shares of Kinam ("Kinam Preferred Shares"), a majority owned subsidiary, that were held by third parties. 670,722 Kinam Preferred Shares having a book value of $36.6 million were tendered and purchased by Kinross for $10.7 million ($11.4 million including costs of the tender offer). The $25.2 million difference in value associated with this transaction was applied against the carrying value of a portion of Kinam's property, plant and equipment.

        On June 10, 2002, Kinross, TVX, and Echo Bay entered into a combination agreement, for the purpose of combining the ownership of their respective businesses. The combination was effected by way of a plan of arrangement under the Canada Business Corporations Act on January 31, 2003.

        Also on June 10, 2002, TVX and a subsidiary of TVX entered into agreements with a subsidiary of Newmont pursuant to which TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont J/V") for an aggregate purchase price of $180.0 million. This acquisition was completed immediately prior to the combination with TVX and Echo Bay on January 31, 2003.

        On July 1, 2002, Kinross entered into an agreement with a wholly owned subsidiary of Placer Dome Inc. ("Placer Dome"), Placer Dome (CLA) Limited ("Placer CLA"), to form a joint venture that combined the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada (the "Porcupine Joint Venture"). Placer CLA owns a 51% interest and Kinross owns a 49% interest in the Porcupine Joint Venture, which is operated by a Placer CLA affiliate. Placer CLA contributed the Dome mine and mill and Kinross contributed the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Capital and operating costs are shared in proportion to each party's ownership interest.

        On December 3, 2002, Kinross entered into purchase agreements with four of the five Russian minority shareholders holding 44.17% of the shares of Omolon Gold Mining Company ("Omolon"). Omolon agreed to purchase these shares from the four shareholders for $44.7 million. The acquisition increased Kinross' ownership interest in Omolon to 98.1% and closed in February of 2003.

        On December 5, 2002, Kinross completed a public offering and issued 16.6 million Kinross common shares and warrants to purchase up to 8,333,333 common shares for total proceeds of $97.7 million. The warrants can be exercised on or before December 5, 2007, for Kinross common shares at an exercise price of Cdn.$15.00 per share.

        On August 28, 2003, Kinross issued 23.0 million common shares from its treasury for gross proceeds of $152.5 million. The bulk of the net proceeds from the offering were used to redeem outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures was $144.8 million. The debentures were redeemed on September 29, 2003, which gave rise to a net gain on redemption of $15.4 million. The financial impact of the redemption is fully described in Note 12 to the consolidated financial statements.

        During the fourth quarter of 2003, Kinross sold several of its equity interests and portfolio investments which were considered non-strategic, including investments in Minefinders Corporation Ltd., Pacific Rim Mining Corporation, and Endeavour Mining Capital Corporation. Proceeds from the sale of equity investments totaled $63.3 million. These transactions resulted in after-tax gains amounting to $26.0 million which are included in the consolidated statements of operations for the year as a component of the $29.5 million gain on disposal of assets.

        On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly-owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometers by road from Kinross' Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn Mountain Project of 2.79 million tonnes grading 11.1 grams of gold per tonne containing 991,300 ounces of gold.

        The current operating plan for the Buckhorn Mountain Project contemplates the development of an underground mine and the shipping of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. Kinross has a strong environmental record and believes that by working diligently with federal, state, and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

        On June 1, 2005, Kinross announced that it had signed an amendment agreement with Crown to extend the termination date of the definitive acquisition agreement to March 31, 2006 and adjust the price that Kinross will pay to acquire Crown.

        Under the terms of amended agreement, shareholders of Crown will receive
0.34 of a Kinross common share for each share of Crown common stock, an increase of 0.0489 over the original exchange ratio of 0.2911. A valuation collar has also been agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders is $110 million and the minimum value is $77.5 million, both limits excluding shares held by Kinross.

        Kinross also agreed to purchase a $10.0 million convertible debenture (the "Debenture") from Crown. The Debenture is convertible into 5.8 million shares of Crown common stock. In the event the agreement is terminated, Crown shall have the right to convert all amounts due under this Debenture by providing 30 days prior notice to Kinross.

        Assuming the entire outstanding Crown warrants and options are converted, a total of approximately 15.8 million common shares of Kinross will be issued upon the completion of the transaction.

        In December 2004, Kinross replaced its existing $125 million credit facility with a new three-year $200 million revolving credit facility. The Company used $105.0 million of the new facility to satisfy a portion of the $261.2 million cost to purchase the remaining 51% interest in the Paracatu mine. The facility allowed for the limit to be increased to $300 million and allows for up to seventy percent of the outstanding limit to be drawn in gold. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. A total of ten banks have participated in the facility. Obligations under the facility are secured by the assets of the Fort Knox mine as well as by the pledge of shares in various wholly owned subsidiaries.

        On December 31, 2004, the Company completed the purchase of a 51% interest in Rio Paracatu Mineracao ("RPM"), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. ("Rio Tinto"). The RPM gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. As a result of this transaction the Company now owns 100% of the property and is the operator. Kinross acquired its 49% interest in the mine on January 31, 2003 when it merged with TVX. Consideration of $261 million was paid in cash on completion and is subject to a working capital adjustment post completion. The Company financed the transaction with a combination of cash and debt.

        On January 25, 2005, the Company informed employees and local government officials that it would not proceed with the development of the Tsokol vein located near the Kubaka mill. Omolon management is currently re-working their mine plan based on this announcement. Should closure of the Kubaka operation become the best alternative, this would take place only after completing the mining and milling of the Birkachan open pit and Central Zone Kubaka underground ore body, and the milling of the existing Kubaka stockpiles. This would provide feed for the mill for approximately 12 months. Closure would take place over an additional 12-month period. Development of the Birkachan deposit is still being considered.

        On January 27, 2005, the Company and its joint venture partner High River Gold Mines Ltd., announced that a decision has been made by the joint venture to discontinue development at the New Britannia mine. Exploration efforts were unable to define an extension of the ore body containing better grade and thickness as was mined in mid-2004. New Britannia suspended mining and milling operations in September 2004, and exploration of the potential extension in December 2004. The mine was placed on care and maintenance.

        On March 23, 2005, the Company announced the appointment of Tye Burt as President and Chief Executive Officer of the Company. Mr. Burt replaced Robert Buchan who had announced his intention to step down in January 2005. See "Directors and Officers - Tye W. Burt".

        On November 21, 2005, Kinross announced that as a result of its drilling program initiated in January 2005 and further studies, it has increased estimated proven and probable reserves at the Paracatu mine to approximately
13.3 million ounces as of November 1, 2005, based on a gold price of $400 per ounce, an increase of 4.8 million ounces compared to the December 31, 2004 reported reserves.

        On November 30, 2005 Kinross announced that Deloitte & Touche LLP would not stand for reappointment as auditors of the Company for the 2005 financial term and that the board of directors appointed KPMG LLP to act as auditors for the Company for the 2005 financial term.

        On December 29, 2005, Kinross entered into a definitive agreement whereby it will sell its Aquarius gold property to St Andrew Goldfields Ltd. in exchange for 100 million common shares of St Andrew and warrants to acquire 25 million St Andrew common shares at a price of Cdn.$0.17 per share for a period of 24 months. The transaction is contingent on St Andrew posting satisfactory financial assurance bonding relating to the Aquarius project and is expected to close in the first half of 2006.

RESTATEMENTS

Restatement relating to Accounting of the TVX/Echo Bay Transaction

        On February 3, 2005, Kinross announced that following a lengthy review of the manner in which it had accounted for goodwill in connection with the business combination with TVX and Echo Bay, its financial statements and related auditor's report for the year ended December 31, 2003 could no longer be relied upon. In this connection, Kinross hired an independent firm of valuators to provide evaluations of the acquired assets as of January 31, 2003, December 31, 2003 and December 31, 2004. As a result of the valuations and changed accounting treatment, Kinross restated its 2003 audited financial statements and its 2003 and 2004 interim financial statements.

        The independent valuations resulted in an increase in the fair value of the net assets acquired and a consequential reduction in goodwill as of the acquisition date. The revised purchase price allocation resulted in

$736.7 million of goodwill, down from the $918.0 million initially recorded. In addition, the goodwill was allocated to the reporting units acquired in the transaction.

        The independent valuator also reviewed the impairment testing as at December 31, 2003. As a result, Kinross has recognized for the 2003 fiscal year, an impairment of long-lived assets of $15.2 million relating to property, plant and equipment, $1.9 million relating to investments and $394.4 million relating to goodwill for a total impairment of $411.5 million. This compares with an impairment of $9.9 million to property, plant and equipment and investments and no impairment to goodwill that had been originally recorded for the year ended December 31, 2003. In addition to the impairment losses, depreciation, depletion and amortization increased from $140.9 million to $172.7 million, the provision for income tax decreased from $13.1 million to $1.5 million and net earnings attributable to common shareholders of $19.7 million has been restated to a net loss of $401.0 million. The restatement also includes the impact of the adoption of CICA Handbook Section 3110 "Asset Retirement Obligations", which was adopted by the Company effective January 1, 2004 and applied retroactively with a restatement of 2003 and 2002 comparative figures. A more detailed description is provided in the Note 3 to the audited financial statements for the year ended December 31, 2004.

Restatement relating to Correction of Foreign Currency Impact on Income Tax Liabilities.

        During the preparation of its interim financial statements for the year 2005, Kinross and its new auditors discovered an error affecting its financial statements for the years ended December 31, 2003 and 2004 and the respective interim periods. In the previously released financial statements, Kinross had not properly assessed the impact of changes in foreign currency rates affecting the timing differences resulting from a difference between accounting and tax basis which form the basis of the future tax liabilities relating to the purchase of certain assets acquired in the acquisition of TVX and Echo Bay in January, 2003. As a result, Kinross restated the financial statements, and these liabilities have been adjusted for changes in currency exchange rates between the U.S. dollar and the currency of the country where the future tax liabilities arose. The impact of the foreign currency exchange related primarily to the future tax liabilities of the Brazilian operations. This non-cash adjustment had no impact on operating cash flows or cash balances previously reported. The net impact of the foreign exchange loss and income and mining tax recovery on the statements, previously filed in November 2005, increased the loss attributable to common shareholders by $26.7 million for 2003 and $7.0 million for 2004. The restated net loss attributable to common shareholders for 2003 and 2004 is $427.7 million and $63.1 million, respectively. A more detailed description of the restatement is provided in Note 2 to the audited financial statements for the year ended December 31, 2004.

        The restatements described above resulted in Kinross being in default of its continuous disclosure reporting obligations under applicable Canadian and U.S. securities laws.

        On April 14, 2005, a management cease trade order was imposed on the directors and officers of Kinross by the Ontario Securities Commission. A similar order was subsequently issued by the Nova Scotia Securities Commission against Mr. John Oliver who is a resident of Nova Scotia. See "Directors and Officers" for further details.

        In July 2005, Kinross was notified by the enforcement division of the SEC that Kinross could be requested to provide documentation in connection with an informal inquiry focused on Kinross' accounting for the business combination with TVX and Echo Bay and the restatement of its consolidated financial statements. No further request has been made by the SEC to date.

--------------------------------------------------------------------------------
                           DESCRIPTION OF THE BUSINESS
--------------------------------------------------------------------------------

        Kinross is principally engaged in the exploration for, and acquisition, development and operation of, gold-bearing properties. The material properties of Kinross are as follows:

                                                                    Property
Property                       Location                             Ownership
--------                       --------                             ---------
Fort Knox Mine (1)             Fairbanks, Alaska, United States     100% (2)
Porcupine Joint Venture (3)    Timmins, Ontario, Canada             49%
La Coipa (4)                   Chile                                50%
Paracatu (5)                   Brazil                               100%
Refugio                        Chile                                50%
Round Mountain(6)              Nevada, United States                50%

----------------------
(1) The True North property is subject to various net smelter return royalties, ranging from 3.5% to 5%. The Ryan Lode project is subject to various net smelter return royalties ranging from 3% to 5% and annual rental payments of $150,000.
(2) Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property in which Kinross holds an 80% interest.
(3 The Porcupine Joint Venture was formed pursuant to an agreement with Placer CLA dated July 1, 2002. It owns and operates interests in two mining properties: the Hoyle Pond mine and the Dome mine. The Hoyle Pond mine is subject to two tonnage based royalties for which no expenses were accrued in 2003. A 2% net smelter royalty is payable on production from the Preston, Paymaster and Vedron properties.
(4) No royalties are applicable on gold and silver produced but an annual preferred dividend of $1.8 million is payable.
(5) The Paracatu mine is subject to a royalty 0.33% of net sales, a mining tax of 1% of net sales and a profits tax of 3% of net sales.

(6) The Round Mountain mine is subject to a net smelter returns royalty ranging from 3.53% to 6.35%. Production is also subject to a gross revenue royalty of 3.0%

        In addition, Kinross holds a 98.1% interest in the Kubaka mine, situated in Magadan Oblast, Russia, a 50% interest in the Crixas mine, situated in Brazil, a 31.9% interest in the Musselwhite mine in Ontario, Canada, a 100% interest in the Blanket mine, situated in Zimbabwe, Africa, a 100% interest in the Kettle River mine in Washington, United States, a 100% interest in the Lupin mine in Nunavut Territory, Canada, a 50% interest in the New Britannia mine in Manitoba, Canada and other mining properties in various stages of exploration, development, reclamation, and closure. The Company's principal product is gold and it also produces silver.

EMPLOYEES

        At December 31, 2004, Kinross and its subsidiaries employed approximately 6,331 persons. Kinross' employees in the United States and Canada are predominately non-unionized. At the Porcupine Joint Venture a three-year Collective Bargaining Agreement was ratified on November 1, 2005. Kinross considers its employee relations to be good.

COMPETITIVE CONDITIONS

        The precious metal mineral exploration and mining business is a competitive business. Kinross competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of Kinross to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

ENVIRONMENTAL PROTECTION

General

        Kinross' exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations in the jurisdictions in which Kinross' facilities are located, such as (in the United States) the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right to Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws. Kinross is subject to similar laws in other jurisdictions in which it operates. In all jurisdictions in which Kinross operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities. Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans. In all jurisdictions in which Kinross operates, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation. Kinross is currently in compliance in all material respects with all applicable environmental laws and regulations. Details and quantification of the Company's reclamation and remediation obligations are set out in Note 11 to the audited consolidated financial statements of the Company for the years ended December 31, 2004.

OPERATIONS

        Kinross' share of production in 2004 was derived from the mines in Canada (22%), the United States (50%), South America (21%) and Russia (7%).




            [Graphic depicting the location of the mining operations
                           of Kinross on a world map]

GOLD EQUIVALENT PRODUCTION (OUNCES)

The following table summarizes production by Kinross in the last three years:

                                                                        YEARS ENDED DECEMBER 31,
                                                                ---------------------------------------
                                                                    2004         2003          2002
                                                                    ----         ----          ----
Attributable gold equivalent production - ounces.............     1,653,784    1,620,410      888,634

Gold sales - ounces (excluding equivalent accounted ounces)..     1,585,109    1,541,577      848,513

Included in attributable gold equivalent production is silver production converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years. The ratios were 61.46:1 in 2004, 74.79:1 in 2003, and 67.24:1 in 2002.

The following table sets forth the gold equivalent production attributable to Kinross' interest in each of its operating assets during the last three years:

                                                        YEARS ENDED DECEMBER 31,
                                               -----------------------------------------
                                                   2004          2003          2002
                                                   ----          ----          ----
         NORTH AMERICA:

         Fort Knox                                338,334       391,831       410,519

         Round Mountain (1)(5)                   (387,785)     (364,271)            -

         Porcupine Joint Venture (2)             (193,799)     (223,960)     (189,464)

         Musselwhite (1)(7)                       (76,640)      (64,978)            -

         New Britannia (1)(5)                     (23,652)      (31,627)            -

         Kettle River                              96,789             -             -

         Lupin (3)                                (66,577)      (56,008)            -

         SOUTH AMERICA:

         Refugio (5)                               (9,809)            -       (13,047)

         Paracatu (1)(6)                          (92,356)      (91,176)            -

         La Coipa (1)(5)                         (150,887)     (144,125)            -

         Crixas (1)(5)                            (93,540)      (86,698)            -

         OTHER OPERATIONS:

         Kubaka (4)                              (123,616)     (164,006)     (220,972)

         Other (8)(9)                                   -        (1,730)      (54,632)

           Total                                1,653,784     1,620,410       888,634
                                                =========     =========       =======

-------------------------

(1)     2003 production data is for the eleven months from February to December.
(2) 2004 and 2003 production reflects Kinross' 49% ownership interest in the Porcupine Joint Venture. 2002 production reflects Kinross' 100% ownership interest in the Hoyle Pond mine to June 30, 2002, and the 49% interest in the Porcupine Joint Venture thereafter.
(3) 2004 production data is for the period March 1, 2004 to December 31, 2004. 2003 production data is for period January 31, 2003 to August 2003 when mining operations were suspended.
(4) Represents Kinross' 54.7% ownership interest to February 28, 2003, and a 98.1% interest thereafter.
(5)     Represents Kinross' 50% ownership interest.
(6) Represents Kinross' 49% ownership interest. Kinross owns a 100% interest in Paracatu since December 31, 2004.
(7)     Represents Kinross' 31.9% ownership interest.
(8) Includes proportionate share of Denton-Rawhide and Andacollo production, attributable to the ownership interest in Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) through December 2003, when the ownership interest in Pacific Rim was sold.
(9) Includes Blanket mine. Because of the economic and political conditions and the negative impact of inflationary pressures in Zimbabwe, the Blanket mine was written off in 2001. Kinross commenced cost accounting for this investment in 2002 and ceased reporting its production in 2003.

MARKETING

        Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix). Gold has two principal uses: product fabrication and bullion investment. Fabricated gold has a wide variety of end uses, including jewelry manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions, and official coins. Gold bullion is held primarily as a store of value and a safeguard against the collapse of paper assets denominated in fiat currencies. Kinross sells all of its refined gold to banks, bullion dealers, and refiners. In 2004, sales to four customers totaled $190.2 million, $108.5 million, $98.5 million, and $88.4 million, respectively. In 2003, sales to three customers totaled $139.9 million, $121.4 million and $96.2 million, respectively. In 2002, sales to five customers totaled $52.1 million, $41.3 million, $35.7 million, $34.1 million, and $27.4 million, respectively. Due to the size of the bullion market and the above ground inventory of bullion, activities by Kinross will generally not influence gold prices. Kinross believes that the loss of any of these customers would have no material adverse impact on Kinross because of the active worldwide market for gold.

The following table sets forth for the years indicated the high and low London Bullion Market afternoon fix prices for gold:

             YEAR          HIGH          LOW        AVERAGE
             ----          ----          ---        -------

             1998         $313.15      $273.40      $294.09

             1999         $325.50      $252.80      $278.57

             2000         $312.70      $263.80      $279.11

             2001         $293.25      $255.95      $271.04

             2002         $349.30      $277.75      $309.68

             2003         $416.25      $319.90      $363.32

             2004         $454.20      $375.00      $409.17

             2005         $536.50      $411.10      $444.45

MINERAL RESERVES AND MINERAL RESOURCES

        The following tables set forth the estimated mineral reserves and mineral resources attributable to the interests held by Kinross for each of its properties which contain mineral reserves:

                                               MINERAL RESERVE AND RESOURCE STATEMENT
                                        ESTIMATED AT AN ASSUMED GOLD PRICE OF $350 PER OUNCE
                                        PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7,22)
                                       KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2004

------------------------------------------------ --------------------------- -------------------------- ---------------------------
                                        Kinross            PROVEN                    PROBABLE               PROVEN AND PROBABLE

                                       Interest   Tonnes    Grade    Ounces   Tonnes   Grade    Ounces   Tonnes    Grade    Ounces

Property                      Location    (%)     (000s)    (gpt)    (000s)   (000s)   (gpt)    (000s)   (000s)    (gpt)    (000s)
------------------------------------------------ --------------------------- -------------------------- ---------------------------
                                                                GOLD

NORTH AMERICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Fort Knox and area (12)        USA       100.0%   53,333     0.76     1,301   47,471     1.02    1,556  100,803     0.88     2,858
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Round Mountain and area (13)   USA)       50.0%   45,179     0.57       824   30,129     0.67      652   75,309     0.61     1,475
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Porcupine Joint Venture        Canada     49.0%   11,005     1.31       463   23,072     1.65    1,223   34,077     1.54     1,685
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Aquarius (9)                   Canada    100.0%        -        -         -   15,017     2.16    1,042   15,017     2.16     1,042
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Musselwhite (11)               Canada     31.9%    1,897     5.61       342    1,447     5.70      265    3,343     5.65       607
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Lupin                          Canada    100.0%       33     8.47         9        -        -        -       33     8.47         9
------------------------------------------------ --------------------------- -------------------------- ---------------------------
New Britannia                  Canada     50.0%        -        -         -        -        -        -        -        -         -
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Kettle River                   USA       100.0%      169     9.98        54        -        -        -      169     9.98        54
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                         111,615     0.83     2,993  117,136     1.26    4,738  228,751     1.05     7,731
------------------------------------------------ --------------------------- -------------------------- ---------------------------

SOUTH AMERICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Paracatu                       Brazil    100.0%  425,947     0.44     6,025  178,464     0.43    2,437  604,411     0.44     8,463
------------------------------------------------ --------------------------- -------------------------- ---------------------------
La Coipa (11,14,18, 19)        Chile      50.0%    9,159     1.25       369    4,089     1.04      137   13,248     1.19       506
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Refugio                        Chile      50.0%   49,160     0.88     1,388   12,867     0.80      329   62,027     0.86     1,717
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Crixas (10,17)                 Brazil     50.0%    1,386     6.13       273      683     7.22      159    2,069     6.49       432
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                         485,651     0.52     8,055  196,103     0.49    3,062  681,754     0.51    11,116
------------------------------------------------ --------------------------- -------------------------- ---------------------------

ASIA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Kubaka and area (15,16)        Russia     98.1%      424     3.55        48      614    10.60      209    1,038     7.72       258
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                             424     3.55        48      614    10.60      209    1,038     7.72       258
------------------------------------------------ --------------------------- -------------------------- ---------------------------
TOTAL GOLD (EXC. BLANKET)                        597,691     0.58    11,096  313,853     0.79    8,009  911,544     0.65    19,104
------------------------------------------------ --------------------------- -------------------------- ---------------------------

AFRICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Blanket (21)                   Zimbabwe  100.0%      684     4.32        95    1,536     4.26      210    2,220     4.28       305
------------------------------------------------ --------------------------- -------------------------- ---------------------------
TOTAL GOLD (INC. BLANKET)                        598,375     0.58    11,191  315,389     0.81    8,219  913,764     0.66    19,410
------------------------------------------------ --------------------------- -------------------------- ---------------------------

                                                               SILVER

SOUTH AMERICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
La Coipa (11,14,18,19)         Chile      50.0%    9,159     68.1    20,044    4,089     94.6   12,437   13,248     76.3    32,480
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                           9,159     68.1    20,044    4,089     94.6   12,437   13,248     76.3    32,480
------------------------------------------------ --------------------------- -------------------------- ---------------------------

ASIA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Kubaka and area (15,16)        Russia     98.1%      424      9.0       123      614     12.4      245    1,038     11.0       368
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                             424      9.0       123      614     12.4      245    1,038     11.0       368
------------------------------------------------ --------------------------- -------------------------- ---------------------------
TOTAL SILVER                                       9,583     65.5    20,167    4,703     83.9   12,682   14,286     71.5    32,848
------------------------------------------------ --------------------------- -------------------------- ---------------------------

        NOTE: TOTALS MAY NOT ADD, DUE TO ROUNDING.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

        THIS SECTION USES THE TERMS "MEASURED" AND "INDICATED" RESOURCES. UNITED STATES INVESTORS ARE ADVISED THAT WHILE THOSE TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN REGULATIONS, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT RECOGNIZE THEM. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

                                               MINERAL RESERVE AND RESOURCE STATEMENT
                 MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8,22)
                                            ESTIMATED AT A GOLD PRICE OF $400 PER OUNCE
                                       KINROSS GOLD CORPORATION'S SHARE AT DECEMBER 31, 2004

------------------------------------------------ --------------------------- -------------------------- ---------------------------
                                        Kinross           MEASURED                   INDICATED             MEASURED AND INDICATED

                                       Interest   Tonnes    Grade    Ounces   Tonnes   Grade    Ounces   Tonnes    Grade    Ounces

Property                      Location    (%)     (000s)    (gpt)    (000s)   (000s)   (gpt)    (000s)   (000s)    (gpt)    (000s)
------------------------------------------------ --------------------------- -------------------------- ---------------------------
                                                                GOLD

NORTH AMERICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Fort Knox and area (12)        USA       100.0%   11,927    0.65       251    24,970    0.74      591     36,897    0.71       842
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Round Mountain and area (13)   USA        50.0%   14,749    0.48       227    21,437    0.57      393     36,186    0.53       620
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Porcupine Joint
  Venture (11,18)              Canada     49.0%    3,043    2.62       256    23,473    1.87    1,412     26,515    1.96     1,668
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Aquarius(9)                    Canada    100.0%        -       -         -         -       -        -          -       -         -
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Musselwhite (11,18)            Canada     31.9%      496    3.94        63       427    6.50       89        922    5.12       152
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Lupin                          Canada    100.0%        -       -         -       446    9.33      134        446    9.33       134
------------------------------------------------ --------------------------- -------------------------- ---------------------------
New Britannia                  Canada     50.0%       40    4.77         6     1,066    5.14      176      1,106    5.12       182
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Kettle River                   USA       100.0%        -       -         -         -       -        -          -       -         -
------------------------------------------------ --------------------------- -------------------------- ---------------------------
George-Goose Lake(9)           Canada    100.0%        -       -         -     2,842   11.78    1,076      2,842   11.78     1,076
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                          30,254    0.83       803    74,660    1.61    3,871    104,913    1.39     4,674
------------------------------------------------ --------------------------- -------------------------- ---------------------------

SOUTH AMERICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Paracatu                       Brazil    100.0%    1,645    0.30        16       647    0.31        6      2,292    0.30        22
------------------------------------------------ --------------------------- -------------------------- ---------------------------
La Coipa (11,14,18,19)         Chile      50.0%    9,077    0.91       266     5,033    1.09      176     14,110    0.97       442
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Refugio                        Chile      50.0%   21,688    0.78       541    11,616    0.68      256     33,304    0.74       797
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Crixas (10,17)                 Brazil     50.0%      324    7.10        74       193    5.80       36        517    6.62       110
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Gurupi (9,20)                  Brazil    100.0%        -       -         -    53,283    1.11    1,907     53,283    1.11     1,907
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                          32,734    0.85       897    70,772    1.05    2,380    103,505    0.98     3,277
------------------------------------------------ --------------------------- -------------------------- ---------------------------

ASIA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Kubaka and area (15,16)        Russia     98.1%       92    3.89        12         -       -        -         92    3.89        12
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                              92    3.89        12         -       -        -         92    3.89        12
------------------------------------------------ --------------------------- -------------------------- ---------------------------

AUSTRALIA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Norseman (9)                   Australia 100.0%        -       -         -     1,482    2.55      122      1,482    2.55       122
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                               -       -         -     1,482    2.55      122      1,482    2.55       122
------------------------------------------------ --------------------------- -------------------------- ---------------------------
TOTAL GOLD (EXC. BLANKET)                         63,080    0.84     1,711   146,914    1.35    6,373    209,993    1.20     8,084
------------------------------------------------ --------------------------- -------------------------- ---------------------------

AFRICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Blanket (21)                   Zimbabwe  100.0%        -       -         -       724    4.35      101        724    4.35       101
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                               -       -         -       724    4.35      101        724    4.35       101
------------------------------------------------ --------------------------- -------------------------- ---------------------------
TOTAL GOLD (INC. BLANKET)                         63,080    0.84     1,711   147,638    1.36    6,474    210,717    1.21     8,186
------------------------------------------------ --------------------------- -------------------------- ---------------------------

                                                               SILVER

SOUTH AMERICA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
La Coipa (11,14,18,19)         Chile      50.0%    9,077    34.0     9,916     5,033    35.2    5,695     14,110    34.4    15,612
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                           9,077    34.0     9,916     5,033    35.2    5,695     14,110    34.4    15,612
------------------------------------------------ --------------------------- -------------------------- ---------------------------
ASIA
------------------------------------------------ --------------------------- -------------------------- ---------------------------
Kubaka and area (15,16)        Russia     98.1%       92     9.3        28         -       -        -         92     9.3        28
------------------------------------------------ --------------------------- -------------------------- ---------------------------
SUBTOTAL                                              92     9.3        28         -       -        -         92     9.3        28
------------------------------------------------ --------------------------- -------------------------- ---------------------------
TOTAL SILVER                                       9,169    33.7     9,944     5,033    35.2    5,695     14,202    34.3    15,639
------------------------------------------------ --------------------------- -------------------------- ---------------------------

NOTE: TOTALS MAY NOT ADD, DUE TO ROUNDING.

-------------------------

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 350 per oz; and a silver price of $US 5.50 per oz. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery.

(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived at a gold price of $US 400 per oz and a silver price of $US 5.50 per oz.

(3) The Company's reserves and resources as at December 31, 2004 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.

(4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource " and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(6) Mineral resource and reserve estimates completed under the supervision of Mr. R. Cooper, P. Eng, an officer of Kinross, who is a qualified person as defined by Canada's National Instrument 43-101.

(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)     Resources, unlike reserves, do not have demonstrated economic viability.

(9) Undeveloped property; development assumes successful permitting allowing mining operations to be conducted.

(10)    Operated by AngloGold Ltd.

(11)    Operated by Placer Dome Inc.

(12) Includes mineral reserves and resources from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area. The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.

(13) Includes mineral reserves and resources from the undeveloped Gold Hill deposit, exploitation of which is dependent on successful permitting.

(14) Includes mineral reserves and resources from the undeveloped Puren Norte deposit, exploitation of which is dependent on successful permitting.

(15) Includes mineral reserves and mineral resources from the Birkachan deposit. Open pit mining at Birkachan has been approved, underground mining remains to be permitted by Russian authorities.

(16) Includes mineral reserves and resources from the undeveloped Tsokol deposit, exploitation of which is dependent on successful permitting.

(17) Mineral reserves reported at a gold price of $375 per ounce, mineral resources reported at a gold price of $425 per ounce.

(18) Mineral reserves reported at a gold price of $350 per ounce, mineral resources reported at a gold price of $425 per ounce.

(19) Mineral reserves reported at a silver price of $5.00 per ounce, mineral resources reported at a silver price of $6.00 per ounce.

(20)    Feasibility Study currently underway.

(21)    Blanket Mine is not included in Kinross' Financial Disclosure
        Statements.

(22) Mineral resource and reserve estimates completed using the following foreign exchange rates:

             $US to $Cdn 1.25
             $US to Rubles 29.00
             $US to Chilean Peso 575
             $US to Brazilian Reals ("R") 3.00

        The following table summarizes the assumptions used in calculating mineral resources and reserves, including average process recovery, cut off grade assumptions, the foreign exchange rate into U.S. dollars, total cost per ounce, and reserve drill spacing.

--------------------------  --------------  --------------  ---------------  ----------------   ---------------------
        PROPERTY                AVERAGE        AVERAGE         FOREIGN            UNIT          RESERVE DRILL SPACING
                                                                                                ---------------------
                                PROCESS      GOLD CUTOFF    EXCHANGE RATES        COST           PROVEN     PROBABLE

                              RECOVERY (%)  GRADE(S) (GPT)   (PER)U.S. $)     (U.S. $/TONNE)       (M)         (M)
---------------------------------------------------------------------------------------------------------------------
GOLD
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Fort Knox and area          79.0% to 96.0%   0.60 to 1.04              -       $5.64 to $9.66       30.5       61.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Round Mountain              19.0% to 85.4%   0.12 to 0.67              -       $0.62 to $3.62       15.2       30.5
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Porcupine Joint Venture     88.1% to 95.9%   0.52 to 7.74           1.43      $6.24 to $93.17        7.6       48.8
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Aquarius                            95.00%           0.50           1.41               $13.50       25.0       25.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Musselwhite                         95.75%           4.00           1.25               $43.23       50.0       50.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Lupin                               92.50%           9.92           1.25               $93.91        4.5       22.9
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
New Britannia                       93.00%           3.33           1.25               $49.51       15.2       61.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Kettle River                        90.00%           6.35              -               $61.06       22.9       22.9
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Paracatu (Brasilia)                 79.25%           0.20           3.00                $2.49      100.0      150.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
La Coipa                    69.9% to 85.2%   0.45 to 0.92         675.00        $4.95 - $5.19       25.0       50.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Refugio                          48 to 67%   0.38 to 0.56         575.00                $4.53       30.0       60.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Crixas                      92.9% to 96.1%   1.90 to 3.00           3.20      $20.58 - $32.35       25.0       50.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Kubaka and area             95.0% to 97.5%   2.84 to 9.07          29.00     $24.79 to $77.18        6.1       40.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
Blanket                             91.00%           3.00      15,259.00               $30.02        7.5       50.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------

--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
SILVER
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------
La Coipa                    42.5% to 71.0%   28.0 to 58.4         675.00        $4.95 - $5.19       25.0       50.0
--------------------------  --------------  --------------  ---------------  -----------------  ---------  ----------

        Reserve reconciliation is shown in the following table:

                             2003 RESERVES         PRODUCTION                         2004 RESERVES

                             @$U.S. 325/OZ          DEPLETION     RESERVE GROWTH      @$U.S. 350/OZ

MINING OPERATION           (OZS AU X 1,000)   (OZS AU X 1,000)  (OZS. AU X 1,000)   (OZS AU X 1,000)
-----------------------------------------------------------------------------------------------------
Fort Knox                            2,945               (374)               288              2,858

Kubaka                                 410                (24)              (128)               258

Refugio                              1,386                331                  -              1,717

Round Mountain                       1,850                112               (486)             1,475

Kettle River                           181                (19)              (108)                54

Lupin                                  155                (74)               (72)                 9

New Britannia                           32                (12)               (20)                 -

Porcupine Joint Venture              1,489                372               (176)             1,685

Musselwhite                            658                 40                (91)               607

La Coipa                               584                 34               (112)               506

Crixas                                 470                 58                (96)               432

Paracatu (Brasilia)                  2,613              6,098               (248)             8,463

Aquarius                             1,042                  -                  -              1,042

Blanket                                319                  9                (23)               305
                          ---------------------------------------------------------------------------
TOTAL                               14,131             (1,934)             7,213             19,410
                          ---------------------------------------------------------------------------

NOTE: TOTALS MAY NOT ADD, DUE TO ROUNDING. RESERVE GROWTH AT PARACATU WAS DUE MOSTLY TO THE ACQUISITION OF AN ADDITIONAL 51% INTEREST IN THE PROPERTY.

The following table reflects proven reserves attributable to Kinross' ownership interest in the indicated mines contained in stockpiles:


---------------- ------------- -------------- --------------------------------------------
                                  KINROSS                    PROVEN RESERVES
                                              --------------------------------------------
                                 INTEREST        TONNES          GRADE          OUNCES

    PROPERTY      LOCATION          (%)          (000S)          (GPT)          (000S)
---------------- ------------- -------------- -------------- -------------- --------------
---------------- ------------- -------------- -------------- -------------- --------------
GOLD
---------------- ------------- -------------- -------------- -------------- --------------
Fort Knox          USA             100.00%       21,997           0.48            340
---------------- ------------- -------------- -------------- -------------- --------------
True North         USA             100.00%            -              -              -
---------------- ------------- -------------- -------------- -------------- --------------
Round Mountain     USA              50.00%       27,105           0.43            376
---------------- ------------- -------------- -------------- -------------- --------------
Porcupine Joint
  Venture          Canada           49.00%        7,279           0.93            219
---------------- ------------- -------------- -------------- -------------- --------------
Kubaka             Russia           98.10%          350           2.73             31
---------------- ------------- -------------- -------------- -------------- --------------
La Coipa           Chile            50.00%        2,763           0.72             64
---------------- ------------- -------------- -------------- -------------- --------------
Refugio            Chile            50.00%           79           1.11              3
---------------- ------------- -------------- -------------- -------------- --------------

---------------- ------------- -------------- -------------- -------------- --------------
SILVER
---------------- ------------- -------------- -------------- -------------- --------------
Kubaka             Russia           98.10%          350            8.9            100
---------------- ------------- -------------- -------------- -------------- --------------
La Coipa           Chile            50.00%        2,763           47.5          4,220
---------------- ------------- -------------- -------------- -------------- --------------

                         MINERAL RESERVES AND RESOURCES
                                QUALIFIED PERSONS

        The following table identifies the "qualified persons," as defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definition and Guidelines," for the reserves and resource estimates with respect to the material properties in which Kinross holds an interest.

    ------------------------- ------------------- ---------------- --------------------
             Property          Qualified Person        Company         Qualification
    ------------------------- ------------------- ---------------- --------------------
    Fort Knox                  R.Cooper            Kinross          P.Eng
    Round Mountain             R.Cooper            Kinross          P.Eng
    Porcupine Joint Venture    R.Cooper            Kinross          P.Eng
    Paracatu                   R Cooper            Kinross          P.Eng
    La Coipa                   R.Cooper            Kinross          P.Eng
    Refugio                    R. Cooper           Kinross          P.Eng

    ------------------------- ------------------- ---------------- --------------------

RESERVES INCREASE AT PARACATU AS OF NOVEMBER 1, 2005

        In January 2005 Kinross initiated an exploration program at the Paracatu mine. A revised resource and reserve estimate on November 1, 2005, based on approximately half of the assay results from the program, resulted in an increase in proven and probable reserves at a gold price of $400 per ounce and an exchange rate of R2.65 = US$1.00 to 946,974,000 tonnes at a grade of 0.44 grams per tonne, containing an estimated 13,280,000 ounces of gold.

        Measured and indicated resources, exclusive of reserves, estimated at a gold price of $450 per ounce and an exchange rate of R2.65 = US$1.00, increased to 121,906,000 tonnes at a grade of 0.43 grams per tonne, containing an estimated 1,677,000 ounces of gold.

        In addition to measured and indicated resources, inferred resources estimated at a gold price of $450 per ounce and an exchange rate of R2.65 = US$1.00, totalled 121,981,000 tonnes at a grade of 0.43 grams gold per tonne.

MATERIAL PROPERTIES

FORT KNOX MINE AND AREA, ALASKA

        Kinross is the owner of the Fort Knox mine located in Fairbanks North Star Borough, Alaska. The Fort Knox mine includes the main Fort Knox open pit mine, mill, and tailings storage facility, the True North open pit mine, which commenced production in 2001, the Ryan Lode project and an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp ("Teryl"). Kinross' ownership interest in the Fort Knox mine was acquired as a result of the acquisition of Kinam on June 1, 1998. The Fort Knox property has been pledged as security against Kinross' syndicated credit facility.

        Detailed financial production and operational information for the Fort Knox mine is available in Kinross' management's discussion and analysis for the year ended December 31, 2004 (the "MD&A").

PROPERTY DESCRIPTION AND LOCATION

FORT KNOX OPEN PIT

        The Fort Knox open pit mine, mill and mineral claims cover approximately 20,463 hectares located 42 kilometers northeast of the City of Fairbanks, Alaska. Kinross owns 1,168 State of Alaska mining claims covering an area of approximately 19,962 hectares, an additional 501 hectares of mineral rights comprised of an Upland Mineral Lease issued by the State of Alaska, a Millsite Lease, and one unpatented federal lode mining claim. The Upland Mineral Lease expires in 2014 and may be renewed for a period not to exceed 55 years. Mineral reserves at the Fort Knox mine are situated on 505 hectares of land that are covered by a State of Alaska Millsite Lease that expires in 2014, and may be renewed for a period not to exceed 55 years.

        The State of Alaska Millsite Lease carries a 3% production royalty, based on net income and recovery of the initial capital investment. Mineral production from State mining claims is subject to a Mine License Tax, following a three-year grace period after production commences. The license tax ranges from 3% to 7% of taxable income. There has been no production from State claims situated outside the boundaries of the Millsite Lease at the Fort Knox mine. The unpatented federal lode claim is owned by Kinross and is not currently subject to any royalty provisions. There was no royalty paid in 2003 but Kinross paid a royalty of $0.14 million in 2004.

        All requisite permits have been obtained for mining and continued development of the Fort Knox open pit mine and are in good standing. Kinross is in compliance with the Fort Knox permits in all material respects.

TRUE NORTH OPEN PIT

        The True North open pit mine mineral claims cover approximately 3,804 hectares, located 43 kilometers northeast of the City of Fairbanks, Alaska. Kinross owns 104 State of Alaska mining claims, covering 1,619 hectares which are subject to a State production royalty tax of 3%. Mineral reserves are situated on two groups of State claims that Kinross has leased from private individuals. Mineral production to date has been from one of the leased claim blocks. Mineral leases have been executed with third parties for an additional 138 State mining claims that cover approximately 2,185 hectares. Leased claims are subject to net smelter return royalties ranging from 3.5% to 5%. Kinross paid royalties of $0.37 million in 2004 and $1.0 million in 2003 on True North Production.

        All requisite permits have been obtained for mining of the True North open pit mine which consists of the Hindenburg, Shepard, Zeppelin, Central and East Pit zones. These permits are in good standing. Kinross is currently in compliance with the True North permits in all material respects.

RYAN LODE PROJECT

        The Ryan Lode project mineral claims cover approximately 500 hectares located 10 kilometers west of the City of Fairbanks, Alaska. The claim block consists of 50 State of Alaska mining claims, ten patented federal mining claims and five unpatented federal mining claims, which are either leased from third parties or held by Kinross. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. In addition to the State of Alaska Mine License Tax, the leased claims are subject to net smelter royalties of 5%, and annual rental payments of $0.15 million. The annual rental payments are not deductible when computing the net smelter return royalties. Kinross paid $0.15 million of annual rental payments in each of 2004 and 2003.

GIL PROPERTY

        The Gil property mineral claims cover approximately 2,700 hectares located contiguous to the Fort Knox claim block. The claim block consists of 167 State of Alaska mining claims and is subject to a joint venture agreement between Kinross and Teryl. Kinross' ownership interest in the Gil claim block is 80%. All production from the State of Alaska mining claims is subject to the State of Alaska Mine License Tax following a three-year tax grace period after production commences. The State of Alaska Mine License tax is graduated from 3% to 7% of taxable income. Kinross continues to actively explore the Gil claims.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

        The Fort Knox mine is situated in close proximity to the City of Fairbanks, which is a major population, service and supply center for the interior region of Alaska. Services, supplies, fuel and electricity are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of Kinross.

        Access to the Fort Knox mine from Fairbanks, Alaska is by 34 kilometers of paved highway and eight kilometers of unpaved road. The True North mine is located 18 kilometers west of the Fort Knox property and is accessible by an unpaved road. The Ryan Lode project is located 65 kilometers from the Fort Knox property and is accessible by 54 kilometers of paved road and 11 kilometers of unpaved roads. The area has a sub-arctic climate, with long cold winters and short summers. Winter low temperatures drop to the range of -40 to-48 Celsius (-40 to -55 degrees Fahrenheit), while in the summer, highs may occasionally exceed 32 degrees Celsius (90 degrees Fahrenheit). The annual rainfall in Fairbanks is approximately 30 centimeters.

        The area topography consists of rounded ridges with gentle side slopes. Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses. The elevation ranges from 1,000 to 1,600 meters.

        The Fort Knox milling operation obtains its process makeup water from a fresh water reservoir located within the permitted property area. The tailings storage area on site has adequate capacity for the remaining mine life of the Fort Knox and the True North mines. Power is provided to the mine by Golden Valley Electric Association's power grid serving the area over a distribution line paid for by Kinross.

HISTORY

        An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902. Between 1902 and 1993 more than 8.0 million ounces of predominately placer gold were mined in the district. In 1984 a geologist discovered visible gold in granitic hosted quartz veins on the Fort Knox property. Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties. In 1991, Kinam (now a subsidiary of Kinross) entered into a joint venture agreement with Teryl to explore the Gil property. In 1992, Kinam acquired ownership of the Fort Knox property. Construction of the Fort Knox mine and mill operations began in 1995 and were completed in 1997. Commercial production at Fort Knox was achieved on March 1, 1997. Construction of the mine was completed at a capital cost of approximately $373 million, which included approximately $28 million of capitalized interest. After acquiring ownership of the True North property in 1999, Kinross completed pre-production capital expenditures, primarily permitting and the building of a haulage road to the Fort Knox mill. Commercial production at True North was achieved on April 1, 2001. Pre-production capital expenditures for True North were approximately $29.6 million.

GEOLOGY AND MINERALIZATION

        Kinross' mining and exploration properties are located within the Fairbanks mining district, a northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

        The Fairbanks district is situated in the northwestern part of a geologic formation called the Yukon - Tanana Terrane (YTT). The YTT consists of a thick sequence of Precambrian to upper Paleozoic metamorphic rocks. The dominant rock types in the district are gray to brown, fine-grained micaceous schist and micaceous quartzite known as the Fairbanks Schist. The Cleary Sequence, a varied assemblage of metavolcanic rocks, is interlayered with the Fairbanks Schist. Higher grade metamorphic rocks of the Chatanika Terrane outcrop in the northern part of the district. Granodiorite to granite igneous bodies intrude YTT rocks.

        The mineral deposits are generally situated in a northeast trending, structurally complex zone characterized by a series of folds, shear zones, high angle faults, and occasional low angle faults. Northeast striking high angle faults influence the location of gold deposits.

        The Fort Knox gold deposit is hosted by a granitic body that intruded the Fairbanks Schist. The surface exposure of the intrusive body is approximately 1,100 meters in the east-west direction and 600 meters north-south.

        Gold occurs in and along the margins of pegmatite veins, quartz stockwork veins and veinlets, quartz-veined shear zones, and fractures within the granite. The stockwork veins strike predominantly east and dip randomly. Stockwork vein density decreases with depth. Shear zones generally strike northwest and dip moderately to the southwest.

        Gold distribution exhibits good continuity in the shear zones but is less predictable in the stockwork zones. Host rock grain size and intrusive phase contacts appear to influence location of shear zones. Gold particles within shear zones are relatively uniformly distributed and are generally less than 100 microns in size. Gold particle size and distribution are much more erratic in the stockwork vein zones. The sulfide content of the deposit is very low.

        The True North gold deposit is located in the Chatanika Terrane. Gold is hosted in mafic to felsic schists and is frequently accompanied by carbon and carbonate alteration in sheared or otherwise structurally prepared zones. The gold is very fine grained, and is closely associated with pyrite, arsenopyrite, and stibnite in the unoxidized zones. It occurs in quartz veins, and in altered and brecciated rocks. There appears to be a direct relationship between veining and gold content, as weakly veined rocks generally carry lower gold values.

EXPLORATION

        Gold exploration techniques utilized at the Fort Knox and True North projects include: reconnaissance and detailed geologic mapping to determine the distribution of rock types and structures; soil and rock chip sampling to determine the presence and surface distribution of gold and associated trace elements; trenching of soil anomalies to create exposures of mineralized bedrock for detailed mapping and sampling; and drilling to confirm the geologic controls on mineralization and to determine the distribution of gold in three dimensions.

        Two types of drilling methods have been used, diamond core and reverse circulation ("RC"). Drilling and drill hole sampling is completed by independent drilling contractors under the close supervision of Kinross personnel. Independent commercial laboratories perform gold assays and geochemical analyses. Historically, Kinross has utilized the services of two firms - ALS Chemex Laboratories and Bondar-Clegg (now owned by the ALS Chemex group). Check assay work during 2003 was switched to American Assay Laboratories, Inc. after Bondar-Clegg was acquired by the ALS Chemex group.

        Kinross' regional exploration within the Fairbanks district totaled $0.6 million during 2004 and approximately the same in 2005.

DRILLING, SAMPLE PREPARATION AND ANALYSIS

        Core and RC drilling are routinely utilized to explore for and define mineral deposits in the Fairbanks mining district. Core drilling produces continuous cylindrical samples of rock by means of an annular shaped, diamond impregnated bit rotated by a bore hole drilling machine. Core drilling, also referred to as diamond drilling, is commonly used to collect continuous, intact rock samples for detailed geologic logging and sampling, for geotechnical and rock strength tests, metallurgical tests, or because alternative drilling methods may not provide adequate or appropriate geological materials.

        RC is a method of rotary or percussion drilling that utilizes dual wall drill pipe. The drilling medium (air, water, foam drilling muds, and additives) is circulated to the drill bit face down through the outside annulus from the surface. The drilling medium then carries rock fragments produced by the drill bit to the surface through the center of the drill rods. This method reduces down hole contamination by isolating the drilling medium and rock cuttings from the hole wall. RC drilling is a generally accepted method that is commonly used in mineral exploration and development drilling programs throughout the world.

        Comprehensive drilling programs have been carried out at the Fort Knox deposit. The Fort Knox deposit has been defined by 664 drill holes (247 core holes and 417 RC holes totaling 422,517 feet), which have provided 84,503 nominal 1.52-meter long samples.

        Core samples and RC drill cuttings are collected from each drill hole and are geologically logged. RC rotary drill cuttings are collected at one and a half meter intervals by a geologist or helper at each drill site. Each core interval and RC rotary cutting sample is submitted to an independent assay laboratory for geochemical analysis, and the subsequent geochemical data is entered, together with information about the host rock, into the project database. Core samples are regularly photographed and then logged and sampled in one and a half meter intervals. Data is entered on the logs in a digital format. Special emphasis is placed on fault and vein orientations, as well as alteration and oxidation. Drill core is split or sawn in half with one half retained for later use and the remainder of each interval is submitted for assay.

        RC drill samples are labeled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay. Core samples are prepared for shipment at a central logging facility. All samples are either delivered to the preparation facility by Kinross personnel, or are picked up at a Kinross facility by employees of the laboratory.

        Duplicate samples are collected from every tenth sample and a check assay is performed and compared to the original assay. As a form of quality control, the inclusion of "blank" (unmineralized) samples within each sample shipment is part of the standard procedure.

        A standard pulp sample of known grade is also submitted to the laboratory. The sample frequency is twice per core hole, and every 30 meters for RC holes. These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades.

        At the True North deposit samples with fire assays greater than 0.3 grams per tonne are resubmitted to the laboratory for a cyanide soluble assay. The purpose of this procedure is to estimate mill recovery rates.

        The nature of the mineralization and host rock at the Fort Knox deposit requires that particular care be given to the collection of drill hole samples, especially for RC holes, that penetrate the water table within the deposit. Kinross employs, as a standard operating procedure, an analysis program for determining if a particular RC drill sample is representative of the rock within the drill hole. This program includes weighing the samples to determine if the sample is under weight (indicating loss of material in the sampled interval). The presence of unusually high sample weights is often an important indicator of sample contamination in a drill hole. All assay data from mineralized intervals are analyzed by two computer programs (developed by MRDI, an independent mining consulting firm) to determine if there is a predictable repetition (cyclicity) to high grade intervals, or (decay) of assays immediately adjacent to and below high grade intervals, possibly indicating contamination of certain assay values. Any holes suspected of down hole contamination on the basis of these three criteria are compared to adjacent holes on cross-sections and a decision is made to reject or include the data for mineral resource estimations.

MINERAL RESERVE AND RESOURCE ESTIMATES

        The following table sets forth the estimated proven and probable reserves for the Fort Knox mine and area as at December 31, 2004, and 2003:

                    2004 (AT A GOLD PRICE OF                 2003 (AT A GOLD PRICE OF

                      U.S. $350 PER OUNCE)                     U.S. $325 PER OUNCE)
              -------------------------------------    -------------------------------------
                             AVERAGE      GOLD                       AVERAGE      GOLD

                 TONNES       GRADE      CONTENT         TONNES       GRADE      CONTENT
                 ------       -----      -------         ------       -----      -------

                (000'S)       (GPT)     (000'S OZ)      (000'S)       (GPT)     (000'S OZ)

Proven (1)        53,333         0.76        1,301         54,913         0.83        1,464

Probable          47,471         1.02        1,556         48,026         0.96        1,481
              -----------  -----------  -----------    -----------  -----------  -----------

Total            100,803         0.88        2,858        102,939         0.89        2,945
              ===========  ===========  ===========    ===========  ===========  ===========

NOTE:  TOTALS MAY NOT ADD, DUE TO ROUNDING.

------------------------

(1) Includes 21,997,000 tonnes of stockpiled material at December 31, 2004, with an average grade of 0.48 gpt or 340,000 ounces of proven reserves.

In addition to estimated proven and probable reserves, as at December 31, 2004, the Fort Knox mine and area has an estimated 36.9 million tonnes of measured and indicated resources at an average grade of 0.71 grams of gold per tonne at a gold price of U.S. $400 per ounce. UNITED STATES INVESTORS ARE ADVISED THAT THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES" ARE RECOGNIZED BY CANADIAN REGULATIONS BUT NOT BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT

ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

MINING AND MILLING OPERATIONS

        The Fort Knox and True North deposits are mined by conventional open pit methods. Ore from the Fort Knox and True North mines is processed at Kinross' carbon-in-pulp mill located near the Fort Knox mine. The mill processes ore 24 hours per day year round.

        The Fort Knox mill has a daily capacity of between 32,658 to 45,359 tonnes. Mill feed is first crushed to minus 20 centimeters in the primary crusher located near the Fort Knox pit and conveyed 800 meters to a coarse-ore stockpile located near the mill. The crushed material is conveyed to a semi-autogenous (SAG) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing. A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.

        Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold. Activated carbon is used in the carbon-in-pulp circuit to absorb the gold from the cyanide solution. Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a solution, plated onto a cathode by electrowinning, and melted into dore bars for shipment to a refiner. Mill tailings are detoxified and transferred into the tailings impoundment below the mill.

        Gold recoveries at the Fort Knox mill have historically ranged from 87% to more than 90% since production began in 1996. With the commencement of feed from the True North mine in 2001, it has been necessary to add lead nitrate to the process, and make modest increases to the cyanide and lime concentrations to maintain mill recovery rates.

        Kinross estimates the net present value of future cash outflows for site restoration costs at Fort Knox and True North under CICA Handbook Section 3110, which is effective for years beginning January 1, 2004, at $16.2 million. Kinross has posted $14.7 million of letters of credit to various regulatory agencies in connection with its closure obligation at Fort Knox and True North.

FORT KNOX OPEN PIT

        The mine production rate varies between 94,000 and 130,000 tonnes per day of total material. Mining is carried out on a year round basis, seven days a week. Standard drilling and blasting techniques are used, and the blast holes are sampled and assayed for production grade control purposes. Broken rock is loaded with a shovel or a wheel loader into haul trucks. Depending on the grade control results, the mined material is delivered to either the primary crusher, low-grade stockpiles, or to waste rock dumps.

        In 1996 a 1.2 million tonne slope failure developed in the central south wall above the granite-schist contact. The slide has been stabilized. Ground water was believed to be a contributing factor to the failure, and a dewatering program is planned before mining this zone.

        Stripping of Phase-6 continued in 2005. Before sustained mill feed rates from Phase-6 can be reached in mid 2006 on the 1460 bench, 50 million tonnes of waste rock will be mined, at an average rate of 54,400 tonnes per day. Six additional haul trucks and a loader have been added to the mining fleet in order to accomplish the stripping.

        Typically, upper Phase-6 benches average 1,400 meters in length, with a mining face width of between 45 and 150 meters. Haul road access to the Phase will be from the northeastern end. Subdividing the Phase would reduce the stripping load, but due to the bench geometry and access limitations, this has not been considered.

TRUE NORTH OPEN PIT

        Mining at True North was suspended during the first quarter of 2004 in order to use the mining equipment to complete the tailing dam lift at Fort Knox rather than rely on more expensive third party contractors.

LIFE OF MINE, AND CAPITAL EXPENDITURES

        The life of mine plan prepared by Kinross does not incorporate mining at True North. Mining will be primarily derived from the Fort Knox deposit until 2011 when the feed will originate predominantly from the low grade stockpile material.

        Capital expenditures at the Fort Knox operations in 2004 were $58.7 million compared to $26.5 million during 2003. The majority of the expenditures were directed towards the Phase 5 capital development at the Fort Knox pit with a portion attributed to Phase 6 development. Capital expenditures for 2005 were approximately $45.0 million and were mainly attributed to the Phase 6 capital development at the Fort Knox pit.



              [Graphic depicting the location and boundaries of the
                        Fort Knox Mine on a local map.]

THE PORCUPINE JOINT VENTURE

GENERAL

        Kinross and Placer Dome (CLA) Limited ("Placer Dome") entered into an asset exchange agreement (the "Asset Exchange Agreement") and a joint venture agreement, both dated as of July 1, 2002, for the purpose of forming a joint venture that combined the two companies' respective gold mining operations in the Porcupine district in the Timmins area, Ontario, Canada (the "Porcupine Joint Venture"). Placer Dome owns a 51% participating interest and Kinross owns a 49% participating interest in the Porcupine Joint Venture. The joint venture is managed by Placer Dome. The Porcupine Joint Venture incorporates Placer Dome's Dome mine and mill, Kinross' Hoyle Pond, Pamour and Nighthawk Lake mines and the Bell Creek mill and other past producing properties in the Timmins area.

        Detailed financial, production and operational information for the Porcupine Joint Venture is available in the MD&A.

THE ASSET EXCHANGE AGREEMENT

        Pursuant to the Asset Exchange Agreement which was entered into as a step in implementing the Porcupine Joint Venture, Placer Dome transferred to Kinross an undivided 49% interest in all of Placer's assets owned, used or thereafter acquired by Placer Dome or its affiliates and located within a 100 kilometer radius of Placer Dome's Dome mill in or near Timmins, Ontario (the "Development Area") and used in the gold mining, milling and exploration business and operations carried on by Placer Dome or its affiliates. Kinross in turn transferred to Placer Dome an undivided 51% interest in all of Kinross' assets owned, used or thereafter acquired by Kinross or its affiliates and located within the Development Area and used in the gold mining, milling and exploration business and operations carried on by Kinross or its affiliates. Any interest that Kinross may acquire in and to the project within the Development Area commonly known as the Aquarius Project is excluded from the Porcupine Joint Venture pending agreement between the parties to include it.

        Under the Asset Exchange Agreement, Kinross has also transferred all of its contracts relating to its Timmins operations to Placer Dome, and Placer Dome assumed such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture. Placer Dome's contracts relating to its Timmins operations remain in the name of Placer Dome, which will hold such contracts as manager of the Porcupine Joint Venture for the benefit of both parties and the exclusive use of the Porcupine Joint Venture.

THE PORCUPINE JOINT VENTURE AGREEMENT

        In connection with the Asset Exchange Agreement, Kinross and Placer Dome entered into a joint venture agreement. The Porcupine Joint Venture Agreement provides that the purpose of the Porcupine Joint Venture is to engage in operations relating to the mining, milling, exploration and development of the properties subject to the Porcupine Joint Venture, and to perform any other activity necessary, appropriate or incidental to the foregoing.

        The term of the Porcupine Joint Venture is from July 1, 2002, and until so long thereafter as ores and mineral resources are produced from the assets forming part of the Porcupine Joint Venture and all reclamation obligations, liabilities or responsibilities under applicable laws or instruments of title relating to operations under the Porcupine Joint Venture have ceased or been satisfied, to a maximum of 99 years, unless the Porcupine Joint Venture is earlier terminated pursuant to the terms of the Porcupine Joint Venture agreement.

        Each of Kinross and Placer Dome is obligated to contribute funds from time to time to the Porcupine Joint Venture in proportion to their respective participating interests, pursuant to adopted programs and budgets.

        Under the Porcupine Joint Venture a party's participating interest may be reduced upon the election by such party not to contribute to an adopted program and budget for the Porcupine Joint Venture, or in the event of a default by such party in making its agreed upon contribution to an adopted program and budget.

        In addition, if a party's participating interest is reduced to less than 10%, the other party may elect that the first party be vested with a 2% net smelter return royalty on ores and minerals mined from the properties subject to the Porcupine Joint Venture and the first party shall be deemed to have transferred its remaining participating interest to the other party.

PORCUPINE JOINT VENTURE OPERATIONS

        The Porcupine Joint Venture operations consist of the Dome underground mine, currently on care and maintenance, the Dome open pit mine and mill, the Hoyle Pond underground mine, and the Pamour open pit. The Bell Creek mill and tailings storage facility is presently on care and maintenance with all processing taking place at the Dome mill. In addition, the Porcupine Joint Venture operations consist of a number of former producing mines, including the Bell Creek, Marlhill, and Nighthawk Lake mines. The only producing mines forming part of the Porcupine Joint Venture in Timmins at present are the Dome mine, the Hoyle Pond mine, and the Pamour mine.

PROPERTY DESCRIPTION AND LOCATION

HOYLE POND UNDERGROUND MINE AND BELL CREEK MILL

        The Hoyle Pond underground mine and mineral claims and the Bell Creek mill are located in Hoyle Township in Timmins, Ontario on 4,065 hectares of patented land, land leased from the province and one private lease. The leases expire at various times up to January 2025. Subject to the satisfaction of conditions, the leases can be renewed for additional terms of 10 to 21 years. The private lease is for a term of 20 years and is in good standing until May 31, 2025. There are also two contiguous staked mining claims covering 32 hectares located in Whitney Township south of Hoyle Township.

        There are two royalties on the Hoyle Pond underground mine land package. One payment is based on a $0.10 per ton royalty on ore from most areas of the 1060 zone, and one covers much of the area containing the original Hoyle Pond mine workings which is also tonnage based, but is only currently paying out an annual minimum payment as mining in this portion of the mine is limited. Royalty payments were approximately Cdn.$0.2 million in 2004 and 2003.

        All requisite permits have been obtained for the mining and continued development of the Hoyle Pond underground mine and the Bell Creek mill and are in good standing and the Porcupine Joint Venture is in compliance with Hoyle Pond and Bell Creek permits in all material respects.

DOME MINE AND MILL

        The Dome mine and mill are located within the city limits of Timmins, Ontario, on an area that covers over 5,004 hectares of staked and patented mining claims held or under option, including the Preston property that lies to the south and east, immediately adjacent to the Dome property and the Paymaster property that lies to the west of the Dome open pit. The Dome underground mine is currently on care and maintenance and open pit mining was completed in the second half of 2005. The Pamour pit is currently the only operating open pit mine at the Porcupine Joint Venture.

        The Dome open-pit and underground mines, claims, mining and surface rights are registered in the name of Placer Dome Canada Limited ("Placer Canada") (51%) and Kinross (49%). The Preston property includes 19 mining claims. The Paymaster property includes 26 contiguous mining claims.

        A 2% net smelter royalty is payable on production from the Preston, Paymaster and Vedron properties. No other royalties are payable on the Dome property.

        All requisite permits have been obtained for the mining and continued development of the Dome open pit mine and mill and are in good standing; the Porcupine Joint Venture is in compliance with such permits in all material respects.

PAMOUR AND NIGHTHAWK LAKE MINES

        The Pamour open pit and Nighthawk Lake underground mines and mineral claims are located in Timmins, Ontario on 7,783 hectares. The Pamour mine is located north of Highway 101, approximately 19 kilometers east of the downtown core of Timmins and 43 kilometers west of Highway 11. The Pamour mine is also approximately two kilometers south of and contiguous with the Hoyle Pond mine. The Nighthawk Lake mine is approximately 17 kilometers southeast of the Hoyle Pond mine. There has been no production at the Nighthawk Lake mine since 1999.

        The Pamour open pit development was finalized in 2005.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

        Access to the Hoyle Pond mine is via a five kilometer all weather gravel road north of Highway 101. Services are generally acquired from vendors in the Timmins area. Adequate process water is available from the clear water pond at the tailings, while make up water and potable water comes from underground supply.

        The existing Dome mill consists of three stages of crushing, rod/ball and primary ball grinding, gravity recovery, cyanide leach, carbon-in-pulp, carbon elution, solution electrowinning and direct smelting. Tailings are pumped to a tailings basin where the solids settle out and a portion of the solution is recycled to the mill. Excess effluent is seasonally treated and discharged.

        As part of the Pamour project, the Dome mill was upgraded in late 2004 with the installation of a large rod mill in series with the existing primary ball mill to provide additional grinding capacity for the harder Pamour ores. Three leach tanks were installed to provide longer leach retention time, and a new carbon elution and regeneration circuit were installed, together with an upgrade to the process control network. This expansion will allow processing of 11,000 tonnes per day at a 95% mill utilization rate, making the mill more efficient and flexible for processing ores from the Dome, Hoyle Pond, Pamour, and other ore bodies.

        Access to the Dome mine is by paved road from the town of South Porcupine, six kilometers east of Timmins on Highway 101. Rail freight service is available from the Falconbridge -- Kidd Creek metallurgical site eight kilometers east of the mine.

        The dominant surface material in the Dome mine area is glacial till overlain by glaciolacustrine silts and clays. Mine waste and tailings cover some areas closer to the mine.

        The Pamour mine is located two kilometers south of the Hoyle Pond mine and is accessible by an unpaved road. The Nighthawk Lake mine is located 17 kilometers southeast of the Hoyle Pond mine and accessible by 10 kilometers of paved roads and seven kilometers of unpaved roads.

        The area climate consists of cold winters and hot summers. Temperatures range from below -40 degrees Celsius (-40 degrees Fahrenheit) to above +30 degrees Celsius (+95 degrees Fahrenheit). Mean precipitation is approximately 80 centimeters annually.

        The topography of the area is typical of the Canadian Shield and consists of an irregular surface with moderate relief. The topographic highs are the result of bedrock outcrops and are surrounded by low lying areas of poorly drained wetlands. Vegetation includes spruce, pine, poplar and birch trees and various shrubs, grasses and mosses. The elevation ranges from 200 meters to 300 meters.

HISTORY

        Land was first staked in the vicinity of the present day Pamour mine in 1910. Limited production was achieved from 1911 to 1914. The property remained idle from 1914 to 1923. Between 1923 and 1935 several mining syndicates carried out exploration work. In 1935 and 1936, the Pamour No. 3 shaft was sunk and a 650 tonnes per day mill was constructed. In 1938, the mill capacity was increased to 1,300 tonnes per day by installing new equipment. During the 1950's, mill throughput averaged 1,500 tonnes per day. In 1972, the mill was expanded to treat 2,275 tonnes per day as production from the nearby Aunor mine was processed at the Pamour mill. Open pit mining at the Pamour mine began in 1976 and continued until 1999. Open pit mining resumed in 2004 and ore started to be delivered to the Dome mill by the second quarter of 2005.

        There has been no gold production at the Pamour mine since Kinross acquired it in 1999.

        The Hoyle Pond discovery hole was drilled by Texas Gulf in 1980. The deposit was explored from 1980 to 1982. The deposit was developed by ramp in 1983 and 1984. The first year of mining in 1985 yielded 64,400 tonnes at an average grade of 13.0 grams per tonne of gold. The mine has been in continuous production since then and was acquired by Kinross pursuant to the amalgamation with Falconbridge Amalco in 1993. Since 1993, Kinross has conducted exploration programs and underground development has added significant additional mineralization. From 1994 to 1999, Kinross sunk an 815 meter shaft and developed a second ramp to access underground workings. The Bell Creek mill has gone through a series of expansions with current capacity of 1,500 tonnes per day. The head grade for the Hoyle Pond mine is the highest of any of the significant past, or present producing mines in Timmins.

        The Dome deposit was discovered in 1909. Operations commenced in 1910, producing 214 ounces of gold. Mining has been continuous at Dome since 1910. In 1984, the mill capacity was increased from 2,000 to

3,000 tonnes per day. Part of the expansion included a new vertical shaft, the No. 8 shaft which was sunk from the surface to a depth of 1,667 meters. In 1988, due to a skipping accident, No. 8 shaft was not producing and, therefore, open pit mining was commenced. From 1992 to 1996, Placer Dome produced from the Paymaster property. In 1995, an expansion of the operations, which included an enlarged open pit and an increase in milling capacity, was completed. As a result, full production from the expanded open pit was achieved and mine production increased from a nominal rate of 3,400 tonnes per day in 1994 to 9,100 tonnes per day in 1995. In 1997, the Preston property was purchased and the Dome open pit was expanded into the Preston land holdings. Mining of open pit ore from the Preston property was completed in 2000.

        From its beginning in 1909 to December 31, 2004, the Dome mine has produced 15,512,247 ounces of gold, making it the second largest gold producer of the Timmins camp.

GEOLOGY AND MINERALIZATION

REGIONAL

        All of the properties comprising the Porcupine Joint Venture lie within the Porcupine Gold Camp (the "PGC"). The PGC, located in the Archean Abitibi greenstone belt, has been the most productive gold-producing field in North America. Total historic production is in excess of 62 million ounces of gold. This production has come from quartz-carbonate lode systems hosted within low temperature metamorphic rocks (greenschist facies). Lodes are found in a corridor up to 10 kilometers wide parallel to the 200 kilometers long Destor Porcupine Fault. At the regional scale, gold deposits are spatially associated with regional fault zones. At the camp scale, gold deposits generally occur within five kilometers of, but not in, the regional faults.

HOYLE POND

        The Hoyle Pond Main Zone and 1060 Zone deposits, both of which are in production, are hosted within sheared and metamorphosed basalts rich in pyroxenes. The 7 Vein system occurs as a series of stacked, flat to gently northeast dipping veins within metabasalts. Mineralization occurs as coarse, free gold in white to grey-white quartz veins with variable ankerite, tourmaline, pyrite and local arsenopyrite. Alteration halos are generally narrow, consisting of mainly grey zones (carbon, carbonate, sericite, cubic pyrite) in the Hoyle Pond system, and carbonate-sericite, with fuchsite, pyrite, arsenopyrite and trace chalcopyrite, sphalerite within the 1060 structure.

        The Hoyle Pond Main Zone includes a series of generally northeast striking, linked quartz vein zones (at least 11 veins of economic significance) folded on a small scale with moderate west trending and northeast plunging fold axis. The 1060 Zone consists of at least five main vein structures (B1, B2, and B3 Zones, A Zone and Porphyry Zone) with orientations ranging from north to northeast with generally subvertical dips.

PAMOUR MINE

        The Pamour mine is located approximately one kilometer north of the Destor Porcupine Fault Zone. Volcanic rocks occupy the area north of the mine and include interlayered mafic to ultramafic units. Sedimentary rocks including greywackes, argillites, and conglomerates are found to the south. Gold mineralization is hosted by both volcanic and sedimentary rocks and related to both individual quartz veins and vein swarms, which trend mainly east-west. Volcanic-hosted ore bodies include shallow north-dipping single vein structures within mafic volcanics, as well as irregular shaped vein swarms along various lithologic contacts within the volcanic sequence. Sedimentary hosted ore bodies include irregular shaped vein swarms along the unconformity as well as narrow, steep south-dipping veins in greywacke further to the south.

DOME MINE

        The Dome mine lies on the south limb of the Porcupine syncline in an area where the Archean Metavolcanics are overlain by the metasedimentary rocks. Gold mineralization is found in a number of different rock types and in association with a number of different structural settings. Mineralization in the district is commonly associated with the northeasterly plunge of the Porcupine syncline. At the mine site, the local sequence of north dipping metavolcanics and metasedimentary rocks have been folded to form a northeasterly plunging structure, referred to as "Greenstone Nose." Sediments consisting of conglomerates, slates and greywackes are draped around this structure and form the "Sedimentary Trough" on the south side.

        Immediately south of the "Sedimentary Trough" lies an east-west striking, highly strained zone in which magnesium rich, carbonatized rock occurs. This highly altered zone corresponds to the trace of the ductile Dome Fault interpreted to represent a branch off the main Destor-Porcupine Fault. To the west, the Dome Fault Zone passes between two major porphyritic intrusive bodies--the Paymaster and the Preston Porphyries. To the east, lenses of porphyry, similar compositionally to the main porphyry bodies, occur within the Dome Fault Zone. To the south of the Dome Fault Zone are the "Southern Greenstones," a south-dipping sequence of basalts consisting of massive and pillowed flows.

        Mineralization occurs mainly in association with structurally controlled quartz and quartz-ankerite veins. Principal orebodies can be classified into three main types: Long narrow veins in shear zones parallel to the stratigraphic trend; swarms of en-echelon veins and stockworks of veins; and disseminated mineralization, in which the gold is associated with pyrite and/or pyrrhotite and little or no vein material is present.

EXPLORATION

        Kinross' share of regional exploration within the Timmins camp totaled $3.2 million during 2004 and approximately $3.5 million in 2005.

DRILLING, SAMPLE PREPARATION AND ANALYSIS

        Placer Dome collects both exploration and production samples at its operations in Timmins. Samples are collected using industry standard sample collection procedures that are well understood by the geological personnel collecting the samples in the field.

        Surface and underground diamond core drilling operations were conducted during 2004. For resource estimation purposes, drilling spacing ranges from a low of 8.0 meters to a high of 50.0 meters. Typically, drill holes are sampled honoring geological contacts while maintaining a minimum 1.5 meter sample length. Typically the core is not split or sawn prior to assay unless the hole is an exploration hole targeting new mineralization.

        Underground, sampling is conducted on a daily basis throughout the active working faces. Chip samples, muck samples and sludge samples are collected to provide daily grade control and to reconcile actual production to the estimated reserves. At the Hoyle Pond mine, ore development headings are typically sampled on 2 to 5 meter intervals using both chip samples and muck samples. Production stoping areas are typically sampled at 5 meter intervals wherever practical and stope muck is sampled at a frequency of 1 muck sample for every 20 tonnes of ore.

        Open pit samples are collected from blasthole cuttings on an approximate 10 meter sample spacing. In ore zones, a single sample is collected from each hole, representing approximately 450 tonnes of ore. In waste, the sample frequency is reduced with one sample collected from every four holes.

        Prior to the completion of the Porcupine Joint Venture, Kinross' analytical work was carried out at the Bell Creek lab with some exploration samples sent to an independent lab for analysis.

        Since December 31, 2002, Placer Dome's analytical work is completed at the Dome mine lab and at independent external labs with the Bell Creek lab placed on care and maintenance. At the Dome mine lab, all gold analyses are completed using conventional fire assay with an AA finish. Samples with visible gold are assayed using either a gravimetric finish or pulp metallic assay. Each assay tray at the Dome mine lab includes at least one standard, one check and one blank. The Dome mine lab processes all surface and underground production samples. Hoyle Pond exploration core is processed at the Dome mine lab and at an external lab. All regional exploration core is processed at an external lab. Check assays are completed at the Dome mine lab or at external laboratories. Generally multi-element analytical work is completed at external laboratories.

MINERAL RESERVE AND RESOURCE ESTIMATES

        The following table sets forth the estimated proven and probable reserves for Kinross' 49% interest in the Porcupine Joint Venture as at December 31, 2004, and 2003:

                    2004 (AT A GOLD PRICE OF                 2003 (AT A GOLD PRICE OF

                      U.S. $350 PER OUNCE)                     U.S. $325 PER OUNCE)
              -------------------------------------    -------------------------------------
                             AVERAGE      GOLD                       AVERAGE      GOLD

                 TONNES       GRADE      CONTENT         TONNES       GRADE      CONTENT
                 ------       -----      -------         ------       -----      -------

                (000'S)       (GPT)     (000'S OZ)      (000'S)       (GPT)     (000'S OZ)

Proven (1)        11,005         1.31          463          9,129         1.39          409

Probable          23,072         1.65        1,223         18,033         1.86        1,080
              -----------  -----------  -----------    -----------  -----------  -----------

Total             34,077         1.54        1,685         27,162         1.70        1,489
              ===========  ===========  ===========    ===========  ===========  ===========

NOTE: TOTALS MAY NOT ADD, DUE TO ROUNDING.

------------------------

(1) Includes 7,279,000 tonnes of stockpiled material at December 31, 2004, with an average grade of 0.94 gpt or 219,000 ounces of proven reserves.

        In addition to proven and probable reserves, as at December 31, 2004, Kinross' share at the Porcupine Joint Venture has an estimated 26.5 million tonnes of measured and indicated resources at an average grade of 1.96 grams of gold per tonne at an assumed gold price of U.S. $425 per ounce. UNITED STATES INVESTORS ARE ADVISED THAT THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES" ARE RECOGNIZED BY CANADIAN REGULATIONS BUT NOT BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

MINING AND MILLING OPERATIONS

        The Hoyle Pond operations consist of an underground mine serviced by two declines and one shaft serving production levels on 40m vertical spacings. The Hoyle Pond shaft provides access to the Hoyle Pond and 7 Vein Zones. The 1060 ramp provides access to the 1060 Zone and is currently being extended to provide access to lower levels on the 1060 Zone. Total production (ore and waste) is transported to the loading pocket by means of an ore/waste pass system and hoisted to surface in 6.5 tonne skips. The surface infrastructure consists of administration buildings, maintenance, compressed air, paste fill plant, and hoisting facilities. An internal winze construction was completed in 2005.

        The mineralized zones at Hoyle Pond are narrow high-grade veins, dipping from 30 to 90 degrees. Underground mining methods used are cut and fill, shrinkage, panel and long-hole methods.

        Mining of the Hoyle Pond crown pillar will be prioritized in the mining schedule if Placer Dome can successfully negotiate an agreement with Falconbridge. Mining of the crown pillar will require isolating the adjacent Falconbridge tailings management area, berms to separate the pit from the Hoyle Pond complex, relocation of the Hoyle Pond mine water settling ponds, relocation of the tailings management area utility and access road, and installation of underground bulkheads to isolate the Hoyle Pond underground workings from the pit.

        The Dome underground mine had its final year of full production in 2003 and was placed on care and maintenance in May 2004 after 94 years of operation that began in 1910. Attempts to extend the mine life are being evaluated with on-going exploration of areas within and peripheral to the mine.

        The Dome open pit was mined in three stages. Development of the final stage commenced in the summer of 1998. Mining is conducted using conventional open pit mining methods. All mining is carried out on 9.1 meter benches. Pit wall inter-ramp angles vary but average 52 degrees. Haulage ramp gradients are set to 10%. Conventional open pit mining equipment is used. The mining fleet includes diesel powered drills, electric cable shovels, 136 tonne haulage trucks, front-end loaders, dozers and support equipment.

        Reserve estimates for the open pit include allowances for the presence of mined-out underground workings. Open pit mining costs reflect the specialized drilling, blasting and backfilling that is required to ensure that open pit mining can proceed safely through these underground workings. Overburden encountered in the upper portions of the open pit is stockpiled for use in reclamation. Rock dumps are contoured and re-vegetated on an ongoing basis as part of normal open pit operations. Open pit mineral reserves were depleted in 2005. Stockpiled ore is expected to sustain mill operations for several years after the completion of mining at the Dome open pit. Opportunities to reactivate the pit to recover additional reserves are being evaluated.

        The Pamour open pit feasibility study was completed in 2003 and permitting work was initiated on completion of the study. Demolition of existing infrastructure at Pamour that will not be used in the new mining operations has been completed. Construction of the haul road and site infrastructure commenced in 2004 and was completed in 2005. Stripping began in late 2004 and full-scale mining was achieved in 2005. Mining is by a conventional open pit method. Much of the equipment required for the Pamour operation has been relocated from the Dome open pit. The initial capital costs include the cost of equipment not available from the Dome operation as well as rebuild costs of some of the older units.

        All ore mined by the Porcupine Joint Venture is milled at the Dome mill. Currently, the Dome mine and the Hoyle Pond mine provide feed to the mill. The mill was expanded in 2004 to accommodate planned production from the Pamour mine in mid 2005.

        Kinross' share of the net present value of future cash outflows for site restoration costs at the Porcupine Joint Venture under CICA Handbook Section 3110, which is effective for fiscal years beginning January 1, 2004, are estimated to be $13.6 million at December 31, 2004. Kinross has posted letters of credit totaling $11.7 million for site restoration obligations with the provincial government in connection with its share of closure obligations.

LIFE OF MINE, AND CAPITAL EXPENDITURES

        Currently estimated proven and probable reserves for the PJV are sufficient for eight and a half years of production. There is significant potential for additional reserves and resources in the current property position controlled by the joint venture.

        Kinross' share of capital expenditures at the Porcupine Joint Venture operations in 2004 were $24.5 million, compared to $8.3 million during 2003. The majority of the increase in capital expenditures in 2004 was due to the advancement of the Pamour project. Kinross' share of capital expenditures in 2005 were approximately $24 million. The majority of the capital was attributed to the Pamour pit development.

PORCUPINE JOINT VENTURE PROPERTY POSITION







            [Graphic depicting the boundaries of the Timmins General
              Property Position in which Kinross holds an interest
                     through the Porcupine Joint Venture.]

LA COIPA MINE

GENERAL

        Kinross owns a 50% interest in the La Coipa mine through a joint venture with Placer Dome. Placer Dome is the operator of the mine. Kinross acquired the La Coipa mine in connection with its acquisition of TVX in January 2003.

        Detailed financial, production and operational information for the La Coipa mine is available in the MD&A.

PROPERTY DESCRIPTION AND LOCATION

        The La Coipa mine is located in the Atacama Region of northern Chile, approximately 1,000 kilometers north of Santiago and 140 kilometers northwest of the community of Copiapo, Chile. The mine is operated by a Chilean contractual company, Compania Minera Mantos de Oro ("MDO"), a joint venture between a wholly-owned subsidiary of Placer Dome (50%) and Kinross (50%). The overall operation consists of five deposits known as Ladera-Farellon, Coipa Norte, Brecha Norte, Can-Can and Puren. Coipa Norte and Brecha Norte are currently being mined by open pit methods, and exploitation at Puren began in 2005 followed by Can-Can in 2007. The Puren deposit has been approved for development by the partners at La Coipa, Chile. Puren is owned 65% by Mantos de Oro (MDO), a 50:50 joint venture with Placer Dome and Kinross Gold, and 35% by Codelco of Chile, MDO is actively exploring in the district with an approved exploration budget which was $2.5 million for 2005.

        The La Coipa mine consists of approximately 7,500 hectares of mineral claims, of which the principal ones are Indagua, Marta, Escondida, Candelaria, Eduardo, and Chimberos. The MDO area of influence changes from time to time as agreed by the project partners. MDO currently has a 65% equity stake in the Puren area to the east of the mine, has an option to acquire a 100% stake in the Esperanza property to the north of La Coipa, and Kinross holds a 50% interest in the CMCLC (Cominor) ground (7,294 hectares) surrounding La Coipa. MDO has obtained a series of permits that allow exploration and mining activities to proceed in the La Coipa area. No other permits need to be obtained based on existing and recently planned operations. MDO's land position as at the end of 2004 including exploitation concessions and exploration permits, but excluding Kinross' interest in the Cominor property, covers 23,542 hectares.

        The exploration permits are valid for a two-year period from the date they are declared in force and can be renewed once for another two-year period. Thereafter the size of the exploration permit area must be reduced by half. MDO can elect to apply for mining concessions in areas where exploration concessions are held. The exploitation or mining concessions can be held indefinitely as long as the annual fees are paid to keep the permits in good standing. The exploitation permits covering the La Coipa area give MDO the right to extract the ore and to sell the final products into the open market.

        No royalties are applicable on gold and silver produced from the mine, but an annual preferred dividend of $1.8 million is payable. The joint venture partners receive disbursements from the operation via common dividends from MDO. A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the corporate income tax already paid.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

        The La Coipa mine is located approximately 1,000 kilometers north of Santiago in Copiapo Province in the Atacama Region of the Chilean Andes. Access is by a 140-kilometer road of which 30 kilometers are paved, from the regional center of Copiapo, which is served daily by commercial airline from Santiago. The nearest port, Caldera, is 80 kilometers west of Copiapo. The mine is connected to the national power grid system.

        The mine lies in the Domeyko Cordillera at an elevation of between 3,800 and 4,400 meters, the plant site being at 3,815 meters. Current and future mining operations are at elevations ranging from 4,040 meters to 4,390 meters.

        The climate is considered pre-arid Mediterranean, subject to low temperatures, strong winds and some snow during the winter. Despite the adverse climate, mining operations are performed year-round without interruption. Temperatures range from a high of 25 degrees Celsius (77 degrees Fahrenheit) to a low of -10 degrees Celsius (14 degrees Fahrenheit). Water is scarce in the area, but the Salar de Maricunga provides sufficient water to fulfill industrial needs through an approximately 40-kilometer pipeline. Vegetation is sparse.

HISTORY

        The earliest written information about La Coipa as a precious metal prospect dates back almost a century, when a small underground copper-silver mine was in operation about 2 kilometers southeast of the present day operations. Regional resources have been sporadically exploited since then, but the La Coipa area itself did not receive any attention from exploration geologists until the late 1970s.

        La Coipa open pit mine and its 15,000 tonne per day mill began operation in October 1991. A new crushing system was installed in October 1999 increasing throughput to 17,000 tonnes per day. The Ladera-Farellon and Farellon Bajo ore bodies were mined in four pit stages between 1991 and 2000. The Coipa Norte ore body will be mined out in five stages between 1995 and 2008; it started after mining of Stage 2 in Farellon Bajo was completed in 1994. Ore from the Chimberos silver ore body (located 40 km by road from the processing plant) was processed from mid-1998 to mid-1999. In the third quarter of 1999, production from La Coipa recommenced, mainly from the Coipa Norte ore body. Mining of the Brecha Norte ore body started in stage one in 2003 and mining will be completed in 2006.

        TVX acquired an initial indirect 49% interest in the La Coipa mine in June 1988 from companies controlled by Eike Batista, Roberto Hagemann Gerstmann and Jozsef Ambrus, who, at the time, held the remaining 51% interest. Pursuant to the La Coipa acquisition agreement dated January 25, 1989, Placer Dome acquired a 50% indirect interest in the La Coipa mine from both TVX and companies controlled by Messrs. Batista, Gerstmann and Ambrus, on a pro-rata basis as to their respective interests in the La Coipa mine. The La Coipa acquisition agreement also provided for the future operation of the La Coipa mine and the respective responsibilities of the joint venture parties. As a result of this transaction, TVX's indirect interest in the La Coipa mine was reduced to 24.5% and the indirect interests of Messrs. Batista, Gerstmann and Ambrus was reduced to 25.5%. Between 1989 and 1994, TVX increased its ownership in the La Coipa mine to 50%.

        Kinross acquired TVX's ownership in La Coipa on January 31, 2003, on completion of the business combination of Kinross, TVX, and Echo Bay.

GEOLOGY AND MINERALIZATION

        The La Coipa mine is located in the northern Chilean volcanic belt known as the Maricunga belt. It contains several well-known base metals and precious metals deposits such as Cerro Casale, Refugio, Marte and El Hueso.

        La Coipa and surrounding deposits form part of a precious metal epithermal system. Structural controls on mineralization are dominant at La Coipa, but lithological controls are also present. The La Coipa deposits are mainly contained within two basic rock formations - Triassic sedimentary rocks that form the basement and overlying Tertiary volcanic rocks. Mineralization at Coipa Norte and Brecha Norte, are both hosted in volcanics and sediments. Silver mineralization occurs mainly in volcanics but gold is preferentially hosted in sedimentary rocks.

        The 17,000 tonnes per day processing plant is located near Ladera-Farellon because this ore body comprised the majority of the original mineral reserve. The Coipa Norte deposit is located about five kilometers north of Ladera-Farellon and the Brecha Norte deposit is located northeast of the Coipa Norte deposit. The Puren deposit is located eight kilometers northwest from Ladera-Farellon, and was recently discovered by the MDO exploration team. The Chimberos deposit is approximately 25 kilometers northeast of the processing plant.

        The most common precious metal-bearing minerals are cerargyrite, several other silver halide complexes, native silver, electrum and native gold as free particles in the size range of 0.5 to 50 microns. Mercury is common in all the deposits and occurs as calomel.

        All the known reserves at La Coipa are found in oxidized zones. Both Ladera-Farellon and the silver orebody in Coipa Norte are located in the western and upper portions of the mineralized zones. At Coipa Norte, the silver orebody outcrops are closely associated with pervasively silicified rocks. The presence of bedded outflow material and geyserites suggest that this area has not been subjected to significant erosion.

EXPLORATION

        Exploration work in the La Coipa district started in the late 1800s and has been ongoing since, although the property ownership has changed a number of times. Modern exploration techniques have been implemented starting in the late 1970s to early 1980s. They included geological mapping, geochemistry, channel sampling, drilling and 800 meters of underground development. Numerous soil geochemical anomalies and historic gold silver prospects exist within the vicinity of the La Coipa ore bodies. These include the Las Colorada and Indagua anomalies on the MDO property, and the Maritza, Pompeya and Puren West anomalies on the surrounding CMCLC ground.

        Kinross' share of exploration expenditures totaled $0.5 million during 2004. Kinross' share of exploration spending for 2005 was approximately $1.1 million. During 2005 the Esperanza, Carachapampa and CMCLC properties were drilled to prepare an evaluation of Teterita, a prospect drilled in 2004-2005.

DRILLING, SAMPLE PREPARATION AND ANALYSIS

        Various drilling methods and sampling protocols have been used at La Coipa. Diamond drill holes completed during the exploration phase were systematically sampled in 2 meter intervals. Half the core was sent for assaying and the other half stored in a warehouse near the camp. RC holes for both exploration and in-pit drilling are sampled in 2 meter long "runs." All drill chips are also stored in the same location as the core.

        Since 1984, a total of 127,785 meters of drilling has been completed in the La Coipa mining area. Most of the exploration drilling was completed with RC holes. All exploration holes are surveyed. The holes have also been down-hole surveyed at about 20 meter intervals. Most of the exploration holes are inclined holes.

        Drill core is delivered to the exploration storage building located by the camp facilities. A geologist completes a written log for the hole that includes geological and geotechnical information. The geological data include identification of specific geological formations, color, alterations, presence and visual estimate of sulphide and oxide minerals, nature of fracture filling and a detailed geological description of the core that includes textural and lithologic characteristics, contact styles and mineralization. Geotechnical data are also recorded. Structures are described with measurements to determine top, bottom, orientations and dip angles.

The laboratory department uses a well-established set of quality assurance and quality control protocols to monitor its own performance. The mine laboratory regularly inserts standards. Duplicate analyses are done from time to time at independent labs, including pulp duplicates of selected samples. The mine lab carefully monitors all aspects of sample preparation and assaying for exploration activities, the blast holes, the plant and the refinery. They include numerous control checks when the drill or blast hole samples are received for preparation and analysis. Most analyses are performed at the mine laboratory, with some exploration samples sent to an outside laboratory depending on the required turnaround time.

MINERAL RESERVES AND RESOURCE ESTIMATES

        The following table sets forth the estimated proven and probable reserves for the La Coipa mine as at December 31, 2004, and 2003, and represents Kinross' 50% interest:


                         GOLD     SILVER         GOLD       SILVER                  GOLD      SILVER        GOLD        SILVER
             TONNES     GRADE      GRADE       CONTENT      CONTENT      TONNES     GRADE      GRADE       CONTENT      CONTENT
             ------     -----      -----       -------      -------      ------     -----      -----       -------      -------
             (000'S)    (GPT)      (GPT)      (000'S OZ)   (000'S OZ)    (000'S)     (GPT)     (GPT)      (000'S OZ)   (000'S OZ)
Proven (1)    9,159         1.25       68.1          369       20,044    (11,358)       1.20      69.5           440       25,384

Probable      4,089         1.04       94.6          137       12,437      4,327        1.04      89.5           145       12,454

            --------  -----------  ---------  -----------  -----------   --------  -----------  ---------  -----------  -----------
Total        13,248         1.19       76.3          506       32,480     15,685        1.16      75.0           584       37,837
            ========  ===========  =========  ===========  ===========   ========  ===========  =========  ===========  ===========

NOTE:  TOTALS MAY NOT ADD, DUE TO ROUNDING.

-----------------------

(1) Includes 2,763,000 tonnes stockpiled at December 31, 2004, with an average grade of 0.72 gpt or 64,000 ounces of proven gold reserves and 2,763,000 tonnes stockpiled with an average grade of 47.5 gpt or 4,220,000 ounces of proven silver reserves.

        In addition to proven and probable reserves, as at December 31, 2004, Kinross' share at the La Coipa mine has an estimated 14.1 million tonnes of measured and indicated resources at an average grade of 0.97 grams of gold per tonne and 34.4 grams of silver per tonne at a gold price of U.S. $425 per ounce and a silver price of U.S. $6.00 per ounce. UNITED STATES INVESTORS ARE ADVISED THAT THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES" ARE RECOGNIZED BY CANADIAN REGULATIONS BUT NOT BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

MINING AND PROCESSING

        The La Coipa mine currently operates two open pits: Coipa Norte, and Brecha Norte. The Puren and Can Can deposits are scheduled to be mined later in the mine life. Conventional open pit mining methods and equipment are used to mine all ore and waste. Benches are laid out at 10 meters intervals, allowing for the existence of berms every two benches. The overall wall slopes vary from 45 degrees to 52 degrees. Mining is carried out with one hydraulic shovel, front-end loaders, diesel rotary drills, and 154-tonne trucks.

        Ore is crushed, then ground in a circuit incorporating a semi-autogenous mill with a pebble crusher and two ball mills with a throughput of 17,000 tonnes per day. The ground ore is leached, then filtered and washed to separate out the tailings, and the solution is passed through a Merrill-Crowe plant. The precipitate is then sent to the refinery.

        Water and power supplies are critical infrastructure aspects of the La Coipa mine. Water requirements for the plant are 100 liters per second and are obtained from underground springs which feed the Salar de Maricunga, a saltwater lake 38 kilometers from the mine site. The water is pumped via a pipeline from the springs to the plant site. The national power grid provides all the power necessary for the plant from a tie-in approximately 88 kilometers from the mine.

        The dore produced at the mine is shipped to refineries in the United States and England, with gold and silver credited to MDO metal accounts. The gold and silver are sold into world markets at spot prices.

        The La Coipa mine received an ISO 14001 certification in July 2002 and there are comprehensive procedures in place in the event of a safety or environmental incident. The most significant environmental issue at the mine is mercury contamination of the Quebrada La Coipa Aquifer. At the end of 1995, mercury and cyanide from tailings seepage were detected in control wells. Based upon estimates by the operator, Placer Dome, as a remedial measure, MDO installed a fence of wells to intercept and divert uncontaminated water around the tailings area to a re-infiltration gallery downstream of the tailings. Other wells were also installed to collect contaminated groundwater and pump it to the process plant for recycling. These measures did not entirely contain the plume at the source, and therefore, in 2000, a water treatment plant was constructed at the leading edge of the plume. At the treatment plan, groundwater is intercepted and passed through resin ion exchange columns at the treatment plant where mercury is removed. To date, the system has contained the contaminant plume completely within the mine property, and prevented the advance of contaminants in excess of drinking water standards to areas downstream of the mine.

        It is not known how long groundwater management will be required, but it is expected that the treatment plant will continue to operate after mine closure. To more accurately evaluate long-term treatment requirements, drilling and characterization of the source were initiated in 2005. Based on this work, MDO is evaluating options for management of the plume. Once these options are fully evaluated, the estimate of future site restoration costs will be reviewed.

        Based upon estimates by operator Placer Dome, Kinross' share of the net present value of future cash outflows for site restoration costs at La Coipa under CICA Handbook Section 3110, which is effective for fiscal years beginning January 1, 2004, are estimated at $5.5 million at December 31, 2004. This includes costs to demolish and remove plant site buildings, secure the pit area and prevent a safety hazard to the public, and operate the water treatment facility for up to 20 years. Because of the lack of vegetation in the area no major re-vegetation or re-sloping activities are currently proposed. Small-scale experimentation with growing plants in the arid climate is currently underway, and further field-testing is planned prior to closure. There is no requirement to post financial assurance to secure site restoration costs in Chile at present.

LIFE OF MINE, AND CAPITAL EXPENDITURES

        The proven and probable reserves are sufficient for six years of production. The mine is scheduled to cease production in 2010 if additional reserves are not found; however, Kinross believes there is significant potential for additional reserves and resources near the present mine site.

        Kinross' share of capital expenditures at the La Coipa mine in 2004 was $1.0 million compared to $0.5 million during 2003. Kinross spent approximately $4.8 million for its share of capital expenditures in 2005. The majority of the capital was related to deferred development.




           [Graphic depicting the location of the mining interests of
                       Kinross at the LaCoipa operations.]



PARACATU MINE

GENERAL

        The Paracatu mine site includes an open cut mine, process plant, tailings impoundment area and related surface infrastructure with a throughput rate of 18 million tones per annum (Mtpa). Paracatu (known locally as "Morro do Ouro") is operated by Rio Paracatu Mineracao S.A. ("RPM"), which in 2003 and 2004 was 49% owned by Kinross and 51% owned by a subsidiary of Rio Tinto Plc. ("Rio Tinto"). Kinross acquired its interest in the Paracatu mine in its combination with TVX in January 2003. The mine was operated by Rio Tinto until the end of 2004. On December 31, 2004 Kinross announced that it had completed the purchase of Rio Tinto's 51% interest. Kinross currently owns 100% of the property and is the operator.

        Detailed financial, production and operational information for the Paracatu mine is available in the MD&A.

PROPERTY DESCRIPTION AND LOCATION

        The Paracatu mine is a large scale open pit mine located less than three kilometers north of the city of Paracatu, situated in the northwest part of Minas Gerais State, 230 kilometers from Brasilia, the capital of Brazil, on the paved highway connecting Paracatu (Brasilia) with Belo Horizonte, the state capital of Minas Gerais.

        Historically mining at Paracatu did not require blasting of the ore. Ore was ripped, pushed and loaded into haul trucks for transport to the crusher. In 2004, due to increasing ore hardness in certain areas of the mine, RPM began blasting the harder ore in advance of ripping. Currently powder factors are very low. The open pit benching operation measures approximately four kilometers by two kilometers, and it is located on a gently sloping hillside. The elevation of the open pit and industrial plant area ranges from approximately 720 to 820 meters.

        In Brazil, mining licenses (claims) are issued by the Departamento Nacional da Producao Mineral (DNPM). Once certain obligations have been satisfied, DNPM issues a mining license that is renewable annually, and has no set expiry date. RPM currently holds title to two mining claims (mining leases) totaling 1,258 hectares. The mine and most of the surface infrastructure, with the exception of the tailings impoundment area, lie within the two mining licenses. The remaining infrastructure is built on lands controlled by RPM under exploration concessions. RPM holds title to 18 exploration concessions in the immediate mine area. Exploration permits are valid for 3 years and can be extended indefinitely pending DNPM approval. Unlike the mining leases, exploration permits are not legally surveyed. Their physical limits are staked in the field and all corners are physically confirmed in the field by DNPM employees. On December 31, 2004, RPM, through exploration permits and mining leases, controlled 8,731 hectares of land. As of November 1, 2005, RPM had increased its land position to 12,783 hectares in the Paracatu area. RPM has applications before DNPM to convert four of the exploration concessions to mining lease status.

        The Paracatu mine is exposed to limited environmental liabilities related to the following: site water management; main tailings storage area; sulphide tailings storage area; industrial plant site; and airborne dust. Environmental liabilities are being minimized through good management practices.

        RPM must pay to the DNMP a royalty equivalent to 1% of net sales. Another 0.5% has to be paid to the holders of surface rights in the mine area not already owned by RPM.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

        Access to the site is provided by paved federal highways or by charter aircraft that can land at a small paved airstrip on the outskirts of Paracatu. The mine is the largest employer in Paracatu, directly employing 750 workers in what is predominantly an agricultural town (dairy and beef cattle and soy bean crops) located in Brazil's tropical savannah. Average annual rainfall varies between 850 and 1800 mm, the average being 1300 mm, with the majority realized during the rainy season between October and March. Temperatures range from 15(degree) to 35(degree) Celsius.

        The mine receives power from the Brazilian national power grid. Some power supply outages have been experienced during the rainy season due to water getting into high voltage equipment, but these have not had a significant impact on production. The mine has a small emergency power capability, used for critical process equipment that cannot be suddenly stopped such as thickeners and CIL tanks

        The mine is dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the beneficiation plant. Similarly, surface runoff and rain water is stored in the tailings impoundment, which constitutes the main water reservoir for the concentrator. The objective is to capture and store as much water as possible from the rainy season to ensure adequate water supply during the dry season. The mine is permitted to draw make up water from three local rivers that also provide water for agricultural purposes.

HISTORY

        Gold mining has been associated with the Paracatu area since 1722 with the discovery of placer gold in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid -1800's and until the 1980's was largely restricted to garimpeiro (artisanal) miners. In 1984, Rio Tinto Zinc (Rio Tinto) explored the property using modern exploration methods and by 1987, the RPM joint venture was formed between RTZ and Autram Mineracao e Participacoes (later part of TVX Gold Inc group of companies) constructed a mine and processing facility for an initial capital cost of $65 million. Production commenced in 1987 and the mine has operated continuously since then. As of December 31, 2004, the mine since inception had produced 2.985 million ounces of gold from 237 million tonnes of ore.

        In 2003, TVX's 49% share in RPM was acquired by Kinross Gold Corporation (Kinross) as part of the merger between Kinross, TVX and Echo Bay Mines Ltd
(EB). In November 2004, Kinross and Rio Tinto agreed in principle to Kinross' purchase of Rio Tinto's 51% interest in RPM. Completion of this purchase on December 31, 2004 resulted in Kinross having a 100% interest in RPM and the Paracatu mine.

EXPLORATION

        Rio Tinto was the first company to apply modern exploration methods at Paracatu. The initial production decision was based on a mineral reserve estimate based on 44 drill holes and 458 surface pits (25 meters maximum depth). The deposit was historically drilled off on nominal 100 x 100 meter drill spacing. The exploration history at Paracatu has evolved in lock step with the mine development. As mining advanced and the initial capital investment was recovered, the decision was made to evaluate a deeper horizon ("B1 horizon") and exploration drilling was focused on defining the deposit through drilling accordingly.

        As more knowledge was gained through mining of the B1 horizon, the potential of a deeper horizon ("B2 horizon") became increasingly important. As a result of the staged recognition of the mineral reserve potential at Paracatu, several drill holes did not test the entire thickness of the B2 horizon.

        After acquiring a 100% interest in RPM, Kinross reviewed the engineering support prepared by RPM in support of a further mill expansion. At the same time, Kinross evaluated the exploration potential at Paracatu and identified two priority target areas:

        o Deepening of holes in the northeast portion of the pit where the full extent of the B2 horizon had not previously been defined and

        o Drilling to the west of Rico Creek where the B2 horizon has been identified with similar characteristics as in the pit area but had been tested with a very limited number of drill holes.

        In the first quarter of 2005, Kinross approved a phased exploration drill campaign at Paracatu to upgrade inferred resources west of Rico Creek to a measured and indicated classification. A theoretical $400 pit shell was used to guide the first phase ("Phase I") of the drilling program. A total of 30,000 meters of drilling was planned in Phase I. Subsequent phases would be evaluated based on the Phase I results. The Phase I program was largely complete prior to the November 2005 resource model update however analytical results for 65 of the holes were pending at the time of the update.

        In the third quarter of 2005, after reviewing results from Phase I, Kinross planned a second phase ("Phase II") program to explore the potential to increase reserves beneath the existing pit and to define the lateral limits of mineralization external to the $400 pit shell used to constrain Phase I. An additional 20,000 meters of drilling was planned for Phase II.

        The drilling for Phase II was completed on December 3, 2005. Phase II added 113 diamond drill holes to the Paracatu database. Phase I and II totaled 267 holes for 48,660 meters. Total exploration costs for Phase I and II were approximately US$ 5.2 million. The outstanding analytical results from Phase I as well as the additional analytical results from Phase II will be used to update the resource model for Kinross' 2005 annual disclosure.

GEOLOGY AND MINERALIZATION

        The mineralization is hosted by a thick sequence of phyllites belonging to the basal part of the Upper Proterozoic Paracatu Formation and known locally as the Morro do Ouro Sequence. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton.

The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone lower greenschist grade metamorphism along with significant tectonic deformation.

        The phyllites at Paracatu lie within a broader series of regional phyllites. The Paracatu phyllites exhibit extensive deformation and feature well developed quartz boudins and associated sulphide mineralization. Sericite is common, likely as a result of extensive metamorphic alteration of the host rocks. Sulphide mineralization is dominantly arsenopyrite and pyrite with pyrrhotite and lesser amounts of chalcopyrite, sphalerite and galena.

        The Paracatu mineralization is subdivided into 4 horizons defined by the degree of oxidation and surface weathering and the associated sulphide mineralization. These units are, from surface, the C, T, B1 and B2 horizons. Mining to date has exhausted the C and T horizons. The remaining mineral reserves are exclusively hosted in the B1 and B2 horizons.

        Gold is closely associated with arsenopyrite and pyrite and occurs predominantly as fine grained free gold along the arsenopyrite and pyrite grain boundaries or as inclusions in the individual arsenopyrite and pyrite grains. The majority of grains are ultrafine (less than 20 microns) but the few coarse grains that occur are responsible for the highest percentage of the contained gold in the ore.

        The mineralization appears to be truncated to the north by a major normal fault trending east-northeast. The displacement along this fault is not currently understood but the fault is used as a hard boundary during mineral resource estimation. The current interpretation is that the fault has displaced the mineralization upwards and natural processes have eroded away any mineralization in this area.

DRILLING, SAMPLE PREPARATION AND ANALYSIS

        The dominant sample collection method used to delineate the Paracatu resource and reserve model is diamond drilling. Prior to the 2005 drilling program, a total of 696 drill holes totalling 28,317 meters supported the then resource model and reserve estimate. The nominal drill spacing was 100 x 100 meters. Approximately 82 % of the drill holes are large diameter (six inch) drill holes. The remaining holes are either H or N diameter drill holes. The majority of the drill holes are diamond drill holes. A total of 67 RC holes are included in the database. Results from the RC holes indicate that results were 25-30% lower when compared to coincident diamond drill hole results. The database at Paracatu also includes 458 test pits (5,070 meters) which were largely restricted to the C and T horizons that have largely been mined out. Where RC holes have been twinned by diamond drill holes, the RC results have been excluded from the resource and reserve estimation process. Only the RC holes that have not been twinned are included in the estimation process.

        In the first quarter of 2005, Kinross committed to a phased exploration program (154 drill holes) at Paracatu to delineate measured and indicated resources west of Rico Creek. In the third quarter of 2005, Kinross approved an additional program (50 to 75 holes), targeting the potential mineralization below the current mine pit and including additional exploration holes targeting the lateral extent of the deposit beyond the conceptual $400 pit shell used to constrain the initial drilling west of Rico Creek.

        The resource model as of November 1, 2005 incorporates results from 89 drill holes completed in 2005. Analytical results for the remainder of the planned 154 hole program were pending at the time of the estimate. A total of 785 drill holes totalling 42,489 meters now support the resource and reserve estimate as of November 1, 2005.

        The nominal drill spacing northeast of Rico Creek is 100 x 100 meters. An Optimum Drill Spacing Study commissioned by Kinross established that a 200 x 200 meter five spot pattern (a 200 x 200 m grid plus one hole in the middle) would satisfactorily define indicated mineral resources. This pattern results in a nominal 140 meter hole spacing and represents a departure from historical RPM practices.

        Core recovery from the diamond drill programs is reported to be excellent, averaging greater than 95%. RPM employs a systematic sampling approach where the drilling (and test pitting) is sampled employing a standard
1.0 meter sample length from the collar to the end of the hole.

        All drill core is logged geologically and geotechnically, recording litho-structural and physical data and recording it in detailed logging sheets. The core is also photographed and a permanent record is maintained in the onsite filing system. All samples are marked and collected by geologists or technicians employed by RPM.

        Historical sample preparation reduced each one meter core sample to 95% passing 1.44mm. Crushed samples were homogenized and split with approximately 7 kg stored as coarse reject. Approximately 200 grams of the remaining sample were split off for ICP analysis and 1.35 kg of sample was split out for Bond Work Index analysis. The remaining sample (4.5kg) was dried and further reduced to 95% passing 65 mesh. This sample was homogenized and split with 4.2 kg stores as pulp reject and the remaining 300 g was fully analyzed using standard fire assay with AA finish in a series of six, individual 50 grams aliquots. Results from the six individual aliquots were weight averaged together to determine the final grade for each sample.

        Kinross completed several studies at the start of the 2005 exploration program. In April 2005, an audit of the RPM mine lab was undertaken to assess lab equipment and procedures. In May 2005, Kinross commissioned Agoratek International (Agoratek) to review sample preparation and analysis procedures with a specific mandate to assess the historical practice of assaying six individual 50 grams aliquots per sample and averaging the results. Agoratek, concluded that three 50 grams analyses would be sufficient for determining the grade of any given sample.

        Based on the lab audit and the Agoratek study, Kinross' standardized sample preparation and analytical procedure for the remainder of the 2005 exploration program was as follows:

        Samples (typically 8.0 kg) are crushed to 95% passing 2.0 mm and homogenized at the RPM sample preparation lab. Approximately 6 kg of sample is stored as coarse reject; the remaining 2 kg of sample is split out and pulverized to 90% passing 150 mesh. This sample is homogenized and three 50 grams aliquots are selected for fire assaying with an AA finish. The remaining pulverized sample is maintained as a sample pulp reject. Sample analyses were performed at three separate analytical labs during the exploration program.

        Quality control and quality assurance programs were limited during the earlier exploration programs at Paracatu. The dominant quality control procedure involved the use of inter-laboratory check assays comparing results from RPM's analytical lab to Lakefield Research in Canada. Additional check assay work was carried out at the Anglo Gold laboratories in Brazil (Crixas and Morro Velho).

        For the 2005 exploration program, three laboratories provided analytical services: RPM's lab, Lakefield and ALS Chemex. All three laboratories have ISO certification.

        For the 2005 exploration program, all procedures have been under direct control of RPM and Kinross staff. A quality assurance and quality control program was implemented for the three labs used during the 2005 exploration program. The program consists of inserted certified standards and blanks in the sample streams. All three labs also reported using round robin checks. The labs were visited on an infrequent and unannounced basis by RPM representatives. No major sample preparation discrepancies were noted.

MINERAL RESERVE AND RESOURCE ESTIMATES

        The following table sets forth the estimated proven and probable reserves for the Paracatu mine as at December 31, 2004, and 2003, and represents Kinross' 100% and 49% interest respectively:

                    2004 (AT A GOLD PRICE OF                 2003 (AT A GOLD PRICE OF
                      U.S. $350 PER OUNCE)                     U.S. $325 PER OUNCE)
              -------------------------------------    -------------------------------------
                             AVERAGE      GOLD                       AVERAGE      GOLD

                 TONNES       GRADE      CONTENT         TONNES       GRADE      CONTENT
                 ------       -----      -------         ------       -----      -------

               (MILLIONS)     (GPT)    (000'S OZ)      (MILLIONS)     (GPT)    (000'S OZ)

Proven             425.9         0.44        6,025          164.0         0.42        2,225

Probable           178.5         0.43        2,437           31.8         0.38          388
              -----------  -----------  -----------    -----------  -----------  -----------

Total              604.4         0.44        8,463          195.8         0.42        2,613
              ===========  ===========  ===========    ===========  ===========  ===========

NOTE: TOTALS MAY NOT ADD, DUE TO ROUNDING.

        In addition to proven and probable reserves, as at December 31, 2004, the Paracatu mine has an estimated 2.3 million tonnes of measured and indicated resources at an average grade of 0.30 grams of gold per tonne at an assumed gold price of $400 per ounce. UNITED STATES INVESTORS ARE ADVISED THAT THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES" ARE RECOGNIZED BY CANADIAN REGULATIONS BUT NOT BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

        As a result of new exploration data and engineering studies completed by Kinross in 2005, in November 2005, Kinross disclosed a material increase in reserves and resources at Paracatu. The table below sets forth the proven and probable reserves for the Paracatu mine as of November 1, 2005 at a gold price of $400 per ounce and an exchange rate of 2.65R per $1.00:

                                        AVERAGE           GOLD
                        TONNES           GRADE          CONTENT
                        ------           -----          -------
                      (MILLIONS)         (GPT)         (000'S OZ)

        Proven             807.3             0.44          11,212
        Probable           139.6             0.46           2,068
                     -----------      -----------     -----------
        Total              946.9             0.44          13,280
                     ===========      ===========     ===========

        In addition to proven and probable reserves, as at November 1, 2005, Kinross has estimated 121.9 million tonnes of measured and indicated resources at an average grade of 0.43 grams per tonne at an assumed gold price of $450 per ounce based on the same exchange rate of R2.65 per $1.00. The resource and reserve estimates as of November 1, 2005 assume modification of the existing plant according to an expansion project ("Expansion Project III"), which calls for the installation of an in pit crushing and conveying system ("IPCC"), 38 foot diameter semi-autogenous grinding ("SAG") mill, two 24 x 40 foot ball mills operating in closed circuit with cyclones, a new flotation plant and upgrade of the existing hydrometallurgical plant. UNITED STATES INVESTORS ARE ADVISED THAT THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES" ARE RECOGNIZED BY CANADIAN REGULATIONS BUT NOT BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

MINING AND MILLING OPERATIONS

        Historically mining at Paracatu has not required blasting of the ore. Ore was ripped using CAT D10 dozers, pushed to CAT 992 front-end loaders and loaded to CAT 777 haul trucks for transport to the crusher. In 2004, due to increasing ore hardness in certain areas of the mine, RPM began blasting the harder ore in advance of ripping. Currently powder factors are very low. Weathering has led to the development of an oxidized mantle over the sulphide mineralization with thickness varying from 20 to 40 meters. The mine is situated on a gently sloping hillside and historically there has been no waste stripping requirements. Waste stripping will be required as mining advances down dip.

        The mill and mine operate 24 hours per day, 7 days per week. The nominal plant throughput is 1.5 million tonnes per month or 18 million tonnes per year, considering the present ore hardness. An ore stockpile of approximately 10 days production is maintained near the processing plant. Its main purpose is to ensure uninterrupted mill feed in the rainy season when some delays may be experienced in the pit during extreme rainfall. During the dry season the stockpile can be used if the pit becomes too dusty. RPM is committed to controlling dust levels on site and in the city.

        Ore is crushed and ground prior to introduction into a flotation circuit. The concentrate is treated by gravimetric methods first and the coarser gold is recovered. The concentrate reject from the gravimetric plant is then treated by a conventional cyanidation and carbon-in-leach circuit developed by Rio Tinto. The processing plant, subjected to several upgrades over the mine life, currently processes 18 million tonnes per year ("Mtpa").

        Plant throughput has been expanded two times with expansion upgrades in 1997 and 1999. RPM recognized that further plant improvements were necessary in order to maintain current production levels in the face of increasing ore hardness. Exploration drilling successfully traced the Paracatu deposit to depth but sampling indicated that ore hardness increases proportionately with increasing depth from surface.

        A feasibility study completed in 2004 considered expanding the current 18 Mtpa process facility to 30 Mtpa with the addition of an IPCC system, 38 foot diameter SAG mill and expansion of the existing gravity circuit.

        As the feasibility study was nearing completion, Kinross and RPM staff were reviewing conceptual models quantifying the potential resource and reserve increase related to exploration activity west of Rico Creek. Preliminary models suggested there was an opportunity to considerably increase the resource and reserve base. This led to the decision to re-evaluate Expansion Project III in light of potential reserve increase resulting from successful exploration programs west of Rico Creek.

        A plant capacity scoping study was initiated with the intent of isolating the preferred throughput rate for Expansion Plan III. Key assumptions from the feasibility study were maintained. The plant capacity scoping study recommended that Expansion Project III be increased to a 50 Mtpa throughput rate. The expansion would take place in two stages. The first stage would see construction and commissioning of a separate mill stream anchored by the same SAG mill considered in the feasibility study. This line would have a capacity of 32 Mtpa. Once commissioned, phase two would commence with the shut down, refurbishment and modification of the existing 18 Mtpa plant.

        Initially, the SAG mill will operate in open circuit followed by one 24 x 40 ft ball mill that will operate in closed circuit with cyclones, processing 32 Mtpa of mixed B1 and B2 ores. A second 24 x 40 ft ball mill will be installed and started up when the 18 Mtpa plant refurbishment is brought on line. The second ball mill will maintain plant throughput at 32Mtpa when treating the increasingly harder B2 ore. Expansion Project III requires that the existing 18Mtpa mill to be brought back on line to treat the softer B1 ore, thus a total throughput capacity of 50 Mtpa will be attained.

        The additional throughput increase will require additional flotation capacity and upgrading of the existing hydrometallurgical plant. The phased approach to construction minimizes production disruption, addresses concerns regarding power and water supplies and reduces total capital costs for the project.

        As at December 31, 2004, the net present value of future cash outflows for site restoration costs for Paracatu under CICA Handbook Section 3110, which is effective for fiscal years beginning January 1, 2004, was $10.5 million.

        Currently in Brazil there are no laws requiring the posting of a reclamation bond or other financial assurance. There is a plan to mine oxide ore only during the last year of production. This will provide a cover for the main tailings pond, which will then be drained. The closure plan involves placing a 1-meter thickness of cover materials on the final pit floor, the top 0.8 of a meter being soil material.

LIFE OF MINE, AND CAPITAL EXPENDITURES

        The Paracatu mine currently has a nominal capacity of about 18 million tonnes per year with variations depending on the hardness of the ore, as it affects grinding throughput. In general, ore hardness is expected to increase over the remaining mine life as the pit is deepened and hence throughput will diminish over time.

        Based on pilot plant test results and the plant capacity scoping study RPM has recommended construction of Expansion Project III. In the fourth quarter of 2005, basic engineering for Expansion Project III was awarded to SNC Lavalin Engineers and Constructors Ltd. and Miner Consult Engenhania. The life of mine capital cost is currently estimated at $700 million, including expansion to 50 Mtpa. If the Expansion Project III is realized, the life of mine for Paracatu will extend to the year 2034, with a life of mine annual production of 370,000 ounces of gold.

        Kinross' share of capital expenditures at the Paracatu mine in 2004 was $5.8 million compared to $5.2 million during 2003. In 2005 Kinross spent approximately $21 million attributed predominantly to the expansion and mine equipment




               [Graphic depicting The Paracata Mine surface plan.]

REFUGIO MINE

        The Refugio heap leach mine is owned and operated by Compania Minera Maricunga, a Chilean company that is equally owned by Kinross, as the operator, and Bema Gold Corporation ("Bema"). Kinross acquired its 50% interest through a merger agreement with Amax Gold Inc. (Amax) in 1998.

PROPERTY DESCRIPTION AND LOCATION

        The Refugio Property is located in the Maricunga District of the III Region of Chile. The property is located 120 km due east of the city of Copiapo at elevations between 4,200 and 4,500 meters above mean sea level.

        All surface and mineral claims, surface rights and water rights are maintained in good standing. Mining claims total 8,380 hectares while the exploration properties held by CMM include 5,900 hectares. Chilean attorneys monitor claim status on behalf of CMM annually. In addition to the mineral claim rights, CMM also holds title to surface rights at Refugio, providing the land required for the leach pads, waste dumps, camp and other facilities. Water extraction rights, totaling 258 liters per second have been secured by CMM.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

        Access to the property is via 156 km of two-lane dirt road connecting with the paved highway C-35 approximately 10 km south of Copiapo. The first 96 km of the dirt road are an international, public highway. Approximately 60 km from the Refugio site, the road branches to the southeast to Argentina and the northeast to the mine site. The final 60 km is a private road. The Refugio Project is located in steep, mountainous terrain with slopes up to 35%. The site is largely devoid of vegetation with the exception of the spring-fed marshes found along the valley floors. The climate is arid with an average annual precipitation of 87mm, most of which is realized as snowfall during the winter months (March through August). Generally, very little precipitation occurs during the summer months (September through February). Local wildlife is sparse.

        The town of Copiapo is the primary staging and support area for the mine. Chile features a strong mining culture with well established support centers in both Santiago and Antafagasto. Both centers are within reasonable distance of the project. Most of the major equipment supply and support will originate from these two major centers. Manpower is attracted from throughout Chile with the majority of the employees residing in Copiapo or La Serena.

        Most of the existing infrastructure required little to no modifications or improvements other than general clean up and repair. The leaching and ADR facilities are in good repair as are the power generation, maintenance shops, office facilities and camp Significant upgrades designed to increase production throughput were planned for the in-pit crushing and conveying and secondary/tertiary crushing and screening infrastructure in order to meet planned production throughput.

HISTORY

        David Thomson and Mario Hernandez discovered gold mineralization at Refugio in 1984. Hernandez, Thomson, and three other partners acquired the existing claims at Refugio for Compania Minera Refugio (CMR). CMR completed geologic mapping and geochemical sampling, identifying anomalous gold values in three areas: 1) Cerro Verde, 2) Cerro Pancho, and 3) Guanaco. In 1985, Anglo American Chile Limitada (Anglo) optioned the property from CMR. Anglo explored the property for three years, returning the claims to CMR in 1988.

        In 1989, CMR signed a letter of intent to explore the Refugio property with Bema Gold Corporation (Bema). Bema commenced exploration fieldwork in October 1989 and, from 1989 to 1991, completed 51,765 meters of drilling at Verde with an additional 5,088 meters at Pancho. Bema also commissioned Mineral Resources Development Inc (MRDI) to complete a feasibility study on the project, which indicated positive project economics. In January 1993, Bema exercised its option rights, obtaining a 50% interest in the Refugio properties. At the same time, CMR sold its remaining 50% interest to Amax Gold Inc. (Amax). Amax (operator) and Bema formed Compania Minera Maricunga (CMM), a 50/50 joint venture to develop and operate the Refugio project. From 1993 through 1997, CMM continued developing the project, beginning commercial production in 1996. In 1998, Kinross acquired Amax's 50% interest through a merger agreement.

        The mine operated from 1996 to 2001, producing more than 920,000 ounces of gold from 46.0 million tonnes of ore. The mine was placed on care and maintenance in 2001, a result of a downturn in gold prices. In September 2002, in response to rising gold prices, CMM approved an exploration program designed to increase the reserve base of the Refugio Project to a level sufficient to support resumption of active mining. An exploration program was developed to evaluate the reserve potential at depth at the Verde deposits and the inferred resource at the nearby Pancho deposit, located approximately 2.0 km northwest of the Verde pit. The exploration program ran from September 2002 to June 2003. During this period, a total of 262 drill holes (51,478 meters) of drilling were completed. The drilling focused on increasing the confidence level of the known mineralization below the current Verde pits as well as increasing the confidence level in the mineralization at the nearby Pancho deposit.

        The reserves resulting from the exploration program are based on a detailed engineering study examining the economics of the project. The reserves were used to complete a life-of-mine production schedule that in turn served as the basis for a financial analysis which indicated project economics at gold prices in excess of $325 per ounce. A decision was then made to reopen the mine.

GEOLOGY AND MINERALIZATION

        The Verde and Pancho gold deposits at Refugio occur in the Maricunga Gold Belt of the high Andes in northern Chile. Since 1980, a total of 40 million ounces of gold have been defined in the belt.

        Gold mineralization at Refugio is hosted in the Refugio volcanic-intrusive complex of Early Miocene age. These rocks are largely of intermediate composition. The Refugio volcanic-intrusive complex is exposed over an area of 12 square kilometers and consists of andesitic to dacitic domes, flows, and breccias that are intruded by subvolcanic porphyries and breccias.

        Most of the structural trends affecting the Verde and Pancho deposits are related to fracture systems rather than fault zones. One of the main structural features influencing the Pancho deposit is Falla Guatita fault zone. Field mapping suggests that there may be significant vertical displacement on this structure. Another major fault affecting the Pancho deposit is the Falla Moreno. This structure trends roughly east west and forms an approximate northern boundary for the mineralization at Pancho.

        Gold mineralization at Refugio has been interpreted to be porphyry style gold systems. The porphyries occur within a sequence of intermediate tuffs, porphyries and breccias that are the host rocks to the gold mineralization. The most favourable ore hosts at Verde are the Verde breccia and dacite porphyry units. Mineralization at Pancho is concentrated within a sub-horizontal volcanic breccia unit. Underlying the volcanic breccia is a large, laterally extensive, diorite porphyry, which outcrops half way down the Pancho west slope. This porphyry underlies the entire Pancho area.

        Gold mineralization at Verde is interpreted to be the result of the fracturing and concentration of fluids in the carapace of an intrusive plug or stock. Gold is closely associated with quartz, magnetite, calcite, and garnet stockworks. Gold mineralization at Pancho is characterized as porphyry hosted stockwork and sheeted veins. The veins are subvertical and have a strong, preferred north-westerly strike. The northwest structural control is evident not only at outcrop scale but is also reflected in the northwest alignment of intrusives and the three centers of mineralization in the district, Verde, Pancho and Guanaco.

EXPLORATION

        Exploration of the Verde and Pancho deposits has been ongoing since 1984. A total of 667 holes (103,392 meters) of diamond and RC drilling has been completed on the Verde deposit with an additional 147 holes (30,240 meters) completed at Pancho. The drilling has resulted in a drill spacing of approximately 50 x 50 meters at Verde and 75 x 75 meters at Pancho. Much of the 2002 - 2003 drilling was diamond drill core, allowing geologists an opportunity to clearly delineate geological and alteration features affecting gold mineralization and recovery.

        In 2004, CMM drilled 8 condemnation holes around the property. Results outlined one area of mineralisation with potentially economic grades.

DRILLING, SAMPLE PREPARATION AND ANALYSIS

        Historically, most of the drilling at Refugio consisted of RC drilling. The destructive nature of this drill method made identification of lithology, structure and alteration difficult. The 2002 - 2003 drilling consisted primarily of diamond drill core, providing site geologists with an opportunity to refine the geology model of the deposit.

        The mine survey crews established the collar location and marked it in the field. The survey crew later verified alignment and inclination when the drill hole was in progress. Downhole inclinometry was completed at the end of each hole. Gyroscopic azimuth and inclination readings were taken every 10 meters down the hole to within ten meters of hole bottom and every 50 meters back up the hole as a double check. All field surveys were tied into the established mine grid. Guillermo Contreras and Sons Limitada (Santiago), licensed Chilean surveyors completed a survey audit that verified an approximate 10% of the drill collars using a differential GPS survey system. No significant errors were noted.

        CMM provided all of the technical support for the sampling, geologic logging, and drill supervision. Rig geologists and samplers were responsible for the quality/accuracy of each sample. Geologists and samplers typically had up to 15 years experience sampling. All logging utilized standardized logging forms and a geological legend developed for the Verde and Pancho deposits. The legend has evolved from historic observation and is consistent with both the regional and local geology.

        The 2003 drill program adopted a 2.0 meter standard sample length for all samples. All sample preparation, including core splitting (sawing) was performed and supervised by ALS Chemex personnel. ALS Chemex established, equipped and staffed a portable sample preparation facility at the Refugio mine for the duration of the program. After splitting, one half of the core was placed in sample trays along with the sample tag. The other half of the core was fitted back into the core box and returned to CMM for placement in permanent storage. The prepared samples were received at the ALS Chemex's facility in La Serena (the primary analytical lab for the duration of the program) where analyses for gold, silver and copper and cyanide soluble gold and copper analyses were performed.

        An independent engineer completed operational audits of the La Serena lab for the 2002-2003 program. The operational audits were performed measuring compliance with analytical best practices as well as to NI 43-101 requirements with respect to quality control and quality assurance. The independent engineer did not note any significant problems with this facility, concluding that ALS Chemex's lab and procedures met the highest industry standards. ALS Chemex also inserted their own blanks, standards and duplicate samples for each sample batch as part of the labs own internal quality management program.

        MINERAL RESERVES AND RESOURCE ESTIMATES

        The following table sets forth the estimated proven and probable reserves for the Refugio mine as at December 31, 2004, and 2003, and represents Kinross' 50% interest:


                 2004 (AT A GOLD PRICE OF                 2003 (AT A GOLD PRICE OF
                   U.S. $350 PER OUNCE)                     U.S. $325 PER OUNCE)
           -------------------------------------------------------------------------------
                         AVERAGE       GOLD                        AVERAGE       GOLD
              TONNES      GRADE       CONTENT           TONNES      GRADE       CONTENT
           -------------------------------------     -------------------------------------
            (MILLIONS)    (GPT)     (000'S OZ)        (MILLIONS)    (GPT)     (000'S OZ)
Proven           49.2      0.88        1,388               39.7      0.89        1,138
Probable         12.9      0.80          329                9.8      0.78          248
           -------------------------------------     -------------------------------------
Total            62.0      0.86        1,717               49.6      0.87        1,386
           =====================================     =====================================

NOTE:  TOTALS MAY NOT ADD, DUE TO ROUNDING.

-----------------------
(1) Includes 79,000 tonnes stockpiled at December 31, 2004, with an average grade of 1.11 gpt or 3,000 ounces of proven gold reserves.

        In addition to proven and probable reserves, as at December 31, 2004, Kinross' share at the Refugio mine has an estimated 33.3 million tonnes of measured and indicated resources at an average grade of 0.74 grams of gold per tonne at an assumed gold price of $400 per ounce. UNITED STATES INVESTORS ARE ADVISED THAT THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES" ARE RECOGNIZED BY CANADIAN REGULATIONS BUT NOT BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

MINING AND PROCESSING

        A production rate of 14 million tonnes per year (40,000 tonnes per day) in the Verde pits and 10.5 million tonnes per year (30,000 tonnes per day) in the Pancho pit is planned. The mine is scheduled to operate two 12-hour shifts per day for 355 days annually allowing for inclement weather interruptions. The capital investment includes the purchase of a new mining fleet including front end loaders, haul trucks, bulldozers, rotary drills and support equipment. Final pit design for Verde and Pancho assumed 10 meter bench heights, bench face angles of 65(Degree) to 70(Degree), berm widths of 8 to 11 meters, berm interval of 20 meters, inter-ramp angles of 38(Degree) to 52.5(Degree) and haul road gradient at 10% with a 25 meter road width.

        The Refugio Project gold recovery process consists of a single line primary crushing, fines crushing (secondary and tertiary), heap leach and adsorption, desorption and regeneration ("ADR") plant operation. The process is designed to treat 40,000 tonnes per day of dry Refugio ore using primary crushing followed by a secondary and tertiary crushing plant. The planned crushing plant product is approximately 80% passing 8 mm -10 mm. A pad type heap leach and an ADR plant will be used for gold recovery.

        A comprehensive program of metallurgical testing incorporating bottle roll tests and column leach tests of samples obtained from drilling was established to determine gold recovery and reagent consumption data for the remaining Verde resources and the Pancho resource. Based on the recovery estimates by ore type, process recovery over the mine life averaged 67.7% of contained gold in the plant feed. Life of mine annual gold production is expected to range from 220,000 to 230,000 ounces on a 100% basis.

        No significant environmental permitting issues have been identified. Most of the proposed plant improvements represent little to no change to the existing footprint. The increased reserves will result in the need to permit additional leach pad capacity but this is not considered to be a risk, especially as the existing permitted space is sufficient for the majority of the remaining reserves.

        A reclamation plan for the current mine disturbance was approved in 2002, based on the commitments made in the original environmental impact assessment for the site (1994). The plan addressed physical activities, such as earthworks, but did not address chemical closure of the heap. A closure plan for chemical stabilization of the heap has been prepared and will be submitted to the regulatory authorities in the form of a declaration of environmental impact, following submittal of the declaration of environmental impact for site operational modifications.

        Kinross' share of the net present value of future cash outflows for site restoration costs at Refugio under CICA Handbook Section 3110, which is effective for fiscal years beginning January 1, 2004, are estimated at $2.4 million at December 31, 2004. There is no requirement to post financial assurance to secure site restoration costs in Chile at present.

SUMMARY OF PRODUCTION AND FINANCIAL DATA

        The Refugio mine had been placed on care and maintenance in May 2001 due to low gold prices and has produced declining amounts of gold from residual leaching of existing heaps since that time, hence there is no significant production and financial data to report for the last three financial years ending December 31, 2004.

LIFE OF MINE, AND CAPITAL EXPENDITURES

        It is proposed to mine the Verde deposit first at an ore processing rate of 14 million tonnes annually ("Mt/a") (40,000 tonnes per day), followed by the Pancho deposit at 10.5 Mt/a (30,000 tonnes per day). Some concurrent mining is anticipated during the transition period between the two deposits. Based on these processing rates and the reserves presented above, the mine life is approximately 10 years.

        CMM estimates a project capital expenditure of $134 million to complete the upgrade of the existing operation. The capital expenditure will repair, refurbish and replace existing equipment with the objective of increasing the daily production throughput to 40,000 tonnes per day for Verde ores, decreasing to 35,000 tonnes per day when the plant begins processing Pancho ores. Kinross' share of capital expenditures at the Refugio mine in 2004 was $43.4 million. Kinross spent approximately $31 million for its share of capital expenditures in 2005.

         [Graphic depicting the regional location of the Refugio Mine.]

ROUND MOUNTAIN

        Kinross owns an undivided 50% interest in and operates the Round Mountain gold mine. An affiliate of Barrick Gold Corporation owns the remaining undivided 50% interest in the joint venture common operation known as the Smoky Valley Common Operation. Kinross acquired its interest in the Round Mountain in its combination with Echo Bay in January 2003. Kinross and Barrick have first refusal rights over each other's interest in the property.

        Detailed financial, production and operational information for the Round Mountain mine is available in the MD&A.

PROPERTY DESCRIPTION AND LOCATION

        The Round Mountain gold mine is an open-pit mining operation located 96 kilometers (60 miles) north of Tonopah in Nye County, Nevada, U.S.A. The property position consists of contiguous patented and unpatented mining claims covering approximately 16,506 hectares (40,787 acres). Kinross has received patents to convert mineable land to patented status. Patented claims cover all of the current reserves for the project.

        The Smoky Valley Common Operation controls the mineral and surface rights of the mine through the ownership of 84 patented lode claims and 1,453 unpatented lode claims. The patented claims are held as private property and are legally surveyed. All of the reserves are located on patented claims. The unpatented claims are held under the 1872 Mining Law and are subject to normal annual filing requirements and fees. The majority of the unpatented claims are located on land administered by the Bureau of Land Management; the remainder are located on land administered by the United States Forest Service.

        Mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce or less to 6.35% at gold prices of $440 per ounce or more. During 2004 this royalty averaged 5.6%. Its production is also subject to a gross revenue royalty of 3.0%, reduced to 1.5% after $75.0 million has been paid. For the period from the date that the royalty commenced through December 31, 2004, cumulative royalties of $42.1 million have been paid.

        The property is subject to no known environmental liabilities or mitigative measures. All environmental permitting is up to date and in order.

        The Round Mountain gold mine is subject to the Nevada State and United States federal employment taxes, business license tax, net proceeds of minerals tax and properties sales and use tax.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

        The mine site is accessed by State Highway 376, a paved two-lane paved highway that connects U.S. Highway 6 in Tonopah to the south and U.S. Highway 50 to the north. The mine is located approximately 400 kilometers (250 miles) from the major metropolitan areas of Las Vegas and Reno, Nevada. The mine is supported by the local communities of Hadley and Carvers, which provide most of the housing for mine personnel. Sierra Pacific Power Co. provides electrical power to the mine. There are sufficient surface and water rights to support all current and forecasted mining at the site.

        The mine area straddles the transition between the floor of the Big Smoky Valley and the adjacent Toquima Range. Mine site elevations vary between 1,800 to 2,100 meters (5,800 to 6,800 feet) above sea level. Elevations in the Big Smoky Valley and Toquima Range vary from 1,800 meters (5,800 feet) in the valley floor to 3,640 meters (11,941 feet) at the summit of Mount Jefferson.

        The oblong open-pit mine is over 1.6 kilometers (one mile) in length at its longest dimension and currently more than 366 meters (1,200 feet) from the highest working level to the bottom of the pit.

        The Round Mountain mine lies within an arid, high desert setting. Average annual precipitation in the Big Smoky Valley is approximately 127 to 178 millimeters (5-7 inches) with most of that total falling during the winter months. Snow is common at the valley floor, but rarely remains on the ground for more than a few days. Local rainfall can be extreme and flash flood events are not uncommon in the region. Temperature range can be extreme, with average daily fluctuations exceeding 22 degrees Celsius (40 degrees Fahrenheit). Winter temperatures are typically -12 to -7 degrees Celsius (10 to 20 degrees Fahrenheit) at night and 0 to 10 degrees Celsius (30 to 50 degrees Fahrenheit) during the day. Rarely (typically less than 10 days per year), winter low temperatures can fall below -18 degrees Celsius (0 degrees Fahrenheit). Summer temperatures vary from 4 to 12 degrees Celsius (40 to 55 degrees Fahrenheit) at night to 32 to 40 degrees Celsius (90 to 105 degrees Fahrenheit) during the day.

HISTORY

        The first gold production from the Round Mountain District occurred in 1906. Historic production from 1906 through 1969 based on United States Bureau of Mines records was 346,376 ounces of gold and 362,355 ounces of silver. Actual unreported production was probably significantly higher. Early important companies actively mining in the district were the Round Mountain Mining Co., the Fairview Round Mountain Mining Co., the Round Mountain Daisy Mining Co., the Round Mountain Sphinx Co., the Round Mountain Red Top Co., and the Round Mountain Red Antelope Mining Co. At some point prior to 1929, Nevada Porphyry Mines, Inc. consolidated many of the claims and controlled most of the district. Nevada Porphyry Mines and the A. O. Smith Corp. investigated the bulk tonnage potential of the property in 1929 and 1936 to 1937, respectively. In 1946 through 1962, the Yuba Consolidated, Fresnillo, and Consolidated Goldfields developed and mined the placer deposits flanking Round Mountain and Stebbins Hill.

        At some time between 1962 and 1969, the Ordrich Gold Resources Inc. acquired control of the property from Nevada Porphyry Gold Mines. In 1969, Copper Range Co. leased the property and developed a small reserve of 12 million tons at a grade of 0.062 oz of gold per ton. The Smoky Valley Common Operation was formed in 1975 to operate the mine. This was initially a joint venture in which Copper Range held a 50 percent interest and Felmont Oil Co. and Case Pomeroy Co. each held a 25% interest.

        Commercial production commenced in 1977. In 1984, Homestake Mining Company acquired the Felmont Oil interest in the operation and, in 1985, Echo Bay acquired the Copper Range interest. Effective July 1, 2000, Homestake increased its interest in the Round Mountain mine from 25% to 50% when it acquired the Case Pomeroy interest. Effective December 14, 2001, Barrick Gold Corporation completed a merger with Homestake Mining Company thereby acquiring the Homestake interest in the mine.

GEOLOGY AND MINERALIZATION

        The Round Mountain mine is located along the western flank of the southern Toquima Range within the Great Basin sub-province of the Basin and Range province of western North America. The Basin and Range physiographic province is characterized by generally north-south trending block faulted mountain ranges, separated by alluvium-filled valleys.

        The geology of the Round Mountain mine consists of a thick sequence of intracaldera Oligocene ash-flow tuffs and volcaniclastic rocks resting upon pre-Tertiary basement rocks. The caldera margin is mostly buried but in the pit area is well defined by a progressively steeper dipping arcuate contact between the volcanic rocks and older basement rocks. The caldera margin and caldera related structures provided the structural ground preparation for the hydrothermal system. The primary host rocks for gold mineralization are the volcanic rocks. A minor amount of ore occurs in the Paleozoic rocks along the caldera margin.

        The Round Mountain Gold deposit is a large, epithermal, low-sulfidation, volcanic-hosted, hot-springs type, precious metal deposit, located along the margin of a buried volcanic caldera. The deposit genesis is intimately associated with the Tertiary volcanism and caldera formation. Intra-caldera collapse features and sympathetic faulting in the metasedimentary rocks provided the major structural conduits for gold-bearing hydrothermal fluids. In the volcanic units, these ascending fluids deposited gold along a broad west-northwest trend.

        Gold mineralization at Round Mountain occurs as electrum in association with quartz, adularia, pyrite and iron oxides. Shear zone fractures, veins and disseminations within the more permeable units host the mineralization. Primary sulfide mineralization consists of electrum associated with or internal to pyrite grains. In oxidized zones, gold occurs as electrum associated with iron oxides, or as disseminations along fractures.

        Alteration of the volcanic units at Round Mountain can be characterized as a continuum from fresh rock progressing through highly altered alteration assemblages. There is a reasonable correlation between increasing gold grades and increasing degrees of alteration.

        Ore zones within the metasediments are more subtle, largely defined by secondary quartz overgrowths, pyrite, and adularia associated with narrow northwest trending structures.

EXPLORATION

        Kinross' share of exploration expenditures totaled $0.8 million during 2004. Kinross' share of the exploration for 2005 was approximately $2.4 million.

DRILLING, SAMPLE PREPARATION AND ANALYSIS

        The current drill database for the open pit reserve contains a total of 4,459 drill hole records, of which 4,177 are RC drill holes and 282 were drilled using diamond core methods. A separate database is maintained for dump drilling which contains an additional 1,396 drill hole records.

        The majority of the drilling is vertical with angle holes used where vertical structures are anticipated. All dump holes are drilled vertical.

        All holes are sampled on 1.5 meter (5 foot) intervals and a "chipboard" constructed for each drill hole with sample from each interval glued to a board representing the complete hole.

        Sample data for the reserve model is derived primarily from conventional, RC rotary and HQ size core drilling. Holes are initially drilled on 61 meter (200 foot) centers defining deposit limits. In-fill drilling is completed on centers of 42.6 meters (140 foot) or less to develop reportable reserves used in mine planning.

        RC drill cuttings are passed through a wet rotary splitter to collect a
4.5 to 6.8 kilogram (10 to 15 pound) sample for each1.5 meter (5 foot) interval. A sampling technique which uses flocculent to settle drill cuttings has been employed to capture very fine-grained material and assure sample integrity. This technique captures nearly 100% of the rock material generated during the drilling process. Core samples are split with a rock saw in five-foot intervals, with half the sample assayed, and the other half stored for reference.

        All samples collected from drill holes are prepared and assayed by the Round Mountain mine assay laboratory. All assay laboratory chemists and technicians are employees of Round Mountain Gold Corporation. The laboratory is not certified by any standards association. A mine geologist or mine geologic technician delivers the drill samples to the assay laboratory.

        The Round Mountain Deposit is noted for its coarse gold occurrences and high nugget effect in assaying. In order to minimize the sampling variation, a five-assay ton or 145.8 gram sample is used in the fire assay. To minimize potential lead exposure of the laboratory staff, bismuth is used as the collector of the gold and silver. After a 2-hour fusion, the samples are poured into molds. The samples are slagged and are cupelled in the cupel room. Following cupellation, the bead is smashed and parted with nitric acid, rinsed, dried, and annealed. The fire assay is completed with a gravitimetric finish.

        The assay laboratory maintains an internal assay quality control program. Laboratory supervisors routinely conduct quality inspections of sample preparation, equipment calibration, and assaying procedures. The lab regularly participates in round robin assays with other mine labs to check internal procedures. Five percent of all pulps are screened to verify that the pulps meet specification. Because of the large crucibles used in the five assay-ton fire assay, only 11 samples are fired per oven. Of these, one of the samples is either a blank (barren silica sand) or a certified standard that is inserted randomly by the lab computer system. The blank is inserted prior to the preparation stage. The standard is inserted following sample preparation. If the assay results exceed limits for either the blank or the standard, the entire batch is re-assayed.

        Assay results from blanks and standards are plotted and graphed daily. These graphs are an integral tool used by the assayers and supervisors to continuously monitor and improve lab procedures.

MINERAL RESERVE AND RESOURCE ESTIMATES

        The following table sets forth the estimated proven and probable reserves for the Round Mountain mine as at December 31, 2004, and 2003, reflecting Kinross' 50% interest:

                 2004 (AT A GOLD PRICE OF                 2003 (AT A GOLD PRICE OF
                   U.S. $350 PER OUNCE)                     U.S. $325 PER OUNCE)
           -------------------------------------------------------------------------------
                         AVERAGE       GOLD                        AVERAGE       GOLD
              TONNES      GRADE       CONTENT           TONNES      GRADE       CONTENT
           -------------------------------------     -------------------------------------
            (MILLIONS)    (GPT)     (000'S OZ)        (MILLIONS)    (GPT)     (000'S OZ)
Proven (1)       45.2      0.57          824               59.7      0.57        1,099
Probable         30.1      0.67          652               35.4      0.66          751
           -------------------------------------     -------------------------------------
Total            75.3      0.61        1,475               95.1      0.61        1,850
           =====================================     =====================================

NOTE:  TOTALS MAY NOT ADD, DUE TO ROUNDING.

-----------------------
(1) Includes 27,105,000 tonnes stockpiled at December 31, 2004, with an average grade of 0.43 gpt or 376,000 ounces of proven gold reserves.

        In addition to the estimated proven and probable reserves, as at December 31, 2004, Kinross' share at the Round Mountain mine has an estimated
36.2 million tonnes of measured and indicated resources at an average grade of
0.53 grams of gold per tonne at a gold price of U.S. $400 per ounce. UNITED STATES INVESTORS ARE ADVISED THAT THE TERMS "MEASURED RESOURCES" AND "INDICATED RESOURCES" ARE RECOGNIZED BY CANADIAN REGULATIONS BUT NOT BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. UNITED STATES INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO PROVEN AND PROBABLE RESERVES.

MINING AND MILLING OPERATIONS

        The Round Mountain mine currently operates a conventional open pit that is approximately 2,500 meters (8,200 feet) long in the north-west, south-east direction and 1,500 meters (5,000 feet) wide (north-east to south-west). The mining is conducted on 10.7 meter (35 foot) benches by electric shovels and front end loaders paired with 136, 172 and 218 tonne (150, 190 and 240 ton) haul trucks.

        Blasthole patterns are drilled on centers that range from 4.8 to 9.1 meters (16 to 30 feet). Blasthole samples are collected and assayed and provide the control for ore segregation. Based upon these assays, blasted pit ore is determined to be run-of-mine dedicated pad ore, crushed reusable pad ore, or waste. Sulfide material greater than or equal to0.620 grams per tonne (0.018 ounces per ton) of gold is shipped directly to the mill or mill stockpile. Run-of-mine ore is delivered the dedicated pad. Re-usuable pad ore is crushed and placed on reusable leach pads and waste is delivered directly to the waste dumps. Placer material encountered during normal stripping operations is sent to the dedicated pad. High grade coarse gold bearing ore is handled in one of three ways: 1) leached on the re-useable pad and offloaded to the mill; 2) sent directly to the gravity plant with tails reporting to the mill; or 3) sent directly to the mill or mill stockpile. Gold particle size and distribution of high-grade ore determines the processing method.

        The Round Mountain operation uses conventional open-pit mining methods and recovers gold using four independent processing operations. These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling and the gravity concentration circuit. Most of the ore is heap leached, with higher grade oxidized ores crushed and placed on the reusable pad. Lower grade ore, ore removed from the reusable leach pad and stockpiled ore that was previously leached are placed on the dedicated pad.

        The finished dore bullion is shipped to refineries in North America for further processing as per the agreements of established contracts of the participants of the Smoky Valley Common Operation. Once the dore bullion leaves the mine site, marketing and sales are the responsibility and at the discretion of the Joint Venture partners.

        The site Plan of Operations and Comprehensive Reclamation Plans filed with the United States Department of the Interior, BLM and Nevada Division of Environmental Protection (NDEP) have been approved for all current operational facilities. Annual updates of the Reclamation Plan are prepared to adjust for cost inflation and to take credit for concurrent reclamation activities and submitted to the above listed agencies. The current reclamation cost estimate, approved in February 2004 by the BLM, USFS and NDEP totals $32.9 million. The net present value of these future cash outflows computed in accordance with CICA Handbook Section 3110, which is effective for fiscal years beginning January 1, 2004, was $26.0 million at December 31, 2004. Tentative plans for permanent closure activities have been approved by the NDEP and BLM. Each participant in the Common Operation is responsible for its own estimate of reclamation costs in its own accounts. Kinross has posted letters of credit totaling $13.5 million in support of its share of site restoration costs as of December 31, 2004.

LIFE OF MINE, AND CAPITAL EXPENDITURES

        Mining at Round Mountain is expected to be completed in 2008 (assuming no additions to reserves), with completion of stockpile processing in 2010. The joint venture partners continue to support an aggressive exploration program in the vicinity of the mine in order to add reserves and extend the mine life.

        Kinross' share of capital expenditures at the Round Mountain mine in 2004 was $8.8 million compared to $5.7 million during 2003. The increase was due to the construction of an additional phase of the West Dedicated leach pad. Kinross' share of capital expenditures for 2005 was approximately $5.9 million.

   [Graphic depicting the boundaries of the Round Mountain mining operation.]

--------------------------------------------------------------------------------
                                 DIVIDEND POLICY
--------------------------------------------------------------------------------

        No dividends on the Kinross common shares have been paid by Kinross to date. For the foreseeable future, it is anticipated that Kinross will use earnings, if any, to finance its growth and that dividends will not be paid to shareholders, other than dividends payable to the holder of the Kinross preferred shares in accordance with their terms. Pursuant to Kinross' syndicated credit facility, Kinross is required to obtain consent from the lenders prior to declaring any common share dividend. Under the terms of its outstanding preferred shares, the payment of common share dividend would require the approval of the holders of the preferred shares under certain circumstances (see "Description of Capital Structure").

--------------------------------------------------------------------------------
                                LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

CLASS ACTION

        The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the "Complaint"), entitled Robert A. Brown, et al.
v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. ("Kinam"), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the "Kinam Preferred") into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada's anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs. Among other remedies, the plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of 26.875 to 80.625 common shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the "Amended Complaint"), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice Counts V, VI and VII of the Amended Complaint. Subsequently, the Company moved for judgment on the pleadings on Count III (the Best Price Rule) and Count IV (the Nevada Rico Claims) of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on Count III (the Best Price Rule). On May 27, 2005, the Court granted the Company's motion and dismissed Counts III and IV of the Amended Complaint. On June 14, 2005, the Court granted plaintiffs' unopposed motion for certification of the class and three subclasses. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action, and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements.

THE HELLENIC GOLD PROPERTIES LITIGATION

        The Ontario Court (General Division) issued its judgment in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

        Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Resources Inc., against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgment released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group were unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgment. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award.

        As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group had commenced further litigation due to an alleged breach of the October 14, 1998 judgment in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. By Amended Statement of Claim, served September 13, 2004, the Alpha Group had added Kinross as a defendant and expanded the claim to include a claim for damages for breach of trust and breach of fiduciary duty and a claim for damages in respect of the alleged refusal to accept the exercise of the Alpha Group's alleged right of first refusal. The Alpha Group was seeking damages of $50 million based on these claims. On November 4, 2005, the Company settled all litigation with the Alpha Group for $8 million.

        As a result of Kinross' decisions to return the Hellenic properties to the Greek Government, place TVX Hellas S.A. in bankruptcy and settle with the Alpha Group, 1235866 has threatened further litigation against Kinross for breach of trust and breach of the 1999 agreement. To date, no pleadings have been exchanged with respect to the threatened litigation. Kinross believes it has a good defence to this threatened litigation.

SUMMA

        In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and Manhattan mines ("Royalty Lawsuit.") The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. The first trial was conducted in the Eighth Judicial District Court ("District Court") of Nevada April 1997, with Summa claiming more than $13 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $300,000 in attorney's fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and in April 2002, the Supreme Court, sitting en banc, reversed the Judgment of the trial court and returned the action to the District Court for further proceedings consistent with its appellate opinion.

        In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries' Motions for Litigation Costs and Attorney's Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $700,000. Summa filed a notice of appeal in July 2005. The appellate schedule has not been set yet.

        In March, 2004, Summa's successor in interest, Howard Hughes Properties ("Hughes"), filed an action in District Court against Echo Bay and its Subsidiaries (collectively, the "Echo Bay Entities"), as well as Newmont Mining Corporation ("Newmont") more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont ("Director and Officer Defendants") and fifty Doe defendants (collectively, "Defendants"). The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which Defendants, at various indeterminate times and places, diverted and distributed the assets of Echo Bay Entities (to render the Echo Bay Entities insolvent) to each other, so Hughes would be unable to collect any judgment it might obtain against the Echo Bay Defendants (Echo Bay Management and Echo Bay Exploration) in the Royalty Lawsuit. Immediately after being served, the Echo Bay Entities filed a Demand for Change of Venue as of Right and simultaneously moved for a Change of Venue. In May 2004, the District Court denied the motion without explanation, although, as of that date, none of the defendants that had appeared resided in Clark County. The Echo Bay Entities immediately filed their Notice of Appeal from this venue ruling. The Echo Bay Entities also filed a Demand for Stay of the District Court proceedings pending resolution of that appeal. The District Court granted that motion in part and denied it in part, staying all claims in Respondent's Complaint except for the claim asserting violation of the Nevada Uniform Fraudulent Transfers Act ("NUFTA").

        In September 2004, Hughes filed a First Amended Complaint. All Defendants filed a series of motions pursuant to Nevada Rule of Civil Procedure 12 to the remaining NUFTA claim, including a Motion to Dismiss for Lack of Personal Jurisdiction, a Motion for Judgment on the Pleadings and a Motion to Dismiss as a sanction for failure to comply with the District Court's Order to Amend. In January 2005, the District Court entered an Order granting all motions except for the Motion of Judgment on the Pleadings.

        On June 10, 2005, the Echo Bay Entities and Kinross filed a Motion for Judgment on the Pleadings and to Dismiss, based on res judicata, as a final judgment was entered against Respondents in the Royalty Lawsuit. In response, Respondent filed a Motion to Stay All Proceedings and later filed an Opposition, arguing that the judgment entered in the Royalty Lawsuit is not a final judgment, and that until the judgment becomes final (by affirmation from this Court or otherwise), the NUFTA lawsuit should be stayed. The Echo Bay Entities and Kinross opposed the motion to stay.

        All of the pending motions were heard on July 5, 2005 by the District Court. The District Court denied Appellants' Motion for Judgment on the Pleadings and to Dismiss. However, the District Court did agree with the Echo Bay Defendants that all of Hughes' common law claims (Counts 1-2 and 4-8) were not ripe for adjudication and dismissed those claims. The District Court declined to dismiss the NUFTA claim and instead entered an Order staying that the claim pending the outcome of the Royalty Lawsuit appeal.

        After this extensive motion practice, all claims from Hughes' Complaint have been dismissed, except for the NUFTA claim, which is stayed pending the outcome of the appeal on the Royalty Lawsuit. The only defendants remaining are the Echo Bay Entities, Kinross, Newmont Mining Corporation and five of the individual defendants (who did not join in the motion to dismiss for lack of personal jurisdiction.) Howard Hughes' motion to stay the Venue appeal remains pending.

INCOME TAXES

        The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at December 31, 2004 the Company had the following disputes.

        RUSSIA

        In July, 2003, the Company received notice that local taxation authorities in Russia were seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. In the years following, the Company and the Russian authorities have challenged the assessed tax position to various levels of court.

        In March 2005, the Supreme Arbitration Court of the Russian Federation rejected the Company's Appeal. The Company has accrued the total tax liabilities in relation to the dispute in a charge to income in its 2004 financial statements.

        CHILE

        On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. After the Company's unsuccessful appeal to the Chilean Tax Court, in February 2005, the Company reached a resolution with the Chilean IRS. The Company was fully indemnified by the third party.

        BRAZIL

        Mineracao Serra Grande S.A. ("MSG"), the Company's 50% joint venture with AngloGold Ashanti, which owns the Crixas mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $10.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows.

        In September 2005, MSG received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $29 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed.

REGULATORY INVESTIGATIONS

        In July 2005, Kinross was notified by the enforcement division of the SEC that Kinross would be requested to provide documentation in connection with an informal inquiry focused on Kinross' accounting of the business combination with TVX and Echo Bay. No further request has been made by the SEC to date.

        The U.S. Department of Justice has notified Echo Bay that it is investigating whether or not payments were made to organizations in the Philippines in violation of U.S. Laws in connection with its mining operations in the

Philippines in the 1990's. Former officers of Echo Bay (which has been amalgamated to Kinross) have provided testimonies with respect to this investigation.

--------------------------------------------------------------------------------
                        DESCRIPTION OF CAPITAL STRUCTURE
--------------------------------------------------------------------------------

KINROSS PREFERRED SHARES

        A total of 311,933 shares of Kinross preferred shares were outstanding as of January 31, 2006. A summary of the terms of the Kinross preferred shares is set forth below.

DIVIDENDS

        Holders of Kinross preferred shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of Kinross at an annual rate of Cdn. $0.80 per share payable in equal quarterly installments on the first day of January, April, July, and October in each year.

CONVERSION

        Holders of Kinross preferred shares are entitled at any time to convert all or any part of the Kinross preferred shares into Kinross common shares on the basis of 2.7518 Kinross common shares for each Kinross preferred share so converted, subject to usual anti-dilution adjustments.

REDEMPTION; PUT RIGHT

        Kinross may at any time redeem all or any part of the Kinross preferred shares at a price of Cdn. $10 per share, together with an amount equal to all dividends accrued and unpaid thereon, whether or not declared, to and including the date of redemption (collectively the "Redemption Price"). The holders of Kinross preferred shares are entitled to require Kinross to redeem all or any part of their Kinross preferred shares at any time at a price equal to the Redemption Price.

OTHER PAYMENTS

        So long as any Kinross preferred shares are outstanding, Kinross is not permitted, without the approval of the holders of the Kinross preferred shares, to declare or pay dividends on, or redeem, purchase for cancellation or otherwise retire shares of Kinross ranking junior to the Kinross preferred shares unless all dividends on the Kinross preferred shares have been paid and, after giving effect to such payment, Kinross would still be in a legal position to redeem all of the Kinross preferred shares then outstanding prior to any payment being made to any security ranking junior to the Kinross preferred shares.

VOTING RIGHTS

        The holders of Kinross preferred shares are not entitled (except as required by law) to receive notice of or to attend or vote at any meeting of shareholders of Kinross.

LIQUIDATION PREFERENCE

        In the event of the liquidation, dissolution, or winding-up of Kinross, holders of Kinross preferred shares will have preference over holders of Kinross common shares and will be entitled to receive an amount equal to the Redemption Price for each Kinross preferred share held by them.

KINAM CONVERTIBLE PREFERRED SHARES

        The convertible preferred shares of Kinam Gold Inc. comprise 1,835,777 shares of $3.75 Series B convertible preferred stock. A summary of the terms and provisions of the Kinam preferred shares is set forth below. A subsidiary of Kinross, Kinross Gold U.S.A., Inc., holds 1,630,822 of the issued and outstanding Kinam preferred shares, representing approximately 88.8% of the outstanding number of such shares.

DIVIDENDS

        Annual cumulative dividends of $3.75 per Kinam preferred share are payable quarterly on each February 15, May 15, August 15, and November 15, as and if declared by Kinam's board of directors. Due to low gold prices and reduced cash flow from Kinam operations, dividend payments on these shares were suspended in August 2000 and continue to remain suspended.

CONVERSION

        The Kinam preferred shares are convertible into Kinross common shares at a conversion price of $30.92 per share (equivalent to a conversion rate of 1.6171 Kinross common shares for each preferred share), subject to adjustment in certain events.

REDEMPTION

        The Kinam preferred shares are redeemable at the option of Kinross at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining rateably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

VOTING RIGHTS

        The holders of Kinam preferred shares are not entitled to receive notice of or to attend or vote at any meeting of shareholders of Kinross. The holders of Kinam preferred shares are entitled to one vote per share at meetings of the shareholders of Kinam Gold Inc.

WARRANTS

        As a result of the unit offering of Kinross, which closed on December 5, 2002, 25,000,000 common share purchase warrants of Kinross are outstanding.

        Each three common share purchase warrants are exercisable on or before 5:00 p.m. (eastern standard time) on December 5, 2007, for one Kinross common share at an exercise price of Cdn. $15.00. The exercise price and the number of Kinross common shares issuable upon exercise are both subject to adjustment as provided for in the indenture governing the warrants. The warrants will expire and become null and void after 5:00 p.m. (eastern standard time) on December 2, 2007.

KINROSS COMMON SHARES

        Kinross has an unlimited number of common shares authorized and 345,463,893 common shares issued and outstanding as of January 31, 2006. There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross common shares or exercise the voting rights associated with Kinross common shares. A summary of the rights of the Kinross common shares is set forth below.

DIVIDENDS

        Holders of Kinross common shares are entitled to receive dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares or any other preferred shares are at the time outstanding, the payment of dividends on common shares or other distributions (including repurchases of common shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

LIQUIDATION

        In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross common shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross' indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

VOTING

        Holders of Kinross common shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

--------------------------------------------------------------------------------
                     MARKET PRICE FOR KINROSS COMMON SHARES
--------------------------------------------------------------------------------

        In Canada, the Kinross common shares trade on the TSX under the symbol "K." The Kinross common shares trade on the NYSE under the symbol "KGC." The Kinross common shares began trading on the NYSE on February 3, 2003. The following table sets forth, for the periods indicated, the high and low sales prices of the Kinross common shares on the TSX and the NYSE and the trading volume.

                                        Kinross Common Shares on the TSX(1)    Kinross Common Shares on the NYSE(1)(2)
                                    -------------------------------------------------------------------------------------

                                                                    Trading                                    Trading
                                         High           Low         Volume          High            Low        Volume
                                    -------------------------------------------------------------------------------------
                                    (CDN Dollars)  (CDN Dollars)               (U.S. Dollars)  (U.S. Dollars)
Fiscal Year Ending December 31, 2004
         January                         10.99         9.03        57,385,900       8.56           6.86       55,859,200
         February                        10.10         8.91        42,183,000       7.65           6.64       39,688,700
         March                            9.77         8.54        48,792,800       7.42           6.40       44,224,100
         April                            9.85         7.40        51,171,000       7.53           5.40       41,450,800
         May                              8.50         6.66        49,651,100       6.22           4.79       30,003,600
         June                             8.50         7.16        38,125,400       6.23           5.21       21,074,800
         July                             8.10         6.77        29,195,200       6.14           5.06       19,353,400
         August                           8.09         6.67        54,869,700       6.91           5.03       24,343,000
         September                        8.66         7.37        35,481,600       6.87           5.70       26,094,600
         October                          9.35         8.07        47,910,100       7.62           6.33       39,653,400
         November                        10.05         8.32        70,015,600       8.41           6.76       46,110,700
         December                         9.51         8.23        41,606,140       8.04           6.75       31,392,900

Fiscal Year Ending December 31, 2005
         January                          8.72         7.98        28,677,900       7.14           6.52       20,517,400
         February                         8.40         7.53        47,852,800       6.80           6.09       27,502,100
         March                            8.87         7.12        45,673,700       7.33           5.87       28,040,700
         April                            7.57         6.32        48,778,600       6.20           5.08       19,344,400
         May                              7.02         6.17        29,615,200       5.61           4.61       19,890,800
         June                             7.56         6.53        40,859,600       6.17           5.23       20,328,500
         July                             7.79         6.76        33,172,900       6.45           5.52       16,904,600
         August                           8.15         6.80        33,420,700       6.83           5.59       23,316,700
         September                        9.39         7.63        87,511,696       8.05           6.45       33,908,900
         October                          9.05         7.63        49,481,300       7.80           6.49       28,512,200
         November                         9.50         7.92        73,365,600       8.10           6.67       33,397,600
         December                        11.00         8.82        70,925,400       9.42           7.61       39,945,900

-------------------------
(1) All amounts presented have been restated to reflect a three for one share consolidation which was completed on January 31, 2003.
(2) From August 1, 2001 until February 3, 2003, the Kinross common shares were listed on the American Stock Exchange under the symbol "KGC." Prior to August 1, 2001, the Kinross common shares were listed on the NYSE.

        As of January 31, 2006, there were 4,599 holders of record of Kinross common shares (including holders who are nominees for an undetermined number of beneficial owners).

--------------------------------------------------------------------------------
                             DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

DIRECTORS

        Set forth below is information regarding the directors of Kinross as of the date of this Annual Information Form.

                NAME AND PLACE              PRINCIPAL
                 OF RESIDENCE              OCCUPATION          DIRECTOR SINCE          CURRENT
                                                                                    COMMITTEES(1)
         -------------------------------------------------------------------------------------------
         John A. Brough                President, Torwest     January 19, 1994         A, C, N
         Vero Beach, Florida           Inc. (real estate
         United States                 development
                                       company)

         Tye W. Burt                   President and          March 23, 2005            None
         Toronto, Ontario              Chief Executive
         Canada                        Officer of Kinross

         Scott A. Caldwell             Executive Vice-        March 3, 2003             None
         Reno, Nevada                  President and Chief
         United States                 Operating Officer
                                       of Kinross

         John K. Carrington            Retired Mining         October 26, 2005          None
         Thornhill, Ontario            Executive
         Canada

         Richard S. Hallisey           President of           December 5, 2003          CG,E
         Toronto, Ontario              Sullivan Holdings
         Canada                        Limited

         John M. H. Huxley             Principal,             May 31, 1993             A, C, N
         Toronto, Ontario              Algonquin
         Canada                        Management Inc.
                                       (management
                                       company)

         John A. Keyes                 Retired Mining         March 3, 2003               E
         The Woodlands, Texas          Executive
         United States

         Catherine McLeod-Seltzer      President and          October 26, 2005          None
         Vancouver, British Columbia   Director, Pacific
         Canada                        Rim Mining Corp.

         George A. Michals             President, Baymont     January 31, 2003            CG
         Orangeville, Ontario          Capital Resources
         Canada                        Inc. (investment
                                       holding company)

         John E. Oliver                Senior                 March 7, 1995            , CG, N
         Halifax, Nova Scotia          Vice-President,
         Canada                        Atlantic Region,
                                       Bank  of Nova
                                       Scotia (financial
                                       institution)

         Terence C.W. Reid             Retired Executive      January 5, 2005            A, E
         Toronto, Ontario
         Canada

-------------------------
(1) Committees: A-Audit, C-Compensation, CG-Corporate Governance, E-Environmental, Health & Safety, N-Nominating.

        Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Messrs. Tye W. Burt, John K. Carrington, Richard S. Hallisey, John A. Keyes and Terence C.W. Reid.

        Prior to March 23, 2005, Mr. Burt was Vice Chairman and Executive Director, Corporate Development of Barrick Gold Corporation since February 2004. Prior to that he was Executive Director, Corporate Development of Barrick since December 2002. From April 2000 to December 2002, he was a Principal of Harris Partners Limited (investment banking) and President of Cartesian Capital Corp. (investment banking).

        Prior to January 2005, Mr. Carrington was Vice-Chairman and a director and prior to February 2004, he was Chief Operating Officer of Barrick Gold Corporation.

        Prior to December 2001, Mr. Hallisey was Vice-Chairman, National Bank Limited and, prior to January 1999, he was Vice-Chairman, First Marathon Securities Limited. Mr. Keyes, prior to January 2001, was President and Chief Operating Officer of Battle Mountain Gold Company and prior thereto was Senior Vice-President of Battle Mountain Gold Company. Mr. Terence C.W. Reid was president of Laketon Investment Management between 2001 and 2003.

        Below is a biography of each of the directors of Kinross:

JOHN A. BROUGH

        Mr. Brough has been President of Torwest Inc., a real estate development company, since 1998. Prior to 1998, Mr. Brough held the position of Executive Vice-President and Chief Financial Officer of iStar Internet Inc. Prior to 1997, Mr. Brough was Senior Vice-President and Chief Financial Officer of Markborough Properties Limited. He holds a Bachelor of Arts degree and is a Chartered Accountant.

TYE W. BURT

        Mr. Burt was appointed President and Chief Executive Officer of Kinross in March, 2005. Prior to that Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick Gold Corporation. From December 2002 to February 2004, he was Executive Director of Corporate Development of Barrick Gold Corporation. From May 2002 - December 2002 he was Principal, Harris Partners Limited (investment banking) (but consulting on a full time basis to Barrick Gold). From May 2000 - May 2002, Mr. Burt was President, Cartesian Capital Corp. Mr. Burt is also a director and the Vice Chairman of the Audit Committee of the Ontario Financing Authority and a director of NRX Global Corporation. Mr. Burt is a member of the Law Society of Upper Canada and is a graduate of Osgoode Law School and holds a Bachelor of Arts degree from the University of Guelph.

SCOTT A. CALDWELL

        Mr. Caldwell has been Executive Vice-President and Chief Operating Officer of Kinross since June 2002. Prior to that Mr. Caldwell was Senior Vice-President of Mine Operations of Kinross from 2001 to 2002 and he was and Senior Vice-President of Surface Operations of Kinross from 1998 to 2001. Prior to joining Kinross, he was Vice-President of Operations for Echo Bay from 1996 to 1998. Mr. Caldwell has a Bachelor of Science (Mining) degree.

JOHN K. CARRINGTON

        Mr. Carrington was Vice-Chairman and a director of Barrick Gold Corporation from 1999 through 2004. Prior to that Mr. Carrington was Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to that Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Master of Engineering (Mining). He is a manager of the Association of Professional Engineers of Ontario.

RICHARD S. HALLISEY

        Mr. Hallisey is President and a director of Sullivan Holdings Limited, a position he has held since December, 2001. From January 1999 to December 2001, Mr. Hallisey was Vice-Chairman and Managing Director of National Bank Financial. Prior to his position with National Bank Financial, Mr. Hallisey was Vice-Chairman and a director of First Marathon Securities Limited. Mr. Hallisey holds a Bachelor of Science degree and a Masters in Business Administration.

JOHN M. H. HUXLEY

        Mr. Huxley has been a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, since 1997. Prior to that he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree.

JOHN A. KEYES

        Mr. Keyes most recently held the position of President and Chief Operating Officer of Battle Mountain Gold Company until 2001. Prior to that position, Mr. Keyes served as the Senior Vice-President, Operations, for Battle Mountain Gold Company with responsibility for operations in the United States, Canada, Bolivia, Chile, and Australia. Mr. Keyes has a Bachelor of Science degree (honors) and has completed an executive MBA course.

CATHERINE MCLEOD-SELTZER

        Ms. McLeod-Seltzer has been President and a director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor in Business Administration. She holds directorships in other publicly traded companies including Silver Standard Resources Inc., Bear Creek Mining Corporation, Miramar Mining Corp., Stornoway Diamond Corporation and Peru Copper Inc.

GEORGE F. MICHALS

        Mr. Michals is President of Baymont Capital Resources Inc., an investment holding company. Mr. Michals has served in the past on the boards of a number of public and private companies. Prior to January 2003, Mr. Michals was also Chairman of the board of TVX and from 1987 to 1990, he held the position of Executive Vice-President and Chief Financial Officer of Canadian Pacific Limited. He holds a Bachelor of Commerce degree and is a Chartered Accountant.

JOHN E. OLIVER

        Mr. Oliver was appointed Senior Vice-President, Atlantic Region, Bank of Nova Scotia in March 2004. Prior to that, Mr. Oliver was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia from October 1999. From 1997 to 1999 Mr. Oliver was Senior Vice-President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice-President of Real Estate Banking of Bank of Nova Scotia. Mr. Oliver was appointed the Independent Chairman of Kinross in August 2002.

TERENCE C.W. REID

        Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning thirty-one (31) years during which he provided investment banking services to many of Canada's leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange. He holds a diploma in law from the University of Witwatersrand, Johannesburg and an MBA from the University of Toronto.

OFFICERS

        The following table sets forth the names of each of the officers of Kinross and all offices of Kinross held by each of them as of the date of the Annual Information Form.


NAME                                   OFFICE HELD
----                                   -----------
HUGH A. AGRO                           Sr. Vice President, Corporate Development
Toronto, Ontario, Canada

RICK A. BAKER                          Sr. Vice President, Environmental, Health & Safety
Sparks, Nevada, United States

TYE W. BURT                            President and Chief Executive Officer
Toronto, Ontario, Canada

SCOTT A. CALDWELL                      Executive Vice President and Chief Operating Officer
Reno, Nevada, United States

MANOEL CERQUEIRA                       Vice President, Brazil
Rio de Janeiro, Brazil

RODNEY A. COOPER                       Vice President, Technical Services
Oakville, Ontario, Canada

J. MICHAEL DOYLE                       Sr. Vice President, Operations
Sparks, Nevada, United States

STEPHANIE HOLTFORSTER                  Sr. Vice President, Human Resources
Mississauga, Ontario, Canada

CHRISTOPHER T. HILL                    Sr. Vice President, Corporate Communication
Toronto, Ontario, Canada

JOHN W. IVANY                          Executive Vice President
Toronto, Ontario, Canada

LARS-ERIC JOHANSSON                    Executive Vice President and Chief Financial Officer
Oakville, Ontario, Canada

JOHN E. OLIVER                         Independent Chairman
Halifax, Nova Scotia, Canada

SHELLEY M. RILEY                       Vice President, Administration and Corporate Secretary
Toronto, Ontario, Canada

RONALD W. STEWART                      Sr. Vice President, Exploration
Oakville, Ontario, Canada


        The following sets forth biographical information for each of the executive officers of Kinross who is not also a director of Kinross:

        HUGH A. AGRO was appointed Sr. Vice President, Corporate Development on August 5, 2005. Prior to that he was Vice President, Corporate Development from April 2005 to August 2005. Prior to that Mr. Agro held the position of Vice-President, Corporate Development for Placer Dome Canada from May 2004 to April 2005. Prior to that Mr. Agro was a Principal of Senator Capital Partners from April, 2001 to April, 2004. From August 1997 to

April, 2001, Mr. Agro held the positions of Vice President, Investment Banking, Global Metals & Mining Group and Associate, Investment Banking respectively with Deutsche Bank Securities Ltd.

        RICK A. BAKER was appointed Sr. Vice President, Environmental, Health & Safety on March 1, 2005. Prior to that Mr. Baker held the positions of Vice President, Operations from October, 2003 to February, 2005 and Vice President and General Manager, Reclamation Operations from March to September, 2003 of Kinross Gold U.S.A., Inc. a 100% wholly-owned subsidiary of Kinross. Prior to that he held the positions of General Manager, from August, 2001 to February, 2002 and Operations Manager from April, 2000 to July 2001 with Fairbanks Gold Mining, Inc. a 100% wholly-owned subsidiary of Kinross. From July 1997 to March 2000, Mr. Baker was General Manager, McCoy/Cove Operation, Echo Bay Minerals Company.

        MANOEL CERQUEIRA was appointed Vice President, Brazil in January 2006. Prior to that, since being hired as Finance Manger of TVX Normandy Americas (Canada) Inc. and TVX Normandy Americas (Cayman) Inc. in September 1999, he has held positions as board member and officer of joint venture operators, Mineracao Serra Grande S.A. (Crixas mine) and Rio Paracatu Mineracao, S.A. (Paracatu mine). He also held the position of Vice President Finance of various Kinross/TVX subsidiaries, TVX Nornandy Americas (Canada) Inc., TVX Normandy Americas (Cayman) Inc., Kinross Americas (Canada) Inc. and Kinross Americas (Cayman) Inc.

        RODNEY A. COOPER was appointed Vice President, Technical Services, on March 15, 2004. Prior to that, Mr. Cooper held the position of Director, Technical Services, from March 2002 to March 2004, and Project Manager, Timmins, from June 2000 to February 2002. From January 1999 to May 2000, he was Mine Superintendent, Eskay Creek Mine for Homestake Canada Inc.

        J. MICHAEL DOYLE was appointed Sr. Vice President, Operations in June, 2004. Prior to that, Mr. Doyle was Vice President, Operations of Kinross Gold U.S.A., Inc. from March, 2003 to May, 2004, a 100% wholly-owned subsidiary of Kinross. From January 2003 to March 2003, Mr. Doyle was Vice President and General Manager, Round Mountain Gold Corporation, a 100% wholly-owned subsidiary of Kinross. From 2000 to 2003, Mr. Doyle was General Manager, Round Mountain Gold Corporation and prior to that he held the position of Operations Manager, Round Mountain Gold Corporation.

        STEPHANIE HOLTFORSTER was appointed Sr. Vice President, Human Resources in September 2005. Prior to that Ms. Holtforster was Vice President of Human Resources at the Globe & Mail. From 1998 to April 2002, she occupied positions of Director of Six Sigma programs and as a Regional Director of Human Resources Canada for Starwood Hotels & Resorts. Prior to that she was Director of Human Resources - Canada for Westin Hotels and Resorts from 1996 to 1998 and Director of Human Resources at the Westin Harbour Castle.

        CHRISTOPHER T. HILL has been Sr. Vice President, Corporate Communication since August 2005 and prior to that he was Vice President, Investor Relations since May 2004. Mr. Hill was Vice President, Treasurer from May 1998 to March 2004.

        JOHN W. IVANY has been Executive Vice President of Kinross since July 1995.

        LARS-ERIC JOHANSSON has been Executive Vice President of Kinross since June, 2004. Prior to that Mr. Johansson was Special Advisor on project financing to Falconbridge Limited's (a subsidiary of Noranda Inc.) Koniambo nickel project in New Caledonia from November 2003 to June, 2004. Mr. Johansson was Executive Vice President and Chief Financial Officer of Noranda Inc. from May 2002 to November 2003. He was Senior Vice President and Chief Financial Officer for Falconbridge from September 1989 to May 2002; and a director of Aber Diamond Corporation and Tiberon Minerals Ltd.

        SHELLEY M. RILEY has been the Corporate Secretary of Kinross since June 1993 and was appointed Vice President, Administration and Corporate Secretary in September, 2005.

        RONALD W. STEWART has been the Sr. Vice President, Exploration of Kinross since August 2005 and prior to that he was Vice President, Exploration since March 2002. Prior to that date he was Director of Investor Relations for Placer Dome from January 2000 to March 2002, Manager Mine Exploration for Placer Dome from February 1998 to January 2000 and Country Exploration Manager, Indonesia for Placer Dome from March 1996 to February 1998.

        As at February 7, 2006, the directors and executive officers of Kinross, as a group owned, directly or indirectly, or exercised control or direction over 215,675 common shares of Kinross, representing less than one percent of the total number of common shares outstanding before giving effect to the exercise of options or other convertible securities held by such directors and executive officers. The statement as to the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised by the directors and executive officers of Kinross as a group is based upon information provided by the directors and executive officers.

--------------------------------------------------------------------------------
            CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
--------------------------------------------------------------------------------

        No director or executive officer of Kinross or a shareholder holding a sufficient number of securities to affect materially the control of Kinross is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

        John W. Ivany, the Executive Vice-President of Kinross, was the subject of enforcement proceedings by the Alberta Securities Commission IN RE CARTAWAY RESOURCES CORP. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any "junior issuer" for a period of five years and ordered to pay costs in the amount of Cdn. $20,000. Kinross is not a junior issuer under the applicable Alberta Securities Commission provisions.

        On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade order which superseded a temporary management cease trade order dated April 1, 2005 against all the directors and officers of the Company in connection with the Company's failure to file its audited financial statements for the year ended December 31, 2004. A similar order was issued by the Nova Scotia Securities Commission against Mr. John Oliver dated July 6, 2005. These management cease trade orders are still in effect as of the date of this Annual Information Form.

        No director or executive officer of Kinross or a shareholder holding a sufficient number of securities of Kinross to affect materially the control of Kinross has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

--------------------------------------------------------------------------------
                              CONFLICT OF INTEREST
--------------------------------------------------------------------------------

        To the best of Kinross' knowledge, and other than as disclosed in this annual information form and in the notes to Kinross' financial statements, there are no known existing or potential conflicts of interest between Kinross and any director or officer of Kinross, except as disclosed below that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Kinross and their duties as a director or officer of such other companies.

        The directors and officers of Kinross are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Kinross will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BUSINESS CORPORATIONS ACT (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

        During 2004, the Company entered into a shareholders agreement providing for the organization of Kinross Forrest Ltd. ("KF Ltd.") and the issuance of 35% of the shares of KF Ltd. to the Company, 25% to a company controlled by Art Ditto, then a director and officer of the Company, and 40% to an unrelated third party. Mr. Ditto paid the Company his share of the expenses incurred in the amount of $0.3 million. As at December 31, 2004, this investment was valued at $0.1 million on the Company's balance sheet.

        KF Ltd. is a corporation incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Generale des Carrieres et des Mines, a Congolese state-owned mining enterprise. The joint venture was formed for the purpose of exploiting the Kamoto Copper Mine located in the Democratic Republic of Congo.

        On September 2, 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd., (now Katanga Mining Limited, "Katanga"") retaining 11.67% of the shares for Cdn.$5.45 million. At the time of entering into the agreement, Art Ditto, who is a former director and officer of the Company, owned a 17.4% interest in the outstanding common shares of Katanga and Mr. Ditto was appointed as the President and Chief Executive Officer of Katanga.

        John E. Oliver is Senior Vice President, Atlantic Region, of the Bank of Nova Scotia. The Bank of Nova Scotia is a co-lead of the lending syndicate for Kinross' credit facility. The Bank of Nova Scotia's commitment to the credit facility is approximately $60 million. Mr. Oliver's duties do not include responsibilities in the commercial lending department responsible for management and decisions with respect to the Kinross credit facility. The board of Kinross does not consider this relationship to present a conflict of interest with Mr. Oliver's responsibilities as a board member or in any way as reasonably affecting his independence.

--------------------------------------------------------------------------------
           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
--------------------------------------------------------------------------------

        Other than as described elsewhere in this annual information form, since January 1, 2002, no director, executive officer or 10% shareholder of Kinross or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

--------------------------------------------------------------------------------
                          TRANSFER AGENT AND REGISTRAR
--------------------------------------------------------------------------------

        The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, telephone 1-800-663-9097.

--------------------------------------------------------------------------------
                               MATERIAL CONTRACTS
--------------------------------------------------------------------------------

        The only material contracts entered into by the Company within the financial year ended December 31, 2004 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

        Share sale agreement dated December 9, 2004 among Rio Tinto Brazilian Holdings Limited, Rio Tinto Brazilian Investments Limited, Rio Tinto European Holdings Limited, TVX Participacoes Ltda, Cayman Participacoes Inc. and Kinross regarding the purchase of the remaining 51% interest of Rio Tino Plc. in the Paracatu mine by Kinross.

        Acquisition and agreement and plan of merger agreement between Kinross, Crown Merger Corporation and Crown dated November 20, 2003 (as subsequently amended) providing for the acquisition by Kinross of all the outstanding common shares of Crown.

        Amended and restated credit facility dated April 8, 2005 between Kinross and a syndicate of lenders co-lead by the Bank of Nova Scotia and Societe Generale.

--------------------------------------------------------------------------------
                              INTERESTS OF EXPERTS
--------------------------------------------------------------------------------

        The Company's independent auditors for fiscal 2004, Deloitte & Touche LLP, have audited the consolidated financial statements of Kinross for the year ended December 31, 2004.

        Rodney Cooper is the qualified person who supervised the preparation of the Company's mineral reserve and mineral resource estimates as at December 31, 2004 (and as of November 1, 2005 for Paracatu). Mr. Cooper is an officer of the Company.

        Mr. Rodney Cooper beneficially owns, directly or indirectly, less than 1% of any class of shares of the Company's outstanding shares.

--------------------------------------------------------------------------------
                                 AUDIT COMMITTEE
--------------------------------------------------------------------------------

        The Audit Committee's charter sets out its responsibilities and duties, qualifications for membership and reporting to the Company's board of directors. A copy of the charter is attached hereto as Schedule "A".

        As of the date of this Annual Information Form, the members of the Company's Audit Committee are John Brough (Chairman), John Huxley and Terence Reid. Each of Messrs. Brough, Huxley and Reid are independent and financially literate within the meaning of Multilateral Instrument 52-110 AUDIT COMMITTEES ("MI 52-110"). In addition to being independent directors as described above, all members of the Company's Audit Committee must meet an additional "independence" test under MI 52-110 in that their directors' fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.

RELEVANT EDUCATION AND EXPERIENCE

        Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

        John A. Brough          -       Mr. Brough has a Bachelor of Arts degree
                                        from the University of Toronto, is a
                                        Chartered Accountant and is currently
                                        Chairman of the Audit Committee and a
                                        director of PBB Global Logistics Income
                                        Fund and Silver Wheaton Corp.

        John M.H. Huxley        -       Mr. Huxley has a Bachelor of Laws
                                        degree, and has been a principal of
                                        Algonquin Management Inc., the Manager
                                        of Algonquin Power Income Fund, since
                                        1997. Prior to that Mr. Huxley was
                                        President of Algonquin Power
                                        Corporation.

        Terence C.W. Reid       -       Mr. Reid holds a diploma in law from the
                                        University of Witwatersrand,
                                        Johannesburg and an MBA from the
                                        University of Toronto. Mr. Reid retired
                                        as Vice-Chairman of CIBC Wood Gundy in
                                        1997 after a career there spanning
                                        thirty-one (31) years during which he
                                        provided investment banking services to
                                        many of Canada's leading corporations.
                                        Between 2001 and 2003 he was president
                                        of Laketon Investment Management, a
                                        leading Canadian investment asset
                                        manager. Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock
                                        Exchange.

PRE-APPROVAL POLICIES AND PROCEDURES

        The Audit Committee's charter sets out responsibilities regarding the provision of non-audit services by the Company's external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor's independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

EXTERNAL AUDITOR SERVICE FEES

AUDIT FEES

        The aggregate audit fees billed by the Company's external auditors for the financial year ended December 31, 2004 were Cdn.$2,918,705 (December 31, 2003 - Cdn.$1,150,000).

AUDIT-RELATED FEES

        The aggregate audit-related fees billed by the Company's external auditors for the financial year ended December 31, 2004 were Cdn.$1,410,605 (December 31, 2003 - Cdn.$1,533,321) relating to work on the registration statement for the Crown acquisition and the SEC review in connection therewith.

TAX FEES

        The aggregate tax fees in respect of tax compliance, tax advice and tax planning billed by the Company's external auditors for the financial year ended December 31, 2004 were Cdn.$1,017,843 (December 31, 2003 - Cdn.$592,541).

ALL OTHER FEES

        There were no non-audit fees billed by the Company's external auditors for the financial years ended December 31, 2003 and 2004.

--------------------------------------------------------------------------------
                             ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

        Additional information relating to the Company can be found on SEDAR at WWW.SEDAR.COM. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2004.

--------------------------------------------------------------------------------
                           GLOSSARY OF TECHNICAL TERMS
--------------------------------------------------------------------------------

AA FINISH

        A method used to complete fire assaying where the bead produced by this assay technique is dissolved in strong acids. The gold in the acid solution is determined by a machine called an atomic adsorption spectrometer. This method is used to accurately quantify small amounts of gold and other metals.

ADULARIA

        A variety of orthoclase, a mineral part of the feldspar group. A common mineral of granitic rocks.

ALLUVIAL

        Referring to material, which has been placed by the action of surface water.

ALLUVIUM

        A general term for all detrital deposits resulting from the flow of present waterways, thus including the sediments laid down in streambeds, flood plain, lakes, fan at the foot of mountain slopes, and estuaries.

ALMANDINE

        An isometric mineral, 8[Fe32+Al2Si3O12]; pyralspilite subgroup of the garnet group, with Fe replaced by Mg, Mn, and Ca; in red to brownish-black dodecahedral and trapezohedral crystals, or massive; Mohs hardness, 7-1/2; occurs in medium-grade metamorphic rock and felsic igneous rocks; used as a gemstone and an abrasive.

ANKERITE

        A trigonal mineral, Ca(Fe,Mg,Mn)(CO3)2; dolomite group; forms series with dolomite and with kutnohorite; associated with iron ores; commonly forms thin veins in some coal seams.

ANTIFORM

        A fold that is convex upward or had such an attitude at some stage of development.

ARCHEAN ABITIBI

        The Abitibi-Grenville Transect focuses on the Late Archean Abitibi greenstone belt, which is part of the southern Superior Province, the central core of the North American craton, and on the Mesoproterozoic Grenville orogen which extends from southern Sweden to southern Mexico, but is exposed principally as the southeastern Canadian shield. The Abitibi subprovince is the largest, and perhaps the best studied, of the Archean greenstone terranes of the world and is host to a major proportion of Canada's mineral resources.

ARGILLITE

        A compact rock, derived either from mudstone (claystone or siltstone), or shale, that has undergone a somewhat higher degree of induration than mudstone or shale but is less clearly laminated and without its fissility, and that lacks the cleavage distinctive of slate.

ARSENOPYRITE

        The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

ASSAY

        To determine the value of various elements within an ore sample, streambed sample, or valuable metal sample.

B2 HORIZON

        A local geological term identifying a particular formation of rock.

BALL MILL

        A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

BASALT

        An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

BASEMENT ROCKS

        A name commonly applied to metamorphic or igneous rocks underlying the sedimentary sequence.

BELT

        A series of mineral deposits occurring in close proximity to each other often with a common origin.

BIOTITE

        A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

BLOCK FAULTED

        A type of normal faulting in which the crust is divided into structural or fault blocks of different elevations and orientations. It is the process by which block mountains are formed.

BOUDINS

        Series of sausage-shaped segments occurring in a boudinage structure. Boudinage occurs when bed sets are divided by cross-fractures into pillowlike segments. The cross-fractures are not sharp, but rather rounded, and may be compared with the necks that develop in ductile metal pieces under tension. The overall resulting appearance is that of a string of linked sausages when observed in section.

BRECCIA

        A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

CALDERA

        A large, basin-shaped volcanic depression, more or less circular, the diameter of which is many times greater than that of the included vent or vents, no matter what the steepness of the walls or the form of the floor may be.

CALOMEL

        A tetragonal mineral, 2[Hg2Cl2]; a secondary alteration of mercury-bearing minerals; horn quicksilver; mercurial horn ore.

CARBON-IN-LEACH

        A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

CARBON-IN-PULP

        A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

CARE AND MAINTENANCE

        The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations re-commence.

CATHODE

        A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wire-bars, billets, ingots, etc.

CERARGYRITE

        A former name for chlorargyrite, which is an isometric mineral, 4[AgCl]; sectile; forms waxy white, yellow, or pearl-gray incrustations, darkening to violet on exposure to light; a supergene mineral occurring in silver veins; an important source of silver.

CHALCOPYRITE

        A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and are lighter in weight and harder than gold.

CHERT

        A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

CHIP SAMPLE

        A method of sampling of rock exposure whereby a regular series of small chips of rock is broken off along a line across the face.

CHLORITE

        1. The mineral group chamosite, clinochlore, cookeite, gonyerite, nimite, orthochamosite, pennantite, and sudoite. 2. Chlorites are associated with and resemble micas (the tabular crystals of chlorites cleave into small, thin flakes or scales that are flexible, but not elastic like those of micas); they may also be considered as clay minerals when very fine grained. Chlorites are widely distributed, esp. in low-grade metamorphic rocks, or as alteration products of ferromagnesian minerals.

CIRCUIT

        A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

CLAY

        An extremely fine-grained natural earthy material composed primarily of hydrous aluminum silicates. It may be a mixture of clay minerals and small amounts of nonclay materials or it may be predominantly one clay mineral. The type is determined by the predominant clay mineral. Clay is plastic when sufficiently pulverized and wetted, rigid when dry, and vitreous when fired to a sufficiently high temperature.

CONGLOMERATE

        Rounded, water-worn fragments of rock or pebbles, cemented together by another mineral substance.

CORE

        The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CUPEL

        1. A small bone-ash cup used in gold or silver assaying with lead. 2. The hearth of a small furnace used in refining metals.

CUT-OFF GRADE

        The lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

CYANIDATION

        A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

CYCLONE UNDERFLOW

        A coarser sized fraction, which leaves via apex aperture of hydrocyclone.

DEDICATED PAD

        An area of topography where gold ore will be placed in order to be leached. The ore will remain permanently upon this pad upon the completion of the gold extraction.

DEVONIAN

        The fourth period, in order of decreasing age, of the periods making up the Paleozoic era. It followed the Silurian period and was succeeded by the Mississippian period. Also, the system of strata deposited at that time. Sometimes called the Age of Fishes.

DILUTION

        The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

DOLOMITE

        A carbonate sedimentary rock consisting of more than 50% to 90% mineral dolomite, depending upon classifier, or having a Ca:Mg ratio in the range 1.5 to 1.7, or having an MgO equivalent of 19.5% to 21.6%, or having a magnesium-carbonate equivalent of 41.0% to 45.4%. Dolomite beds are associated and interbedded with limestone, commonly representing postdepositional replacement of limestone.

DORE

        Unrefined gold and silver bullion bars, which will be further, refined to almost pure metal.

ELECTROWINNING

        Recovery of a metal from a solution by means of electro-chemical processes.

EPITHERMAL

        Said of a hydrothermal mineral deposit formed within about 1 kilometer of the Earth's surface and in the temperature range of 50 to 200 degrees C, occurring mainly as veins. Also, said of that depositional environment.

FACIES

        A term of wide application, referring to such aspects of rock units as rock type, mode of origin, composition, fossil content, or environment of deposition.

FAULT

        A fracture in the earth's crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

FELDSPAR

        1. Constituting 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

FELSIC

        A mnemonic adjective derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

FLOCCULENT

        A chemical used to promote the formation of denser slurries.

FLOTATION

        A separation process in which valuable mineral particles are induced to become attached to bubbles and float, which the non-valuable minerals sink.

FOLD

        Any bending or wrinkling of rock strata.

FORMATION

        Unit of sedimentary rock of characteristic composition or genesis.

GALENA

        A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

GARNET

        The silicate minerals almandine, andradite, calderite, goldmanite, grossular, hibshite, katoite, kimzeyite, knorringite, majorite, pyrope, schlorlomite, spessartine, and uvarovite.

GEYSERITES

        A type of rock associated with natural hot springs.

GLACIAL TILL

        Dominantly unsorted and unstratified drift, generally unconsolidated, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a heterogeneous mixture of clay, silt, sand, gravel, and boulders ranging widely in size and shape; ice-laid drift.

GLACIOLACUSTRINE

        Pertaining to, derived from, or deposited in glacial lakes; especially said of the deposits and landforms composed of suspended material brought by meltwater streams flowing into lakes bordering the glacier, such as deltas, kame deltas, and varved sediments.

GOLD

        A yellow malleable ductile high density metallic element resistant to chemical reaction, often occurring naturally in quartz veins and gravel, and precious as a monetary medium, in jewellery, etc. Symbol - Au.

GOLD EQUIVALENT PRODUCTION

        Gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratios.

GRADE

        The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.

        CUT-OFF GRADE - is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

        RECOVERED GRADE - is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

GRAVIMETRIC FINISH

        A method used to complete fire assaying where the bead produced by this assay technique is weighed upon an extremely sensitive weigh scale.

GRAVITY RECOVERY CIRCUIT

        Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

GREENSCHIST

        A metamorphosed basic igneous rock, which owes its color and schistosity to abundant chlorite.

GREENSCHIST FACIES

        Metamorphic rocks produced under low temperature conditions.

GREENSTONE

        An old field term applied to altered basic igneous rocks which owe their color to the presence of chlorite, hornblende, and epidote.

HALIDE

        A fluoride, chloride, bromide, or iodide.

HALOS

        A differentiated (lower) grade zone surrounding a central zone of higher grade.

HANGINGWALL

        The mass of rock located above a fault plane, vein, lode, or bed of ore.

HEAP LEACHING

        A process whereby gold is extracted by "heaping" broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

HEDGING

        Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

HIGH-GRADE

        Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HIGH RATE THICKENER

        A type of equipment used to perform solid liquid separation. Slurry (a mixture of rock and water) is fed into this unit with a clear solution produced in one stream and a moist solid produced in the second stream.

HQ

        A diamond drill core measuring 2.500 inches in diameter (6.35 cm).

INTRUSIVE

        Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

INTRACALDERA OLIGOCENE ASH-FLOW TUFFS

        A geological term referring to a rock formation comprising ash-flow tuffs existing inside a caldera. A caldera is a crater formed from by the collapse of the central part of a volcano. This particular formation dates back to the Oligocene epoch.

KAOLINITE

        A monoclinic mineral, 2[Al2Si2O5(OH)4]; kaolinite-serpentine group; kaolinite structure consists of a sheet of tetrahedrally bonded silica and a sheet of octahedrally bonded alumina with little tolerance for cation exchange or expansive hydration; polymorphous with dickite, halloysite, and nacrite; soft; white; formed by hydrothermal alteration or weathering of aluminosilicates, esp. feldspars and feldspathoids; formerly called kaolin.

LEACH

        A method of extracting gold from ore by a chemical solution usually containing cyanide.

LENSE

        Pyrite, round or oval in plan and lenticular in section, ranging up to 2 to 3 feet (0.6 to 0.9 meters) in thickness and several hundred feet in the greatest lateral dimension, that is found in coalbeds.

LENTICULAR

        Resembling in shape the cross section of a lens. The term may be applied, e.g., to a body of rock, a sedimentary structure, or a mineral habit.

LODE

        Vein of metal ore.

LOW-GRADE

        A term applied to ores relatively poor in the metal they are mined for; lean ore.

MAFIC

        Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

METAMORPHISM

        The process by which the form or structure of rocks is changed by heat and pressure.

MICA

        1. A group of phyllosilicate minerals having the general composition, X2Y4-6Z8O20(OH,F) where X=(Ba,Ca,Cs,H3O,K,Na,NH4), Y=(Al,Cr,Fe,Li,Mg,Mn,V,Zn), and Z=(Al,Be,Fe,Si); may be monoclinic, pseudohexagonal or pseudo-orthorhombic; soft; perfect basal (micaceous) cleavage yielding tough, elastic flakes and sheets; colorless, white, yellow, green, brown, or black; excellent electrical and thermal insulators (isinglass); common rock-forming minerals in igneous, metamorphic, and sedimentary rocks. 2. The mineral group anandite, annite, biotite, bityite, celadonite, chernykhite, clintonite, ephesite, ferri-annite, glauconite, hendricksite, kinoshitalite, lepidolite, margarite, masutomilite, montdorite, muscovite, nanpingite, norrishite, paragonite, phlogopite, polylithionite, preiswerkite, roscoelite, siderophyllite, sodium phlogopite, taeniolite, tobelite, wonesite, and zinnwaldite.

MICACEOUS

        Consisting of or containing mica; e.g., a micaceous sediment.

MILL

        A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

MINERAL CLAIM

        A mineral claim usually authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

MINERAL RESERVES

        The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

        PROVEN MINERAL RESERVE: The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

        PROBABLE MINERAL RESERVE: The economically mineable part of an Indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

MINERAL RESOURCE

        A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

        MEASURED MINERAL RESOURCES: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

        INDICATED MINERAL RESOURCES: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

        INFERRED MINERAL RESOURCE: The part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty which may attach to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as result of continued exploration.

MINERALIZATION

        The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

MISSISSIPPIAN

        Belonging to the geologic time, system of rocks or sedimentary deposits of the fifth period of the Paleozoic Era, characterized by the submergence of extensive land areas under shallow seas.

MUCK SAMPLE

        A representative piece of ore that is taken from a muck pile and then assayed to determine the grade of the pile.

MUSCOVITE

        A monoclinic mineral, Kal2(Si3Al)O10(OH,F)2; mica group; pseudohexagonal; perfect basal cleavage; forms large, transparent, strong, electrically and thermally insulating, stable sheets; a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites; also a hydrothermal and weathering product of feldspar and in detrital sediments. Also spelled muscovite.

NET SMELTER RETURN

        A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

OPEN PIT

        A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

OLIGOCENE

        An epoch of the early Tertiary Period, after the Eocene and before the Miocene; also, the corresponding worldwide series of rocks. It is considered to be a period when the Tertiary is designated as an era.

OXIDATION

        A reaction where a material is reacted with an oxidizer such as pure oxygen or air in order to alter the state of the material.

PALEOZOIC

        The era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

PEGMATITES

        Igneous rocks of coarse grain found usually as dikes associated with large masses of plutonic rock.

PHASES

        Stages in time and/or composition in forming the rock.

PHYLLITE

        1. A metamorphic rock, intermediate in grade between slate and mica schist. Minute crystals of sericite and chlorite impart a silky sheen to the surfaces of cleavage (or schistosity). Phyllites commonly exhibit corrugated cleavage surfaces. 2. A general term for minerals with a layered crystal structure. 3. A general term used by some French authors for the scaly minerals, such as micas, chlorites, clays, and vermiculites.

PLACER

        A place where gold is obtained by the washing of materials: rocks, boulders, sand, clay, etc. containing gold or other valuable minerals by the elements. These are deposits of valuable minerals, in Kinross' case, native gold, are found in the form of dust, flakes, grains, and nuggets. In the United States mining law, mineral deposits, not veins in place, are treated as placers as far as locating, holding, and patenting are concerned. The term "placer" applies to ancient (Tertiary) gravel as well as to recent deposits, and to underground (drift mines) as well as surface deposits.

PORPHYRY

        An igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-granted groundmass.

PQ

        A diamond drill core measuring 2.344 inches in diameter (5.954 cm).

PREMIUM

        An amount specified as such by the parties to a hedging agreement, which amount is the purchase price of the bullion option and is payable by the buyer to the seller on the premium payment date for value on such date.

PULP METALLIC

        A type of assay method, which is used to handle the coarse gold component of a sample to allow for its accurate determination.

PYRITE

        A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as "fool's gold."

PYROCLASTIC

        Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

QUALIFIED PERSON

        An individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

QUARTZ

        Common rock-forming mineral consisting of silicon and oxygen.

QUARTZITE

        1. A granoblastic metamorphic rock consisting mainly of quartz and formed by recrystallization of sandstone or chert by either regional or thermal metamorphism; metaquartzite. 2. A very hard but unmetamorphosed sandstone, consisting chiefly of quartz grains that are so completely cemented with secondary silica that the rock breaks across or through the grains rather than around them; an orthoquartzite. 3. Stone composed of silica grains so firmly cemented by silica that fracture occurs through the grains rather than around them. 4. As used in a general sense by drillers, a very hard, dense sandstone.
5. A granulose metamorphic rock consisting essentially of quartz. 6. Sandstone cemented by silica that has grown in optical continuity around each fragment.

RECLAMATION

        The restoration of a site after mining or exploration activity is completed.

RECOVERY

        A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

RUN-OF-MINE

        Said of ore in its natural, unprocessed state; pertaining to ore just as it is mined.

REUSABLE PAD ORE

        Ore which is processed on a reusable pad. The reusable pad is an area where heap leaching takes place on ore material temporarily placed onto it. Upon completion of leaching, the ore is removed from the pad and sent to disposal. New material is then applied.

SAMPLE

        A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SANIDINE

        A monoclinic mineral, (K,Na)AlSi3O8; feldspar group; forms a series with albite; prismatic cleavage; colorless; forms phenocrysts in felsic volcanic rocks.

SCHIST

        A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

SEDIMENTARY ROCKS

        Secondary rocks formed from material derived from other rocks and laid down under water. Examples are limestone, shale and sandstone.

SEMI-AUTOGENOUS (SAG) MILL

        A steel cylinder with steel balls into which run-of-mine material is fed. The ore is ground in the action of large lumps of rock and steel balls.

SERICITE

        A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (especially in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

SHEAR ZONE

        A geological term to describe a geological area in which shearing has occurred on a large scale.

SILICA

        The chemically resistant dioxide of silicon, SiO2; occurs naturally as five crystalline polymorphs: trigonal and hexagonal quartz, orthorhombic and hexagonal tridymite, tetragonal and isometric cristobalite, monoclinic coesite, and tetragonal stishovite. Also occurs as cryptocrystalline chalcedony, hydrated opal, the glass lechatelierite, skeletal material in diatoms and other living organisms, and fossil skeletal material in diatomite and other siliceous accumulations. Also occurs with other chemical elements in silicate minerals.

SILT

        Material passing the No. 200 U.S. standard sieve that is nonplastic or very slightly plastic and that exhibits little or no strength when air-dried. Material composes of fine rock components.

SKIP

        1. A guided steel hoppit, usually rectangular, with a capacity up to 50 st (45.4 t), which is used in vertical or inclined shafts for hoisting coal or minerals. It can also be adapted for personnel riding. 2. A large hoisting bucket, constructed of boiler plate that slides between guides in a shaft, the bail usually connecting at or near the bottom of the bucket so that it may be automatically dumped at the surface. 3. An open iron vehicle or car on four wheels, running on rails and used esp. on inclines or in inclined shafts. 4. A truck used in a mine. 5. A small car that conveys the charge to the top of a blast furnace.

SLURRY

        Fine rock particles are suspended in a stream of water.

SPHALERITE

        A zinc mineral, which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

STIBNITE

        A mineral composed of antimony and sulphur often associated with other sulphides.

STOCK

        A magma that has intruded into preexisting rock in a columnar shape typically a kilometer or more in diameter.

STOCKPILE

        Broken ore heaped on surface, pending treatment or shipment.

STOCKWORK

        A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

SYMPATHETIC FAULTING

        A minor fault that has the same orientation as the major fault or some such structure with which it is associated.

SYNCLINE

        A fold in rocks in which the strata dip inward from both sides toward the axis.

TAILINGS

        The material that remains after all metals considered economic have been removed from ore during milling.

TENNANTITE

        An isometric mineral, (Cu,Fe)12As4S13; tetrahedrite group; forms a series with tetrahedrite; may contain zinc, silver, or cobalt replacing copper; in veins; an important source of copper.

TERRANE

        Area of land of a particular character, E.G., mountainous, swampy.

TETRAHEDRITE

        1. An isometric mineral, (Cu,Fe)12Sb4S13, having copper replaced by zinc, lead, mercury, cobalt, nickel, or silver; forms a series with tennantite and freibergite; metallic; crystallizes tetrahedra; occurs in hydrothermal veins and contact metamorphic deposits; a source of copper and other metals. 2. The mineral group freibergite, giraudite, goldfieldite, hakite, tennantite, and tetrahedrite.

TOURMALINE

        1. Any member of the trigonal mineral group, XY3Z6(BO3)3Si6O18(OH,F)4where X is Na partially replaced by Ca, K, Mg, or a vacancy, Y is Mg, Fe2+, Li, or Al, and Z is Al and Fe3+; forms prisms of three, six, or nine sides; commonly vertically striated; varicolored; an accessory in granite pegmatites, felsic igneous rocks, and metamorphic rocks. Transparent and flawless crystals may be cut for gems. 2. The mineral group buergerite, dravite, elbaite, ferridravite, liddicoatite, schorl, and uvite.

TRIASSIC

        Belonging to the geolic time, system of rocks or sedimentary deposits of the first period of the Mesozoic Era, characterized by the diversification of land life, the rise of dinosaurs and the appearance of the earliest mammals.

TUFF

        Rock composed of fine volcanic ash.

ULTRAMAFIC

        Also called ultrabasic. Characterizes rocks containing less than 45% silica; containing virtually no quartz or feldspar. They are essentially composed of iron and magnesium-rich minerals, metallic oxides and sulfides, and native metals.

UNCONFORMITY

        A surface between successive strata representing a missing interval in the geologic record of time, and produced either by an interruption in deposition or by the erosion of depositionally continuous strata followed by renewed deposition.

VEIN

        A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

VOLCANICS

        A general collective term for extrusive igneous and pyroclastic material and rocks.

VUG

        A small cavity in a rock, usually lined with crystals of a different mineral composition than the enclosing rock.

ZONE

        An area of distinct mineralization.

                                  SCHEDULE "A"

                            KINROSS GOLD CORPORATION
                                   ("KINROSS")

                                 CHARTER OF THE
                                 AUDIT COMMITTEE

I.      PURPOSE

        The Audit Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibilities to the shareholders of Kinross and the investment community. The Audit Committee's primary duties and responsibilities are to:

        o Oversee (i) the integrity of Kinross' financial statements; (ii) Kinross' compliance with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditors' qualifications and independence; and (iv) the performance of Kinross' internal audit function.

        o Serve as an independent and objective party to monitor Kinross' financial reporting processes and internal control systems.

        o Review and appraise the audit activities of Kinross' independent auditors and the internal auditing functions.

        o Annually evaluate the performance of the Audit Committee in light of the requirements of its Charter.

        o Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters. The Audit Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.

II.     COMPOSITION

        The Audit Committee shall be comprised of at least three directors. Each Committee member shall be an "independent director" in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange ("NYSE Rules"), which are reproduced in Schedule "I" attached hereto.

        All members shall, to the satisfaction of the Board of Directors, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Schedule "I" attached hereto.

        As the rules set out in Schedule "I" may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

        No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee, and this determination is disclosed in the annual management information circular.

        The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

III.    RESPONSIBILITIES AND POWERS

        Responsibilities and powers of the Audit Committee include:

        o Annual review and revision of this Charter as necessary with the approval of the Board of Directors.

        o Subject to the powers of the Board of Directors and the shareholders under Kinross' articles, by-laws and under the Business Corporations Act (Ontario), the Audit Committee is responsible for the selection, appointment, oversight, evaluation, compensation, retention and, if necessary, the replacement of the independent auditors who prepare or issue an auditors' report or perform other audit, review or attest services for Kinross.

        o Approving the appropriate audit engagement fees and the funding for payment of the independent auditors' compensation and any advisors retained by the Audit Committee.

        o Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

        o Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Kinross and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement. Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

        o Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

                o bookkeeping or other services related to the accounting records or financial statements of Kinross;

                o       financial information systems design and implementation;

                o appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

                o       actuarial services;

                o       internal audit outsourcing services;

                o       management functions or human resources;

                o broker or dealer, investment adviser or investment banking services;

                o legal services and expert services unrelated to the audit; and

                o any other services which the Public Company Accounting Oversight Board determines to be impermissible.

        o Approving any permissible non-audit engagements of the independent auditors in accordance with applicable laws.

        o Obtaining from the independent auditors in connection with any audit a timely report relating to the Kinross' annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any "management" letter or schedule of unadjusted differences.

        o Meeting with the auditors and financial management of Kinross to review the scope of the proposed audit for the current year, and the audit procedures to be used.

        o       Reviewing with management and the independent auditors:

                - Kinross' annual and interim financial statements and related footnotes, management's discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and ensuring that:

                        o management has reviewed the financial statements with the audit committee, including significant judgments affecting the financial statements

                        o the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

                        o the Committee has received the assurance of both financial management and the independent auditors that Kinross' financial statements are fairly presented in conformity with Canadian GAAP in all material respects

                - Any significant changes required in the independent auditors' audit plan and any serious issues with management regarding the audit.

                - Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

                With respect to the internal auditing department,

                (i) to review the appointment and replacement of the director of the internal auditing department; and

                (ii) to advise the director of the internal auditing department that he or she is expected to provide to the Audit Committee copies of significant reports to management prepared by the internal auditing department and management's responses thereto;

                With respect to accounting principles and policies, financial reporting and internal audit control over financial reporting,

                (i) to advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

                (ii) to consider any reports or communications (and management's and/or the internal audit department's responses thereto) submitted to the Audit Committee by the independent auditors required by or referred to in SAS 61 (as codified by AU Section 380), as it may be modified or supplemented or other professional standards, including reports and communications related to:

                o deficiencies, including significant deficiencies or material weaknesses, in internal control identified during the audit or other matters relating to internal control over financial reporting;

                o       consideration of fraud in a financial statement audit;

                o       detection of illegal acts;

                o the independent auditors' responsibility under generally accepted auditing standards;

                o       any restriction on audit scope;

                o       significant accounting policies;

                o significant issues discussed with the national office respecting auditing or accounting issues presented by the engagement;

                o       management judgments and accounting estimates;

                o any accounting adjustments arising from the audit that were noted or proposed by the auditors but were passed (as immaterial or otherwise);

                o the responsibility of the independent auditors for other information in documents containing audited financial statements;

                o       disagreements with management;

                o       consultation by management with other accountants;

                o major issues discussed with management prior to retention of the independent auditors;

                o difficulties encountered with management in performing the audit;

                o the independent auditors' judgments about the quality of the entity's accounting principles;

                o reviews of interim financial information conducted by the independent auditors; and

                o the responsibilities, budget and staffing of the Company's internal audit function.

        o Satisfying itself that adequate procedures are in place for the review of Kinross' public disclosure of financial information extracted or derived from Kinross' financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

        o Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Kinross.

        o Establishing procedures: (i) for receiving, handling and retaining of complaints received by Kinross regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

        o Monitoring compliance with Kinross' Code of Business Conduct & Ethics. Reviewing with the independent auditors any audit problems or difficulties and management's response and resolving disagreements between management and the auditors.

        o Making inquires of management and the independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Kinross.

        o Assessing the overall process for identifying principal business, political, financial and control risks and providing its views on the effectiveness of this process to the Board.

        o Ensuring that the disclosure of the process followed by the Board of Directors and its committees, in the oversight of Kinross' management of principal business risks, is complete and fairly presented.

        o Reviewing of confirmation of compliance with Kinross' policies on internal controls, conflicts of interests, ethics, foreign corrupt practice, etc.

        o Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

        o At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors' internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) (to assess the auditors' independence) all relationships between the independent auditors and Kinross, including each non-audit service provided to the Company and at least the matters set forth in Independent Standards Board No.1.

        o Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.

        o Engaging and compensating (for which Kinross will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

        o Reporting annually to the shareholders in Kinross' Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.     MEETINGS AND OTHER MATTERS

        The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year. Meetings may be held at any time deemed appropriate by the Committee.

        The Audit Committee will meet periodically with representatives of the independent auditors, appropriate members of management and personnel responsible for the internal audit function, all either individually or collectively as may be required by the Committee.

        The independent auditors will have direct access to the Committee at their own initiative.

        The Chairman of the Committee will report periodically the Committee's findings and recommendations to the Board of Directors.

        The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

        Kinross shall provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of:

        1. Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;

        2.      Compensation of any advisers employed by the Audit Committee;
        and

        3. Ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

                                  SCHEDULE "I"

INDEPENDENCE REQUIREMENT OF MULTILATERAL INSTRUMENT 52-110

A member of the Audit Committee shall be considered "independent", in accordance with Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member's independent judgment. The following persons are considered to have a material relationship with the Company and, as such, can not be a member of the Audit Committee:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)     an individual who:

        (i) is a partner of a firm that is the Company's internal or external auditor;

        (ii)    is an employee of that firm; or

        (iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

        (i) is a partner of a firm that is the Company's internal or external auditor;

        (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

        (iii) was within the last three years a partner or employee of that firm and personally worked on the Company's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.



In addition to the independence criteria discussed above, any individual who:

(a) has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b) is an affiliated entity of the Company or any of its subsidiary entities,

        is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered "independent" in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a) A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b) A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c) A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.

(d) A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

(e) A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not "independent" until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

        In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

        (a) Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

        (b)     Be an affiliated person of the issuer or any subsidiary thereof.

An "affiliated person" means a person who directly or indirectly controls Kinross, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kinross.

FINANCIAL LITERACY UNDER MULTILATERAL INSTRUMENT 52-110

"Financially literate", in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

FINANCIAL EXPERT UNDER SEC RULES

An audit committee financial expert is defined as a person who has the following attributes:

(a) an understanding of generally accepted accounting principles and financial statements;

(b) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;

(d) an understanding of internal controls and procedures for financial reporting; and

(e)     an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

(a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

(b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)     other relevant experience.


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